

2022 ANNUAL REPORT


NEW LOCATIONS
RELOCATIONS
REMODELS
NEW LOCATIONS WITH JOEY FOOTPRINT
OUTBACK STEAKHOUSE
CARRABBA'S ITALIAN GRILL
BONEFISH GRILL
Fleming's PRIME STEAKHOUSE & WINE BAR
BRAZIL

A LETTER FROM OUR CEO

At Bloomin' Brands, Inc., Bringing People Together in our restaurants, in our communities, and within our industry is the foundation of the company's success and continues to be our pleasure today. Despite the challenging operating environment, we made excellent progress on our 2022 strategic priorities and delivered for all of our stakeholders.

We remained focused on our commitment to delivering delicious food and memorable experiences for our customers, as well as building a stronger, leaner, operations-centric company. Our five key priorities remained steady throughout the year:

1. Growing Sustainable Healthy Sales
2. Maximizing Business Performance and Protecting Margins
3. Driving Long-Term Shareholder Value
4. Enriching Engagement
5. Maximizing International Opportunity

GROWING SUSTAINABLE HEALTHY SALES

In 2022, we continued to elevate the customer experience and drive innovation across the portfolio while remaining focused on healthy top-line growth.

KEY HIGHLIGHTS FROM 2022

Bloomin' Brands opened 48 new system-wide full-service restaurants in 2022 – 13 U.S. and 35 International. We also remodeled 39 locations – 35 U.S. and four International and completed three U.S. relocations. We continued to focus on all facets of the 360-degree customer experience – menu innovation, price, service, ambiance, and marketing – to help drive increased traffic and comparable restaurant sales.

In 2022, **Outback Steakhouse®** continued to make investments in new cooking technologies, kitchen display systems, and handheld devices to reduce operational complexities and elevate in-restaurant, off-premises, and digital customer experiences. We also opened five new restaurants with the smaller design model, the 'Joey', that's just under 5,000 sq ft with optimized seating, comparable volume, and a higher ROI, and completed two relocations and 26 remodels in strategic markets.

Fleming's Prime Steakhouse & Wine Bar® continues to set the standard in fine dining. Guests can enjoy signature starters, a range of classic and specialty prime steaks, premium seafood entrées, plant-based offerings, ultra-savory sides, desserts and more. In 2022, we opened a new location in Fort Lauderdale's premier shopping and dining destination on Las Olas Boulevard. This restaurant's main dining room features a two-story interior with high ceilings, eye-catching chandeliers, an exhibition kitchen, luxurious bar, and an all-glass wine cellar. Guests can also experience outdoor dining on a beautiful, covered patio. Our core markets in California and Florida still have white space for growth. Comparable restaurant sales were up 12% in 2022.

Carrabba's Italian Grill® remained focused on enhancing revenue channels in both our dining rooms and off-premises. In the third quarter, we opened the first new location since 2015. The restaurant is the first of its kind, and a new design prototype, inspired by the Brazil Carrabba's design called "Abbraccio Cucina Italiana." Along with its new aesthetic, the design layout creates a highly efficient use of the space and offers greater seating flexibility to better serve our customers. The restaurant boasts 5,074 square-feet and features a spacious dining room and a large bar area and has a seating capacity for 184 patrons. It provides optimism about the future growth and potential of the brand.

Bonefish Grill® received Newsweek Magazine's five-star award for "America's Favorite Restaurant Chains 2022" in Casual Dining,[1] as a result of the team's hard work and commitment to serving high-quality market-fresh fish and handcrafted cocktails with expert service. In 2022, the brand focused on simplification and investing in our food and dining experience.

MAXIMIZING BUSINESS PERFORMANCE AND PROTECTING MARGINS

Key achievements that enabled the company to successfully navigate significant inflation:
- Made the strategic decision to preserve our value equation and not raise prices to fully offset inflation. We believe this short-term decision will have long-term benefits for our customers
- Continued to rebuild healthy sales while taking share from the industry (+220 basis points vs. 2019)
- Demonstrated commitment to growth through opening of 32 new company-owned restaurants (37% domestic, 63% international)
- Strengthened the balance sheet by paying down debt and removing a large portion of the outstanding convertible notes, and, marching towards a more favorable capital structure and leverage metrics
- Returned $160 million of capital through dividends and share repurchases

DRIVING LONG-TERM SHAREHOLDER VALUE

Our commitment to maximizing total shareholder return remains a key component of our long-term growth strategy. In 2022, we made significant progress on returning capital to our shareholders while maintaining a healthy balance sheet. We ended the year with lease-adjusted leverage at 3x and are on track to continue to lower our leverage. A healthy balance sheet also provides great flexibility to return cash to shareholders through share repurchases and dividends. In 2022, we returned a total of $160 million of capital to our shareholders - $50 million in dividends and $110 million in share repurchases.

ENRICHING ENGAGEMENT

Since our founding in 1988, Bloomin' Brands has remained grounded in the principles of community and all of the stakeholders we serve.

Diversity & Inclusion: Our leadership position in casual dining is made possible by our more than 85,000 dedicated Team Members. We are very proud to have been named to the Forbes list of "America's Best Employers for Diversity" for the fourth consecutive year in 2022. We continued integrating diversity, equity, inclusion, and belonging into everything that we do by:

- Listening to Our People through ongoing Courageous Conversations
- Holding leaders accountable for building and maintaining a more diverse workforce
- Leveraging five Employee Resource Groups to promote Team Member connection, engagement, and allyship
- Engaging with communities and organizations dedicated to nurturing diversity, equity, and inclusion

Food Donation: We donated over 135,000 pounds of food through our longstanding partnership with the Food Donation Connection, a hunger relief nonprofit, to impact hunger and food insecurity in the communities we serve.

MAXIMIZING INTERNATIONAL OPPORTUNITY

The Brazil business continues to perform in line with our high expectations, including sales and traffic growth in strategic markets. Sales were up 38% for the year. We opened 17 new Outback Steakhouse® restaurants, one new Abbraccio Cucina Italiana® restaurant, and completed four Outback Steakhouse® remodels in 2022 and have a robust pipeline for growth.

The Brazil market remains underpenetrated, and we are capturing this opportunity. Our results reflect the strength of our brand positioning, outstanding operations, and innovative technology investments.

LOOKING FORWARD

Looking ahead, we will continue to leverage our leading off-premises business, grow digital capabilities, and improve operational efficiencies, focusing on these key priorities and goals for 2023:

- Driving healthy sales and traffic through advanced technology, targeted marketing, new products & sales layers, and restaurant remodels
- Expanding off-premises business through carryout, catering and delivery capabilities
- Protecting progress in restaurant operating margins
- Making significant progress in digital sales
- Accelerating new unit growth at Outback®, Fleming's® and in Brazil
- Maintaining a fortress balance sheet and returning cash to shareholders
- Building a more diverse, inclusive, and effective organization

I am so proud of the talented and dedicated Team Members in our restaurants and at the Restaurant Support Center for providing the highest level of service and hospitality for our guests. Our results in 2022 exemplifies their commitment to the work and to each other.

I am excited about what the future holds for our brands, and I am confident in our ability to deliver long-term sustainable growth while creating significant shareholder value.

On behalf of everyone at Bloomin' Brands, I thank you for your continued support.



David Deno
Chief Executive Officer

Bloomin' Brands, Inc.

[1] Newsweek Magazine 2022 America's Favorite Restaurant Chains in Casual Dining

CHARTS & FIGURES



COMPARABLE U.S. RESTAURANT SALES

2018	2019	2020	2021	2022
2.5%	1.2%	-19.9%	30.5%	**4.0%**



TOTAL REVENUES
($ in millions)

2018	2019	2020	2021	2022
$4,126	$4,139	$3,171	$4,122	**$4,417**



ADJUSTED DILUTED EARNINGS (LOSS) PER SHARE[1]

2018	2019	2020	2021	2022
$1.50	$1.54	-$0.69	$2.70	**$2.52**



FREE CASH FLOW[2]
($ in millions)

2018	2019	2020	2021	2022
$80	$156	$51	$280	**$171**

(1) Adjusted diluted earnings (loss) per share for the years ended December 30, 2018, December 29, 2019, December 27, 2020, December 26, 2021, and December 25, 2022 excludes adjustments of $0.36, $0.09, $1.16, $0.70, and $1.49, respectively, from Diluted earnings (loss) per share attributable to common stockholders, related to a number of items that we do not consider indicative of our ongoing operations. Please refer to the section entitled "Non-GAAP Financial Measures" included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K included in this Annual Report for more information on these items and a reconciliation to Diluted earnings (loss) per share attributable to common stockholders, the most directly comparable U.S. GAAP measure.

(2) Net cash provided by operating activities less Capital expenditures. For the years ended, December 30, 2018, December 29, 2019, December 27, 2020, December 26, 2021, and December 25, 2022, net cash provided by operating activities was $288.1 million, $317.6 million, $138.8 million, $402.5 million, and $390.9M, respectively, and Capital expenditures were $208.2 million, $161.9 million, $87.8 million, $122.8 million and $219.7 million respectively.



OUTBACK STEAKHOUSE
Innovative creations, bold flavors, and traditional steakhouse classics made fresh to order and how you want it.

BONEFISH GRILL
Market-fresh fish, savory wood-grilled specialties, and hand-crafted cocktails featuring the freshest ingredients.

CARRABBA'S ITALIAN GRILL
Italian cuisine made with classic ingredients, prepared on a wood-burning grill, inspired by the many tastes of Italy

FLEMING'S PRIME STEAKHOUSE & WINE BAR
A fine dining steakhouse with unparalleled hospitality, featuring aged Prime beef, seafood and wine, for any occasion.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 25, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-35625



BLOOMIN' BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-8023465**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2202 North West Shore Boulevard, Suite 500, Tampa, FL 33607
(Address of principal executive offices) (Zip Code)

(813) 282-1225
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.01 par value	**BLMN**	**The Nasdaq Stock Market LLC (Nasdaq Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐
No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-accelerated Filer ☐

Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates (based on the closing price on the last business day of the registrant's most recently completed second fiscal quarter as reported on the Nasdaq Global Select Market) was $1.6 billion.

As of February 16, 2023, 87,098,993 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

BLOOMIN' BRANDS, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
For Fiscal Year 2022

TABLE OF CONTENTS

BLOOMIN' BRANDS, INC.

PART I

Cautionary Statement

This Annual Report on Form 10-K (the "Report") includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "feels," "seeks," "forecasts," "projects," "intends," "plans," "may," "will," "should," "could" or "would" or, in each case, their negative or other variations or comparable terminology, although not all forward-looking statements are accompanied by such terms. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this Report. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause actual results to differ materially from statements made or suggested by forward-looking statements include, but are not limited to, those described in the "Risk Factors" section of this Report and the following:

(i)   Consumer reactions to public health and food safety issues;

(ii)   Minimum wage increases, additional mandated employee benefits and fluctuations in the cost and availability of employees;

(iii)   Our ability to recruit and retain high-quality leadership, restaurant-level management and team members;

(iv)   Economic conditions and their effects on consumer confidence and discretionary spending, consumer traffic, the cost and availability of credit and interest rates;

(v)   Our ability to compete in the highly competitive restaurant industry with many well-established competitors and new market entrants;

(vi)   Our ability to protect our information technology systems from interruption or security breach, including cyber security threats, and to protect consumer data and personal employee information;

(vii)   Fluctuations in the price and availability of commodities, including supplier freight charges and restaurant distribution expenses, and other impacts of inflation and our dependence on a limited number of suppliers and distributors to meet our beef, chicken and other major product supply needs;

(viii) The severity, extent and duration of the COVID-19 pandemic, its impacts on our business and results of operations, financial condition and liquidity, including any adverse impact on our stock price and on the other factors listed in this Report, and the responses of domestic and foreign federal, state and local governments to the pandemic;

(ix)   Our ability to preserve and grow the reputation and value of our brands, particularly in light of changes in consumer engagement with social media platforms and limited control with respect to the operations of our franchisees;

(x)   The effects of international economic, political and social conditions and legal systems on our foreign operations and on foreign currency exchange rates;

(xi)   Our ability to comply with new environmental, social and governance ("ESG") requirements or our failure to achieve any goals, targets or objectives with respect to ESG matters;

(xii)   Our ability to effectively respond to changes in patterns of consumer traffic, consumer tastes and dietary habits, including by maintaining relationships with third party delivery apps and services;

(xiii)   Our ability to comply with governmental laws and regulations, the costs of compliance with such laws and regulations and the effects of changes to applicable laws and regulations, including tax laws and unanticipated liabilities, and the impact of any litigation;

(xiv)   Our ability to implement our remodeling, relocation and expansion plans, due to uncertainty in locating and acquiring attractive sites on acceptable terms, obtaining required permits and approvals, recruiting and training necessary personnel, obtaining adequate financing and estimating the performance of newly opened, remodeled or relocated restaurants, and our cost savings plans to enable reinvestment in our business, due to uncertainty with respect to macroeconomic conditions and the efficiency that may be added by the actions we take;

(xv)   Seasonal and periodic fluctuations in our results and the effects of significant adverse weather conditions and other disasters or unforeseen events;

(xvi)   The effects of our leverage and restrictive covenants in our various credit facilities on our ability to raise additional capital to fund our operations, to make capital expenditures to invest in new or renovate restaurants and to react to changes in the economy or our industry; and

(xvii)   Any impairment in the carrying value of our goodwill or other intangible or long-lived assets and its effect on our financial condition and results of operations.

Given these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this Report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

BLOOMIN' BRANDS, INC.

Item 1. Business

Bloomin' Brands, Inc. ("Bloomin' Brands," the "Company," "we," "us," and "our" and similar terms mean Bloomin' Brands, Inc. and its subsidiaries except where the context otherwise requires) is one of the largest casual dining restaurant companies in the world, with a portfolio of leading, differentiated restaurant concepts. We have four founder-inspired concepts: Outback Steakhouse, Carrabba's Italian Grill, Bonefish Grill and Fleming's Prime Steakhouse & Wine Bar. Our restaurant concepts range in price point and degree of formality from casual (Outback Steakhouse and Carrabba's Italian Grill) to upscale casual (Bonefish Grill) and fine dining (Fleming's Prime Steakhouse & Wine Bar). OSI Restaurant Partners, LLC ("OSI"), a wholly-owned subsidiary of Bloomin' Brands, is our primary operating entity.

MARKETS

As of December 25, 2022, we owned and operated 1,186 full-service restaurants and off-premises only kitchens and franchised 321 full-service restaurants and off-premises only kitchens across 47 states, Guam and 13 countries.

Our Segments

We consider each of our restaurant concepts and international markets to be operating segments, which reflects how we manage our business, review operating performance and allocate resources. We aggregate our operating segments into two reportable segments, U.S. and international. The U.S. segment includes all restaurants operating in the U.S. while restaurants operating outside the U.S. are included in the international segment. Following is a summary of reportable segments as of December 25, 2022:

REPORTABLE SEGMENT (1)	CONCEPT	GEOGRAPHIC LOCATION
U.S.	Outback Steakhouse Carrabba's Italian Grill Bonefish Grill Fleming's Prime Steakhouse & Wine Bar	United States of America
International	Outback Steakhouse	Brazil, Hong Kong/China
	Carrabba's Italian Grill (Abbraccio)	Brazil

_____
(1)   Includes franchise locations. See Item 2. *Properties* for disclosure of our restaurant count by country and territory.

U.S. Segment

As of December 25, 2022, in our U.S. segment, we owned and operated 1,011 full-service restaurants and off-premises only kitchens and franchised 153 full-service restaurants across 47 states.

Outback Steakhouse - Outback Steakhouse is a casual steakhouse restaurant concept focused on steaks, bold flavors and Australian decor. The Outback Steakhouse menu offers seasoned and seared or wood-fire grilled steaks, chops, chicken, seafood, pasta, salads and seasonal specials. The menu also offers a selection of specialty appetizers, including our signature Bloomin' Onion®, and desserts, together with full bar service.

Carrabba's Italian Grill - Offering authentic Italian cuisine passed down from its founders' family recipes, Carrabba's Italian Grill uses high quality ingredients to prepare fresh and handmade dishes cooked to order in a lively exhibition kitchen. Featuring a wood-burning grill inspired by the many tastes of Italy, guests can enjoy signature dishes such as Chicken Bryan and Pollo Rosa Maria, wood-fire grilled steaks and chops, small plates and classic Italian pasta dishes in a welcoming, contemporary atmosphere.

Bonefish Grill - Bonefish Grill specializes in fish from around the world, hand-cut in-house every day, savory wood-grilled specialties, and locally created, seasonal Partner Selection dishes featuring high-quality and fresh ingredients. Offering a selection of classic and signature hand-crafted cocktails, using fresh juices, edible garnishes and house infusions, Bonefish Grill also features a distinct list of wines, which are the perfect match for any food pairing.

Fleming's Prime Steakhouse & Wine Bar - Fleming's Prime Steakhouse & Wine Bar is a contemporary interpretation of the classic American steakhouse, boasting culinary mastery, signature style and unrivaled attentive service to create memorable dining experiences in a welcoming and lively atmosphere. Hospitality is at the heart of Fleming's mission, but guests will see passion for prime steak, seafood, storied wines and handcrafted cocktails reflected across their range of menus.

International Segment

We have local management to support and grow restaurants in each of the countries where we have Company-owned operations. Our international operations are integrated with our corporate headquarters to leverage enterprise-wide capabilities, including marketing, finance, real estate, information technology, legal, human resources, supply chain management and productivity.

As of December 25, 2022, in our international segment, we owned and operated 175 full-service restaurants and franchised 168 full-service restaurants and off-premises only kitchens across 13 countries and Guam. See Item 2. *Properties* for disclosure of our international restaurant count by country and territory.

Outback Steakhouse - Our international Outback Steakhouse restaurants have a menu similar to our U.S. menu with additional variety to meet local taste preferences. In addition to the traditional Outback Special sirloin, a typical international menu may feature local beef cuts.

Carrabba's Italian Grill (Abbraccio Cucina Italiana) - Abbraccio Cucina Italiana, our international Carrabba's Italian Grill restaurant concept, offers a blend of traditional and modern Italian dishes. The menu varies, with additional pasta and pizza offerings, to account for local tastes and customs. Abbraccio Cucina Italiana also has a range of beverage options, including classically inspired cocktails and local favorites with an Italian twist.

Restaurant Development

We utilize the ownership structure and market entry strategy that best fits the needs for a particular market, including Company-owned units and franchises, as determined by demand, cost structure and economic conditions.

U.S. Development - We opportunistically pursue unit growth across our concepts through existing geography fill-in and market expansion opportunities. During 2021, we opened our first U.S. Outback Steakhouse utilizing a smaller-scaled "Joey" prototype. The Joey prototype was designed to increase return on investment through a reduced restaurant footprint with a more efficient layout. We opened five Joey Outback Steakhouse restaurants during 2022 and plan to open additional locations throughout 2023.

During 2022, we continued to test our fast-casual concept, Aussie Grill by Outback ("Aussie Grill"). Originally created for our international franchisees, Aussie Grill offers steak, burgers, chicken and salad with fast-casual convenience.

International Development - We continue to pursue international expansion opportunities, leveraging established equity and franchise markets in South America and Asia, and in strategically selected emerging and high-growth developed markets, with a focus on Brazil. All Outback Steakhouse restaurants opened in Brazil since the beginning of 2021 were built utilizing the Joey prototype design.

During 2022, we introduced Aussie Grill in Brazil, opening the first two restaurants in that market. We plan to open additional Aussie Grill restaurants in Brazil during 2023.

BLOOMIN' BRANDS, INC.

System-wide Restaurant Summary - Following is a system-wide rollforward of our full-service restaurants in operation during 2022:

Number of restaurants:	DECEMBER 26, 2021	2022 ACTIVITY		DECEMBER 25, 2022	U.S. STATE COUNT
		OPENINGS	CLOSURES		
U.S.					
Outback Steakhouse					
Company-owned	564	6	(4)	566	
Franchised	130	1	(4)	127	
Total	694	7	(8)	693	46
Carrabba's Italian Grill					
Company-owned	199	1	(1)	199	
Franchised	20	—	(1)	19	
Total	219	1	(2)	218	29
Bonefish Grill					
Company-owned	178	—	(5)	173	
Franchised	7	—	—	7	
Total	185	—	(5)	180	30
Fleming's Prime Steakhouse & Wine Bar					
Company-owned	64	1	—	65	25
Aussie Grill					
Company-owned	5	4	(2)	7	1
U.S. total	1,167	13	(17)	1,163	
International					
Company-owned					
Outback Steakhouse - Brazil (1)	122	17	—	139	
Other (1)(2)	33	3	—	36	
Franchised					
Outback Steakhouse - South Korea	78	12	(4)	86	
Other (2)	54	3	(10)	47	
International total	287	35	(14)	308	
System-wide total	1,454	48	(31)	1,471	
System-wide total - Company-owned	1,165	32	(12)	1,185	
System-wide total - Franchised	289	16	(19)	286	

---

(1)   The restaurant counts for Brazil, including Abbraccio and Aussie Grill restaurants within International Company-owned Other, are reported as of November 30, 2021 and 2022, respectively, to correspond with the balance sheet dates of this subsidiary.

(2)   International Company-owned Other included two and four Aussie Grill locations as of December 26, 2021 and December 25, 2022, respectively. International Franchised Other included three and four Aussie Grill locations as of December 26, 2021 and December 25, 2022, respectively.

Following is a system-wide rollforward of our off-premises only kitchens in operation during 2022:

Number of kitchens (1):	DECEMBER 26, 2021	2022 ACTIVITY		DECEMBER 25, 2022
		OPENINGS	CLOSURES	
U.S.				
Company-owned	3	—	(2)	1
International				
Company-owned	1	—	(1)	—
Franchised - South Korea	40	13	(18)	35
System-wide total	44	13	(21)	36

---

(1)   Excludes virtual concepts that operate out of existing restaurants and sports venue locations.

COVID-19 Pandemic Impact on Our Business

As a result of the COVID-19 pandemic ("COVID-19"), traffic was significantly reduced in our restaurants which negatively impacted our operating results in 2020. During 2021, the recovery of U.S. in-restaurant dining continued while we retained a significant portion of the incremental off-premises volume we achieved during 2020. Internationally, COVID-19-related capacity constraints continued in 2021 during periods of increased case counts and new variants until the middle of 2022 when in-restaurant dining was operating without COVID-19-related capacity constraints.

Competition

The restaurant industry is highly competitive with a substantial number of restaurant operators that compete directly and indirectly with us in respect to price, service, location and food quality, and there are other well-established competitors with significant financial and other resources. There is also active competition for management personnel, attractive suitable real estate sites, supplies and restaurant employees. In addition, competition is influenced strongly by marketing and brand reputation. At an aggregate level, all major casual dining restaurants in markets in which we operate would be considered competitors of our concepts. We also face growing competition from the supermarket industry which offers expanded selections of prepared meals. In addition, improving product offerings and convenience options from quick service and fast-casual restaurants, "ghost" or "dark" kitchens where meals are prepared at a separate takeaway premises rather than a restaurant, and the expansion of home delivery services, together with negative economic conditions, could cause consumers to choose less expensive alternatives than our restaurants. Internationally, we face competition due to the number of casual dining restaurant options in the markets in which we operate.

REVENUE GENERATING ACTIVITIES

We generate our revenues from our Company-owned restaurants and through sales of franchise rights and ongoing royalties and other fees from our franchised restaurants.

Company-owned Restaurants - Company-owned restaurants are restaurants wholly-owned by us or in which we have a majority ownership. The results of operations of Company-owned restaurants are included in our consolidated operating results and the portion of income or loss attributable to the noncontrolling interests is eliminated in our Consolidated Statements of Operations and Comprehensive Income (Loss).

Historically, we paid royalties that ranged from 0.5% to 1.5% of U.S. sales on the majority of our Carrabba's Italian Grill restaurants, pursuant to agreements we entered into with the Carrabba's Italian Grill founders ("Carrabba's Founders"). Each Carrabba's Italian Grill restaurant located outside the U.S. paid a one-time lump sum fee to the Carrabba's Founders in place of a continuing royalty fee. In August 2021, we entered into the Purchase and Sale of Royalty Payment Stream and Termination of Royalty Agreement (the "Royalty Termination Agreement") with the Carrabba's Founders, pursuant to which our obligation to pay future royalties and lump sum royalty fees on Carrabba's Italian Grill (and Abbraccio) restaurants was terminated.

Following is a summary of sales by occasion, sales mix by product type and average check per person for Company-owned restaurants during 2022:

	U.S.				INTERNATIONAL
Occasion:	**Outback Steakhouse**	**Carrabba's Italian Grill**	**Bonefish Grill**	**Fleming's Prime Steakhouse & Wine Bar**	**Outback Steakhouse Brazil**
In-restaurant sales	72 %	67 %	84 %	94 %	85 %
Off-premises sales	28 %	33 %	16 %	6 %	15 %
	100 %	100 %	100 %	100 %	100 %
Sales mix by product type:					
Food & non-alcoholic beverage	92 %	89 %	81 %	79 %	91 %
Alcoholic beverage	8 %	11 %	19 %	21 %	9 %
	100 %	100 %	100 %	100 %	100 %
Average check per person ($USD)	$ 27	$ 24	$ 33	$ 98	$ 11
Average check per person (R$)					R$ 57

Delivery - In March 2020, we pivoted to an off-premises only model in response to the COVID-19 pandemic. While our dining rooms were closed in the U.S., we tripled our off-premises sales per restaurant and, since reopening our restaurant dining rooms in May 2020, have maintained strong retention of off-premises sales.

Unaffiliated Franchise Program - Our unaffiliated franchise agreements grant third parties rights to establish and operate a restaurant using one of our concepts. Franchised restaurants are required to be operated in accordance with the franchise agreement and in compliance with their respective concept's standards and specifications.

Under our franchise agreements, each franchisee is required to pay an initial franchise fee and monthly royalties based on a percentage of gross restaurant sales. Initial franchise fees for full-service restaurants are generally $40,000 for U.S. franchisees and range between $30,000 and $75,000 for international franchisees, depending on the market. Initial franchise fees for international delivery-only kitchens are generally $10,000. Some franchisees may also pay advertising and administration fees based on a percentage of gross restaurant sales. Following is a summary of royalty fee percentages based on our existing unaffiliated franchise agreements:

(as a % of gross Restaurant sales)	MONTHLY ROYALTY FEE PERCENTAGE
U.S. franchisees (1)	3.50% - 5.75%
International franchisees (2)	2.00% - 5.00%

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(1)   U.S. franchisees must also contribute a percentage of gross sales for national marketing programs and spend a certain percentage of gross sales on local advertising. For most U.S. franchisees, there is a maximum of 8.0% of gross restaurant sales for combined national marketing and local advertising.

(2)   International franchisees must spend a certain percentage of gross sales on local advertising, which varies depending on the market.

On December 27, 2020, we entered into an agreement (the "Resolution Agreement") with Cerca Trova Southwest Restaurant Group, LLC (d/b/a Out West Restaurant Group) and certain of its affiliates (collectively, "Out West"), a franchisee of 79 Outback Steakhouse restaurants in the western United States as of December 25, 2022. Under the terms of the agreement, advertising fees were reduced to 2.25% of gross sales until December 31, 2023 or upon the earlier occurrence of certain specified events, including the sale of all or substantially all of the assets or equity of Out West, bankruptcy or a liquidation event.

Out West also entered into a forbearance agreement with its lenders that, in conjunction with the Resolution Agreement, among other things, provides for a pre-determined calculation of available monthly cash ("Available Cash") that Out West may use to settle its obligations due to us and its lenders. Under the Resolution Agreement, if

Out West is unable to satisfy monthly royalty or advertising fees with Available Cash, such amounts will be automatically deferred and payable under the terms of the Resolution Agreement.

See Note 4 - *Revenue Recognition* of the Notes to Consolidated Financial Statements for further details regarding the Resolution Agreement.

RESOURCES

Sourcing and Supply - We take a global approach to procurement and supply chain management, with our corporate team serving all U.S. and international concepts. In addition, we have dedicated supply chain management personnel for our Company-owned international operations in South America and Asia. The global supply chain management organization is responsible for all food and operating supply purchases as well as a large percentage of purchases of field and corporate services.

We address the end-to-end costs associated with the products and goods we purchase by utilizing a combination of global, regional and local suppliers to capture efficiencies and economies of scale. This "total cost of ownership" ("TCO") approach focuses on the initial purchase price, coupled with the cost structure underlying the procurement and order fulfillment process. The TCO approach includes monitoring commodity markets and trends to execute product purchases at the most advantageous times.

We have a distribution program that includes food, non-alcoholic beverage, smallwares and packaging goods in all major markets. Where applicable, this program is managed by two custom distribution companies that only provide products approved for our system. These customized relationships enable our staff to effectively manage and prioritize our supply chain.

Beef represents the majority of purchased proteins. In 2022, we purchased our beef raw materials primarily from four beef suppliers in the U.S. and Brazil. Due to the nature of our industry, we expect to continue purchasing a substantial amount of beef from a small number of suppliers. Other major commodity categories purchased include seafood, poultry, produce, dairy, bread, oils and pasta and energy sources to operate our restaurants, such as natural gas and electricity. The cost of such commodities may fluctuate widely due to government policy and regulation, changing weather patterns and conditions, climate change and other supply and/or demand impacting events such as the COVID-19 pandemic, macroeconomic conditions, geopolitical events or other unforeseen circumstances.

Serving safe and high-quality food has always been our priority. We utilize both an internal food safety team responsible for supplier evaluations and external third parties who inspect supplier adherence and restaurant practices to monitor quality, food safety and product specifications. All of our restaurants implement best practices for food handling, monitoring and innovating to improve procedures. Our restaurant teams have many touch points to seek to ensure food safety, quality and freshness through all phases of preparation.

We are committed to building long-term partnerships with suppliers who are dedicated to delivering safe, high quality ingredients in a sustainable way. All suppliers are required to comply with our Supplier Code of Ethics and we strive to source only products that are raised in a sustainable, ethical and humane manner.

Information Systems - We leverage technology to support areas such as digital marketing and customer engagement, business analytics and decision support, restaurant operations and productivity initiatives related to optimizing our staffing, food waste management and supply chain efficiency.

To drive customer engagement, we continue to invest in data and technology infrastructure, including brand websites, digital marketing, online ordering and mobile apps. To increase customer convenience, we are leveraging our online ordering infrastructure to facilitate expanded off-premises dining systems. Additionally, we developed systems to support our customer loyalty program with a focus on increasing traffic to our restaurants. In recent years, we have made investments in a supply chain management system to improve inventory forecasting and replenishment in our restaurants, which helps us manage food quality and cost and reduce food waste. We also continue to invest in a range of tools and infrastructure to support risk management and cyber security. We maintain a robust incident response plan, conduct periodic tabletop scenarios and present cyber security program updates to our Audit Committee on a quarterly basis.

Our integrated point-of-sale system allows us to transact business in our restaurants and communicate sales data through a secure corporate network to our enterprise resource planning system and data warehouse. Our Company-owned restaurants, and most of our franchised restaurants, are connected through a portal that provides our employees and franchise partners with access to business information and tools that allow them to collaborate, communicate, train and share information.

We maintain a robust system to ensure network security and safeguard against data loss. See Item 1A. *Risk Factors* for additional discussion of our cyber security measures.

Advertising and Marketing - We advertise through a diverse set of media channels including, but not limited to, national/spot television, radio, social media, search engines and other digital tactics. Our concepts have active public relations programs and also rely on national promotions, site visibility, local marketing, digital marketing, direct mail, billboards and point-of-sale materials to promote our restaurants. We focus on data segmentation and personalization, customer relationship management and digital advertising to be more efficient and relevant with our advertising expenditures. Internationally, we have teams in our developed markets that engage local agencies to tailor advertising to each market and develop relevant and timely promotions based on local consumer demand.

Our multi-branded U.S. loyalty program, Dine Rewards, is designed to drive incremental traffic and provide data for customer segmentation and personalization opportunities.

Restaurant Management - The Restaurant Managing Partner has primary responsibility for the day-to-day operation of the restaurant and is required to follow Company-established operating standards. Area Operating Partners for our casual dining concepts oversee restaurant operations and Restaurant Managing Partners within a specific region. For our Outback Steakhouse brand, Market Vice Presidents oversee multiple Area Operating Partner regions.

In addition to base salary, Market Vice Presidents, Area Operating Partners, Restaurant Managing Partners and Chef Partners ("Restaurant Partners") generally receive performance-based bonuses for providing management and supervisory services to their restaurants, certain of which may be based on a percentage of their restaurants' monthly operating results or cash flows and/or total controllable income.

Many of our international Restaurant Managing Partners are given the option to purchase participation interests in the cash distributions of the restaurants they manage. The amount, terms and availability vary by country.

Trademarks - We regard our Outback®, Outback Steakhouse®, Carrabba's Italian Grill®, Bonefish Grill® and Fleming's Prime Steakhouse & Wine Bar® service marks and our Bloomin' Onion® trademark as having significant value and as being important factors in the marketing of our restaurants. We have also obtained trademarks and service marks for these and several of our other menu items and various advertising slogans both in the U.S. and in other countries where we operate. We are aware of names and marks similar to the service marks of ours used by other persons in certain geographic areas in which we have restaurants. However, we believe such uses will not adversely affect us. Our policy is to, whenever possible, pursue registration of our marks in countries where we operate and to vigorously oppose any infringement of our marks. We also have registered domain names for each of our concepts.

We license the use of our registered trademarks to franchisees and third parties through franchise and license arrangements. The franchise and license arrangements restrict franchisees' and licensees' activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

SEASONALITY

Our business is subject to seasonal fluctuations. Historically, customer traffic patterns for our established U.S. restaurants are generally highest in the first quarter of the year and lowest in the third quarter of the year. International customer traffic patterns vary by market with Brazil historically experiencing minimal seasonal traffic fluctuations. Holidays may affect sales volumes seasonally in some of our markets. However, the COVID-19 pandemic had an impact on consumer behaviors and customer traffic that resulted in temporary changes in the seasonal fluctuations of our business. Additionally, severe storms, extended periods of inclement weather or climate extremes resulting from climate change may also affect the seasonal operating results of the areas impacted.

GOVERNMENT REGULATION

We are subject to various federal, state, local and international laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include, among others, alcoholic beverage control, health and safety agencies, environmental and fire agencies in the state, municipality or country in which the restaurant is located.

U.S. - During 2020, several governmental bodies in the U.S. addressed the spread of COVID-19 by imposing limitations on business operations or recommending that residents and/or employers adopt "social distancing," vaccination and/or testing measures. Throughout the COVID-19 pandemic, formal and informal restraints, as well as consumer behavior, materially affected the way we operated our business and served our guests.

Alcoholic beverage sales represent 11% of our U.S. restaurant sales. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on the premises and, where applicable, a permit to provide service for extended hours and on Sundays. In connection with the COVID-19 pandemic, many state governors entered executive orders allowing restaurants to sell alcohol for carry-out or delivery. In most jurisdictions, alcohol licenses for restaurants did not previously allow for off-premises sales. Some of these executive orders remain in effect, with several states passing permanent legislation. We are currently offering alcohol to-go from certain locations from each of our restaurant concepts.

Our restaurant operations are also subject to federal and state laws for such matters as:

- immigration, employment, minimum wage, overtime, tip credits, paid leave, safety standards, worker conditions and health care;
- menu labeling and food safety;
- the Americans with Disabilities Act, which, among other things, requires our restaurants to meet federally mandated requirements for the disabled; and
- information security, data privacy, anti-corruption/anti-bribery, cashless payments and gift cards.

International - Our restaurants outside of the U.S. are subject to similar regional and local laws and regulations as our U.S. restaurants, including COVID-19-related mandates, labor, food safety, data privacy, anti-corruption/anti-bribery and information security.

See Item 1A. - *Risk Factors* for a discussion of risks relating to federal, state, local and international regulation of our business.

HUMAN CAPITAL RESOURCES

Employees - As of December 25, 2022, we employed approximately 87,000 Team Members (our employees), of which approximately 750 are corporate personnel, including more than 200 in international markets.

BLOOMIN' BRANDS, INC.

We are committed to nurturing an inclusive, service-focused culture, founded on respecting and valuing every person, regardless of gender, race, ethnic origin, religion, sexual orientation, ability or age. We track a variety of workforce statistics to help us understand the gender, racial and ethnic diversity of our U.S. Team Members, including the following as of the period indicated:

	DECEMBER 25, 2022	
KEY STATISTICS	WOMEN	PEOPLE OF COLOR (1)
Restaurant Support Center	63%	21%
Operations Leadership	38%	32%
Hourly Team Members	52%	49%

_____

(1)   Denotes U.S. Team Members that identify as Black/African American, Hispanic/Latinx, Asian, Native American, Pacific Islander or two or more races.

Various jurisdictional mandated industry-wide labor agreements, which are renewed annually, apply to certain of our employees in Brazil.

Celebrating Our People – Team Members, guests, suppliers and neighbors have always been at the heart of our Company's culture, driven each day by our founding Principles & Beliefs, which include treating each individual as we would want to be treated. We believe that creating exceptional guest experiences begins with providing a positive, supportive work environment that welcomes individual differences and allows employees to grow and have fun. We focus on developing genuine, emotional guest connections through friendly service and high-quality food. We embrace the communities we serve, from feeding first responders to supporting worthy causes, especially in the Tampa Bay area of Florida, home to our Restaurant Support Center ("RSC").

We use surveys to seek feedback from our Team Members on a variety of topics that include, but are not limited to, confidence in leadership, our company culture and overall satisfaction with the Company. In 2022, we invested in a comprehensive total rewards survey, the insights from which we are using to define our Value of Employment strategy. Annual strategic talent reviews and succession planning for executive-level roles, senior management and key restaurant leadership positions help ensure consistency in management talent quality. During 2022, approximately 90% of promotions to our Manager in Training program and to Restaurant Managing Partner were internal, which consisted of 33% women and 30% people of color.

We are committed to high standards of ethical, moral and legal business conduct and strive to be an open and honest workplace, providing a positive work environment and fostering a culture of integrity and ethical decision-making. To support this commitment, we have a Code of Conduct that provides clear direction for behavioral expectations. Every employee, officer and director completes training annually. We also provide annual training to our Restaurant Partners and our RSC Team Members on our Code of Conduct, Preventing Discrimination and Harassment and Anti-Bribery and Anti-Corruption. In addition, we maintain an Ethics and Compliance Hotline (the "Hotline"), which includes an 800 number and an online form where our Team Members can report any workplace concerns, with the option to report anonymously. The Hotline is accessible via several languages, 24 hours a day, seven days a week. We also developed an informational poster for all our restaurants, in English and Spanish, which provides the phone number, the web address for the reporting form, and a QR code to make it easy for our Team Members to report concerns.

Finally, we have migrated to a hybrid work environment in the RSC. We are investing in a cultural refresh in response to employees returning to the office after two years of working from home and to invigorate connection and inclusivity between the corporate and field teams.

Diversity, Equity & Inclusion - We aim to cultivate a welcoming, safe and inclusive environment that celebrates diverse backgrounds and provides equitable access to opportunities. We deliver on this by ensuring Team Members are trained, understand their role in inclusivity and are held accountable in making our restaurants a place where everyone is valued for who they are and what they bring to the table.

We are constantly working to improve how we support a more inclusive workplace for our Team Members and remain steadfast and relentless toward our goals in diversity and equity. We continually assess our overall racial and gender diversity at Bloomin' Brands as we strive to reflect the diversity of the communities we serve. We have seen improvements in diverse representation among our restaurant management teams and RSC while recognizing there is more work to be done. We deepened our work in cultivating a diverse talent pipeline through our Summer Internship Program by bringing on interns which consisted of 73% women and 33% people of color engaged in meaningful work across all departments of our RSC.

In 2022, our Executive Leadership Team ("ELT") engaged in quarterly diversity, equity and inclusion ("DE&I") sessions curated and facilitated by a diversity consulting firm. In these sessions, ELT members learned key principles of DE&I and engaged in deep, enriching dialogue around potential gaps in our organization and industry and their individual and collective responsibility for sustaining change. ELT members also worked toward the expected actions captured in their individual bonus modifier, including:

- active leadership in our Employee Resource Groups;
- Pluma coaching program - monthly engagement in mentoring efforts with high potential talent;
- active participation in company DE&I activities, such as Courageous Conversations (a virtual platform where Team Members hear personal stories, learn from others' experiences, and discuss important issues in DE&I); and
- demonstrating progress in furthering representation of women and people of color in their respective brands/functions.

While engaged in deep work with our executive team, we also continued listening, sharing and storytelling to inspire awareness, understanding and change across the organization. Each concept held monthly Courageous Conversations and we hosted virtual calls open to the entire company bimonthly to learn about and discuss DE&I issues aligned to the mission and objectives of our five Employee Resource Groups:

- Women's Interests Network (WIN): Committed to accelerating the advancement of women at Bloomin' Brands through mentorship, education, experience and information sharing;
- Black Interests Group (BIG): Focused on elevating and amplifying Black talent through strong networks and mentorship;
- BELONG: Fostering an environment for Our People to thrive while celebrating understanding, acceptance and involvement of the LGBTQ+ community and their allies;
- ¡Adelante!: Aimed at accelerating and celebrating the Hispanic and Latin Community at Bloomin' Brands; and
- Bloomin' Balance: Inspiring our community to lead happy, healthy and fulfilled lives through total and balanced wellness.

From our participation at the Women's Foodservice Forum annual conference to memorable heritage month programs and active community involvement (for example, Juneteenth service activities, Pride sponsorships and engagement, walks and runs for special health-focused causes), our Employee Resource Groups have been instrumental in providing community, support and both personal and professional development for our Team Members.

As we aim to attract and cultivate relationships with the next generation of talent in our workforce, we have been intentional about being visible and building brand awareness at a number of Florida colleges and universities, including Florida A&M University (a historically Black university), Florida International University (minority/ Hispanic serving institution), the University of Central Florida and the University of South Florida. We provide future industry leaders with financial support through endowed scholarships at each of these schools to help offset students' costs of higher education as they pursue degrees and certifications that align with the work we do in hospitality.

We support words with actions by being good stewards of our communities and engaging with organizations dedicated to cultivating more diverse and inclusive communities, including:

- National Urban League
- Woman's Foodservice Forum
- Multicultural Foodservice & Hospitality Alliance
- National Diversity Council
- Autism Speaks
- Habitat for Humanity
- Big Brothers, Big Sisters
- Boys & Girls Clubs
- Feeding America (Tampa Bay)
- Meals on Wheels
- Harvest Food Donation

Workplace Safety - Employee health and safety in the workplace is of utmost importance to our Company. We believe that all employees, regardless of job role or title, have a shared responsibility in the promotion of health and safety in the workplace. We are committed to providing and following safety laws and rules, including internal policies and procedures. This commitment means carrying out company activities in ways that preserve and promote a clean, safe and healthy environment.

Total Rewards - Our total rewards philosophy is to motivate and retain our Team Members by offering, what we believe to be, competitive salary packages. To align Team Member objectives with the Company and ultimately our stockholders, Bloomin' Brands offers programs that reward long-term performance. Additionally, we offer a well-rounded benefit package that includes the following, along with other benefits:

- Comprehensive health insurance coverage for Team Members working an average of 30 or more hours each week. This program includes wellness programs intended to proactively support healthcare and access to a health savings account that is eligible for employer contributions and is fully portable.
- An employee assistance program provided at no cost to all Team Members and their family members which includes virtual therapy sessions, free counseling and tools and resources in order to improve mental health and the well-being of our Team Members.
- All salaried Team Members are eligible to participate in company sponsored retirement plans with access to financial wellness resources. Eligible Team Members participating in the 401(k) receive matching contributions.
- Employee discounts when dining at any one of our brands.
- All levels of the organization, including hourly Team Members that meet certain service criteria, can qualify for paid time off for the purpose of rest, relaxation and planned time away from the workplace.

Company Response to COVID-19 - During 2021, as the COVID-19 pandemic impacted the lives of our Team Members, we offered educational resources to inform their vaccination decision. We also provided paid time off for hourly Team Members who elected to be vaccinated. In 2020, we did not furlough any Team Members and provided $44.9 million of relief pay, excluding the benefit of employee retention tax credits earned, for our Team Members who were impacted by closed dining rooms. We also paid the employee portion of benefits premiums for Team Members who received relief pay. In addition, Team Members who were quarantined or who had a personal illness related to COVID-19 received pay.

Employee Support and Community Engagement - Our commitment to our Team Members does not stop with competitive salaries, development and benefits. In 1999, we created a trust (the "Trust") to support our Team Members in times of personal hardship. All contributions to the Trust are voluntary, employee-funded and are not solicited from suppliers, customers or friends. Due to the incredible generosity and caring nature of our Team Members, the Trust is able to make meaningful monetary support to our Team Members who experience very difficult, often unexpected and catastrophic issues, in their lives. Since 2017, the Trust has paid approximately $1.9

million to the benefit of over 1,400 Team Members who applied for support, including support to Team Members impacted by Hurricane Ian during 2022.

We are inspired by the generosity of our Team Members and encourage them to give back to their communities. To facilitate this community engagement, field Team Members volunteer within their communities and RSC Team Members participate in an annual Community Service Day. In 2022, its 14th year, Team Members volunteered nearly 800 hours of service at 15 non-profit organizations in the Tampa Bay area.

In addition, during 2022 we implemented a matching gift and volunteer grant program for eligible 501(c)(3) non-profit organizations and provided a limited dollar-for-dollar match or grant for full-time RSC Team Members who made a personal charitable donation or volunteered for a minimum of ten hours during non-working hours.

Information About Our Executive Officers - Below is a list of the names, ages, positions and a brief description of the business experience of each of our executive officers as of February 16, 2023:

NAME	AGE	POSITION
David J. Deno	65	Chief Executive Officer
Christopher Meyer	51	Executive Vice President, Chief Financial Officer
Kelly Lefferts	56	Executive Vice President, Chief Legal Officer and Secretary
Gregg Scarlett	61	Executive Vice President, Chief Operating Officer, Casual Dining Restaurants
Patrick Murtha	64	Executive Vice President, Fleming's and International
Philip Pace	48	Senior Vice President, Chief Accounting Officer
Suzann Trevisan	51	Senior Vice President, Chief Human Resources Officer

David J. Deno has served as Chief Executive Officer and as a member of our Board of Directors since April 2019. Mr. Deno previously served as our Executive Vice President and Chief Financial and Administrative Officer from October 2013 to April 2019 and as Executive Vice President and Chief Financial Officer from May 2012 to October 2013. Prior to joining the Company, Mr. Deno was Chief Financial Officer of the international division of Best Buy Co., Inc. from December 2009 to May 2012. Mr. Deno has also previously served as Chief Financial Officer and later Chief Operating Officer of Yum! Brands, Inc.

Christopher Meyer has served as Executive Vice President, Chief Financial Officer since April 2019. Mr. Meyer previously served as Group Vice President, Finance, Treasury and Accounting from November 2017 to April 2019 and Group Vice President, Financial Planning & Analysis and Investor Relations from September 2014 to November 2017.

Kelly Lefferts has served as Executive Vice President, Chief Legal Officer since July 2019. Ms. Lefferts served as Group Vice President and U.S. General Counsel of Bloomin' Brands from September 2015 to July 2019 and Vice President and Assistant General Counsel of Bloomin' Brands from January 2008 to September 2015. She has also served as Secretary of Bloomin' Brands since February 2016.

Gregg Scarlett has served as Executive Vice President, Chief Operating Officer, Casual Dining Restaurants since February 2020. Mr. Scarlett previously served as Executive Vice President, President of Outback Steakhouse from July 2016 to February 2020; Executive Vice President, President of Bonefish Grill from March 2015 to July 2016; Senior Vice President, Casual Dining Restaurant Operations from January 2013 to April 2015; and Senior Vice President of Operations for Outback Steakhouse from March 2010 to January 2013.

Patrick Murtha has served as Executive Vice President, Fleming's and International since September 2022. Mr. Murtha previously served as Executive Vice President, Fleming's, International & Human Resources from April 2021 to September 2022 and Executive Vice President, Chief Human Resources Officer from February 2021 to April 2021. He also served as Interim Chief Human Resources Officer from September 2020 to February 2021 and Executive Vice President and President, International from November 2013 to January 2018. Prior to joining the Company, Mr. Murtha was the Principal Consultant of Murtha Consulting from January 2018 to December 2020.

Mr. Murtha also previously served as Chairman of the Board and Managing Director of KFC, Japan, Ltd., Chief Operating Officer of Pizza Hut and Chief People Officer of Yum! Restaurants International.

Philip Pace has served as Senior Vice President, Chief Accounting Officer since July 2022. Mr. Pace previously served as the Company's Group Vice President and Controller from October 2015 to July 2022 and Vice President, Corporate Controller from July 2013 to October 2015.

Suzann Trevisan has served as Senior Vice President, Chief Human Resources Officer since September 2022. Prior to joining Bloomin' Brands, Ms. Trevisan held a number of leadership positions with Owens Corning, including Vice President of Human Resources for the composites business from March 2018 to August 2022 and Vice President of Human Resources, Centers of Excellence from June 2015 to March 2018.

SUSTAINABILITY

We are making a conscious and collective effort to minimize our Company's environmental impact and are encouraging our Team Members to do the same. Addressing climate change and other ESG issues is a complex and constantly evolving process, and we rely significantly on the efforts, learning, tools and recommendations of scientists, partners and our communities to guide our ongoing emissions reduction efforts. During 2022, we continued our assessment of our greenhouse gas ("GHG") footprint in our U.S. Company-owned restaurants for operational emissions (Scopes 1 and 2) based on 2019 usage, establishing a baseline inventory to guide our emissions reduction efforts moving forward. See additional details regarding our GHG footprint assessment by visiting our website at www.bloominbrands.com and clicking first on "Our Commitment" and then on "Our Environment".

We recognize that actions to reduce emissions cannot be limited to our own operations. We must also take steps to address GHG emissions where they are most challenging, including within our supply chain. Through engagement with our suppliers and our extended supply chain (e.g., food processors and distributors, transportation, and logistics partners, etc.), we will continue work to reduce and mitigate the climate impact of our raw materials.

Additional Information - We make available, free of charge, through our internet website www.bloominbrands.com, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing such material with the Securities and Exchange Commission ("SEC"). Our reports and other materials filed with the SEC are also available at www.sec.gov. The reference to website addresses in this Report does not constitute incorporation by reference of the information contained on the websites and should not be considered part of this Report.

Item 1A. Risk Factors

The risk factors set forth below should be carefully considered. The risks described below are those that we believe could materially and adversely affect our business, financial condition or results of operations, however, they are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Related to Our Business and Industry

Food safety and food-borne illness concerns in our restaurants or throughout the industry or supply chain may have an adverse effect on our business by reducing demand and increasing costs.

Regardless of the source or cause, any report of food-borne illnesses and other food safety issues, whether at one of our restaurants or in the industry or supply chain, generally could have a negative impact on our traffic and sales and adversely affect the reputation of our brands. Food safety issues could be caused by suppliers or distributors and, as a result, be out of our control and this risk may be exacerbated by current supply chain issues, which could delay deliveries and necessitate alternative sourcing on short notice. Health concerns or outbreaks of disease in a food product could also reduce demand for particular menu offerings. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of other companies could result in negative publicity about the food service industry generally and adversely impact our sales. There is also the risk of allergen cross contamination in our restaurants despite precautionary measures to minimize the risk. Social media has dramatically increased the rate at which negative publicity, including as it relates to food-borne illnesses, can be disseminated before there is any meaningful opportunity to respond or address an issue. The occurrence of food-borne illnesses or food safety issues could also adversely affect the price and availability of affected ingredients, resulting in higher costs and lower margins.

We are subject to various federal and state employment and labor laws and regulations.

Various employment and labor laws and regulations govern our relationships with our employees throughout the world and affect operating costs. These laws and regulations relate to matters including employment discrimination, minimum wage requirements, scheduling, overtime, tip credits, unemployment tax rates, workers' compensation rates, working conditions, immigration status, tax reporting and other wage and benefit requirements. Any significant additional government regulations and new laws governing our relationships with employees, including minimum wage increases, regulations relating to union organizing rights and activities, mandated benefits or other requirements that impose additional obligations on us, including any temporary or permanent measures implemented in response to COVID-19, could increase our costs and adversely affect our business and results of operations.

As a significant number of our food service and preparation personnel are paid at rates related to the applicable minimum wage, federal, state and local proposals related to minimum wage requirements or similar matters could, to the extent implemented, materially increase our labor and other costs. As minimum wage increases continue to be implemented in states in which we operate, we expect our labor costs will continue to increase. In addition, there have been in the past, and may be in the future, legislative efforts to significantly increase the federal minimum wage, which, if implemented, would materially increase our labor and other costs. Our distributors and suppliers could also be affected by higher minimum wage, benefit standards and compliance costs, which could result in higher costs for goods and services supplied to us. In addition, several U.S. jurisdictions have implemented fair workweek or "secure scheduling" legislation, which impose complex requirements related to scheduling for certain restaurant and retail employees, and additional jurisdictions are considering similar legislation. Several jurisdictions also have implemented sick pay/paid time off legislation, which requires employers to provide paid time off to employees, and "just cause" termination legislation, which restricts companies' ability to terminate employees unless they can prove "just cause" or a "bona fide economic reason" for the termination. We also rely on our employees to accurately disclose the full amount of their tip income, and we base our FICA tax reporting on the disclosures provided to us by such tipped employees. Inaccurate employee FICA tax reporting could subject us to monetary liabilities, which could harm our business, results of operations and financial condition.

Failure to recruit, train and retain high-quality leadership, restaurant-level management and hourly team members may inhibit our ability to operate and grow successfully.

Our success will continue to depend, to a significant extent, on our leadership team and other key management personnel. The "great resignation" trend that began in 2021 in the United States has further strained and could continue to strain our ability to keep our restaurants fully staffed. If we are unable to attract and retain sufficiently experienced and capable management personnel, our business and financial results may suffer.

Our restaurant-level management and team members are largely responsible for the quality of our service. Our guests may be dissatisfied and our sales may decline if we fail to recruit, train and retain managers and team members that effectively implement our business strategy and provide high quality guest service. There is active competition for quality management personnel and hourly team members, and such competition could require us to pay higher wages or incur higher costs for retaining and incentivizing our management personnel and hourly team members. If we experience high turnover, we may experience higher labor costs and have a shortage of adequate management personnel required for future growth. A shortage of team members also could cause our restaurants to operate with reduced staff, which could adversely affect our ability to provide high quality guest service.

Challenging economic, political and social conditions may have a negative effect on our business and financial results.

Challenging economic, political and social conditions may negatively impact consumer spending and thus cause a challenging sales environment in the casual dining sector and a decline in our financial results. For example, international, domestic and regional economic conditions, continued economic downturn or recession, or slowing or stalled recovery therefrom, unemployment levels, consumer income levels, financial market volatility, credit conditions and availability, consumer debt levels, inflation, increased energy prices, weakness in the housing market, stock market performance, rising interests rates, tariffs and trade barriers, pandemics or public health concerns, population growth, changes in government and central bank monetary policies, social unrest and governmental, political and budget matters may have a negative effect on consumer confidence and discretionary spending, which the restaurant industry depends upon. In addition, the effects on the global economy from the ongoing conflict in the Ukraine, particularly if it escalates or broadens, are uncertain. Terrorist attacks, heightened security requirements, attack of critical infrastructure, protests, demonstrations, riots, civil disturbance, disobedience, insurrection, customer intimidation, mass shootings or social and other political unrest, such as those seen in recent years, have and may continue to result in restrictions, curfews or other actions and give rise to significant changes in regional and global economic conditions. If such events or disruptions persist for a prolonged period of time, our overall business and results of operations may be adversely affected.

In addition, it is difficult to predict what impact, if any, changes in federal policy, including tax, economic and monetary policies, will have on our industry, the economy as a whole, consumer confidence and discretionary spending. As a result, the nature, timing and impact on our business of potential changes to the current legal and regulatory frameworks are uncertain. It is also difficult to predict what the long-term economic impacts of the ongoing COVID-19 pandemic may be.

A decline in economic, political or social conditions or negative developments with respect to any of the other factors mentioned above, or a perception that such decline or negative developments are imminent, generally or in particular markets in which we operate, and our consumers' reactions to these trends could result in increased pressure with respect to our pricing, traffic levels, commodity and other costs and the continuation of our innovation and productivity initiatives, which could negatively impact our business and results of operations. Further, poor economic conditions may force nearby businesses to shut down, which could cause our restaurant locations to be less attractive.

The restaurant industry is highly competitive and consumer options for other prepared food offerings continue to expand. Our inability to compete effectively could adversely affect our business, financial condition and results of operations.

A substantial number of restaurant operators compete directly and indirectly with us with respect to price, service, location and food quality, some of which are well-established with significant resources. There is also active competition for management, team members and other personnel, and attractive suitable real estate sites. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently, creatively and effectively to those conditions. In addition, our competitors may generate or better implement business strategies that improve the value and relevance of their brands and reputation, relative to ours. For example, our competitors may more successfully implement menu or technology initiatives, such as remote ordering, social media or mobile technology platforms that expedite or enhance the customer experience. In addition, our competitors may more successfully implement delivery and off-site initiatives or implement other measures to better address COVID-related business risks. Further, we face growing competition from quick service and fast-casual restaurants, the supermarket industry and meal kit and food delivery providers, with the improvement of prepared food offerings, "ghost" or "dark" kitchens where meals are prepared at a separate takeaway premises rather than a restaurant, and the trend towards convergence in grocery, deli, delivery, retail and restaurant services. Further, if this competitive environment and the breadth of alternatives results in a decline in casual dining customer traffic, it could make our financial operations dependent on our ability to increase our market share within the hyper-competitive casual dining segment. We believe all of the above factors have increased competitive pressures in the casual dining sector in recent periods and we believe they will continue to present a challenging competitive environment in future periods. If we are unable to continue to compete effectively, our traffic, sales and margins could decline and our business, financial condition and results of operations would be adversely affected.

Cyber security breaches of confidential consumer, personal employee and other material information and other threats to our technological systems may adversely affect our business.

A cyber incident that compromises the information of our consumers or employees, whether affecting our technological systems or those of third-party service providers that we rely on, could result in widespread negative publicity, damage to the reputation of our brands, a loss of consumers, an interruption of our business and legal liabilities.

The majority of our restaurant sales are by credit or debit cards, and we maintain certain personal information regarding our employees and confidential information about our customers, franchisees and suppliers. Although we segment our card data environment and employ a cyber security protection program based upon industry frameworks, as well as scan and improve our environment for any vulnerabilities, perform penetration testing and engage third parties to assess effectiveness of our security measures with oversight by our Audit Committee, there are no assurances that such programs will prevent or detect all potential cyber security breaches or technological failures.

Our operations and corporate functions rely heavily on information systems, including point-of-sale processing in our restaurants, management of our supply chain, payment of obligations, collection of cash, data warehousing to support analytics, finance and accounting systems, payroll and human resource systems, mobile technologies to enhance the customer experience and other various processes and procedures, some of which are handled by third parties. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. The failure of these systems to operate effectively, system maintenance problems, upgrading or transitioning to new platforms, or any cyber incident relating to these systems could expose our systems or information to cyber threats, result in delays in consumer service, reduced efficiency in our operations or result in negative publicity. Despite our security measures, our technology systems may be vulnerable to damage, disability or failures due to physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, employee error or malfeasance, denial of service, hacking, "phishing" attacks, social engineering, malware, ransomware, viruses, worms and other attacks or disruptive problems, which have increased in sophistication, frequency and duration in recent years. We have been, and will continue to be, the target of attempted cyber and other security threats, including those common to most industries and those targeting us due to the confidential consumer information we obtain through our electronic processing of credit and debit card transactions. Like other restaurants and retailers, we are also susceptible to claims for purportedly fraudulent transactions arising out of actual or alleged theft of credit or debit card information. A security breach or even a perceived security breach or failure to appropriately respond to a cyber incident could result in litigation or governmental investigation, as well as damage to our reputation and brands.

A claim or investigation resulting from a cyber or other security threat to our systems and data may have a material adverse effect on our business and distract the management from running the business. Responses to cyber security also has the potential of incurring significant remediation costs, to the extent such costs are not covered by our applicable insurance policies. As cyber security risk and applicable laws and regulations evolve, we may incur significant additional costs in technology, third-party services and personnel to maintain systems designed to anticipate and prevent cyber-attacks.

We are subject to a variety of continuously evolving laws and regulations regarding privacy, data protection and data security at federal, state and international levels. The California Consumer Privacy Act, for example, became effective January 1, 2020 and provides a new private right of action to California residents related to data breaches and imposes new disclosure and other requirements on companies with respect to their data collection, use and sharing practices as they relate to California residents. Other states and countries in which we operate have enacted, or are proposing to enact, similar laws or the laws expanding existing privacy rights. New areas of litigation related to privacy rights continue to emerge. Compliance with newly developed laws and regulations, which are subject to change and uncertain interpretations, may cause us to incur substantial costs.

Increased commodity, energy and other costs could decrease our profit margins or cause us to limit or otherwise modify our menus or increase prices, which could adversely affect our business. Further, if our suppliers or custom distributors are unable to fulfill their obligations under their contracts or we are unable to develop or maintain relationships with these or new suppliers or distributors, if needed, we could encounter supply shortages and incur higher costs.

The performance of our restaurants depends on our ability to anticipate and react to changes in the price and availability of food commodities. Our business also incurs significant costs for energy, utilities, insurance, health care, labor, marketing and real estate over which we have little control. We have experienced and continue to experience the impact of inflation and fluctuations in costs on our operating expenses and anticipate the inflationary conditions will continue in the near future. We are anticipating mid single digits inflation for both commodities and labor during 2023, but there can be no assurance it will not be greater than that or that we will be able to pass through increased costs in our prices. Increased prices or shortages could affect the cost and quality of the items we buy or require us to raise prices, limit our menu options or implement alternative processes or products. In response, customers may be less willing to patronize our restaurants in favor of our competitors or lower-priced alternatives. Prices may also be affected by supply, market changes, increased competition, changes in laws, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, labor shortages or other reasons. As a result, these events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and profit margins.

We depend on frequent deliveries of fresh food products that meet our specifications, and we have a limited number of suppliers and distributors for our major products, such as beef. These factors subject us to the risk that shortages or interruptions in products could adversely affect the availability, quality or cost of products or require us to incur more costs to obtain adequate products if we are unable to manage supply chain risk. During 2022, we purchased: (i) more than 95% of our U.S. beef raw materials from four beef suppliers that represent more than 80% of the total beef marketplace in the U.S. and (ii) more than 95% of our Brazil beef raw materials from four beef suppliers that represent more than 50% of the total beef marketplace in Brazil. Our dependence on a small number of suppliers subjects us to the risks of ingredient shortage, supply interruption, animal disease outbreak, and price volatility. An external disruption or an internal dispute that forces us to sever ties with our suppliers may not enable us to find a suitable replacement in a timely or cost-efficient manner. Beef is a significant cost to us, and we may also incur higher costs to secure adequate suppliers or make substantial changes to our menu offerings, at the risk of materially adverse harm to our business. Due to the nature of our industry, we expect to continue to purchase a substantial amount of our beef from a small number of suppliers. Global economic factors continue to place significant pressure on suppliers, making the supply environment more expensive and causing supply chain issues. Supply shortages or disruptions caused by inclement weather, climate change, natural disasters, pandemics (including COVID-19), armed conflict, sanctions, financial or solvency issues of our suppliers or distributors, fuel increases or other conditions beyond our control could adversely affect our operations and operating results. In recent years, climate-related issues such drought and flooding in our key supplier region have led to volatility in the prices of our ingredients, such as produce and meats. In addition, if any of our suppliers or distributors were unable to fulfill their responsibilities or we were unable to maintain current purchasing terms or ensure service availability and we were unable to locate substitutes in a timely manner, especially given the prolonged effects of COVID-19, we may encounter supply shortages, lose consumers and experience an increase in costs in seeking alternative supplier or distribution services. The failure to develop and maintain supplier and distributor relationships and any resulting disruptions to the provision of food and other supplies to our restaurant locations could adversely affect our operating results.

The COVID-19 pandemic has disrupted and may continue to disrupt our business, and could continue to materially and adversely affect our business, revenues, financial condition and results of operations for an extended period of time.

The COVID-19 pandemic and related preventative and protective measures have negatively impacted, and may continue to negatively impact, our business globally. Preventative and protective measures in the United States and in foreign countries in which we operate, which have varied significantly across the jurisdictions where our restaurants are located, impacted our ability to operate our business and created a rapidly changing and complicated system for ensuring compliance and predicting our revenues and cost structure. The enhanced health and safety procedures of our operations in response to the COVID-19 pandemic have had and may continue to have adverse effects on our operating costs.

During the various stages of the COVID-19 pandemic, we had to close our dining rooms, were limited to off-premises sales or were subject to capacity limitations. Depending on the future course of the COVID-19 pandemic and variants of the virus, we could face additional closures or limitations on our services or capacity for our restaurant dining rooms. If we revert to solely or primarily off-premises sales, there can be no assurance that our off-premises sales will grow or remain at levels experienced while our dining rooms were previously closed and we could face liquidity challenges and would need to seek additional sources of liquidity. There can be no guarantee that additional liquidity will be readily available or available on favorable terms, especially the longer the COVID-19 pandemic lasts.

If our employees or customers become ill, a significant percentage of our or our suppliers' or distributors' workforce is unable to work, or if there are similar disruptions in the supply chain generally for certain products, whether because of illness, quarantine, limitations on travel or other government restrictions in connection with COVID-19, we could face disruptions to restaurant operations, cost increases and shortages of food or other supplies, or reputational harm or negative publicity directed at our brands that causes customers to avoid our restaurants, potentially materially adversely affecting our operations and sales.

In addition, the operations of our franchisees are subject to the same risks discussed above with respect to our business, and the COVID-19 pandemic has and may continue to cause financial distress to our franchisees. We have deferred or permanently waived certain of our franchisees' payment obligations as a result, which deferments or waived payments may not be sufficient if resurgences of COVID-19 or other factors result in additional financial distress. In some cases, we are contingently liable for franchisee lease obligations, and a failure by a franchisee to perform its obligations under such lease could result in direct payment obligations for us.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this Report, including but not limited to, asset impairment.

In addition to the COVID-19 pandemic, the United States and other countries have experienced, or may experience in the future, outbreaks of other viruses, such as norovirus, the bird/avian flu or other diseases. As we have experienced with the COVID-19 pandemic, if a regional or global health pandemic occurs, depending upon its location, duration and severity, our business could be severely affected. In the event a health pandemic occurs, customers might avoid public places, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. Jurisdictions in which we have restaurants may impose mandatory closures or impose restrictions on operations. If a virus is transmitted by human contact or respiratory transmission, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which would adversely affect our restaurant guest traffic or perform functions at the corporate level. A regional or global health pandemic might also adversely affect our business by disrupting or delaying production and delivery of materials and products in our supply chain and by causing staffing shortages in our stores.

Our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could have a material adverse impact on our business.

Social media allows individuals to access a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact, and users can post information often without filters or checks on the accuracy of the content posted. Adverse or inaccurate information concerning our Company or concepts may be posted at any time, and such information can quickly reach a wide audience. Social media has also been utilized to target specific companies or brands as a result of a variety of actions or inactions, or perceived actions or inactions, and such campaigns can rapidly accelerate and impact consumer behavior. The harm may be immediate without affording us an opportunity for redress or correction, and it is challenging to monitor, anticipate and promptly respond to such developments. These factors could have a material adverse effect on our business. Regardless of its basis or validity, any unfavorable publicity could adversely affect public perception of our brands.

Our failure to use social media responsibly in our marketing efforts may further expose us to these risks. As part of our marketing efforts, we rely on search engine marketing and social media platforms to attract and retain guests. We need to continuously innovate and develop our social media strategies in order to maintain broad appeal with guests and brand relevance. We also continue to invest in other digital marketing initiatives that allow us to reach our guests across multiple digital channels and build their awareness of, engagement with, and loyalty to our brands. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues, increased employee engagement or brand recognition. In addition, a variety of risks are associated with the use of social media, including the improper disclosure of proprietary or personal information and negative publicity. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

We face a variety of risks associated with doing business in foreign markets that could have a negative impact on our financial performance.

We have a significant number of restaurants outside of the United States, and we intend to continue our efforts to grow internationally. There is no assurance that international operations will be profitable or international growth will continue. In addition, if we have a significant concentration of restaurants in a foreign market, the impact of any negative local conditions can have a sizable impact on our results.

Our foreign operations are subject to all of the same risks as our U.S. restaurants, as well as additional risks including, among others, international economic, political, social and legal conditions and the possibility of instability and unrest, differing cultures and consumer preferences, diverse government regulations and tax systems, corruption, anti-American sentiment, the ability to source high quality ingredients and other commodities in a cost-effective manner, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements and the collection of ongoing royalties from international franchisees, the availability and costs of land, construction and financing, and the availability of experienced management, appropriate franchisees and area operating partners.

Local or regional events or conditions in our international markets could disrupt our business operations and affect our results. In recent years, there were protests in cities throughout the U.S. as well as globally, including in Hong Kong and Brazil, in connection with civil rights, liberties, and social and governmental reform.

Currency regulations and fluctuations in exchange rates could also affect our performance. We have operations in many foreign countries, including direct investments in restaurants in Brazil, Hong Kong and China, as well as international franchises. As a result, we may experience losses from fluctuations in foreign currency exchange rates or any hedging arrangements that we enter into to offset such fluctuations, and such losses could adversely affect our overall sales and earnings.

We are subject to governmental regulation of our foreign operations, including antitrust and tax requirements, anti-boycott regulations, import/export/customs regulations and other international trade regulations, the USA Patriot Act and the Foreign Corrupt Practices Act. Any new regulatory or trade initiatives could impact our operations in certain countries. Failure to comply with any such legal requirements could subject us to monetary liabilities and other sanctions, which could harm our business, results of operations and financial condition.

If we fail to adequately address environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, it could have an adverse effect on our business, financial condition, and operating results and may damage our reputation.

In recent years, there has been an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Companies across all industries are facing increasing scrutiny relating to their ESG practices. We are also subject to ESG rules and regulations promulgated by self-regulatory organizations, including the Nasdaq Stock Market. Changing consumer preferences may result in increased demands regarding our products and supply chain and their respective environmental and social impact, including on sustainability. These demands could require additional transparency, due diligence, and reporting and could cause us to incur additional costs or to make changes to our operations to comply with such demands. We may also determine that certain changes are required in anticipation of further evolution of consumer preferences and demands. Increased focus and activism related to ESG may also result in investors reconsidering their investment decisions as a result of their assessment of a company's ESG practices. Further, concern over climate change and other environmental sustainability matters, has and may in the future result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment, including greenhouse gas emissions regulations, alternative energy policies, water consumption and sustainability initiatives. If we fail to achieve any goals, targets, or objectives we may set with respect to ESG matters, if we do not meet or comply with new regulations or evolving consumer, investor, industry, or stakeholder expectations and standards, including those related to reporting, or if we are perceived to have not responded appropriately to the growing concern for ESG matters, we may face legal or regulatory actions, the imposition of fines, penalties, or other sanctions, adverse publicity, and decreased demand from consumers, or the price of our common stock could decline, any of which could materially harm our reputation or have a material adverse effect on our business, financial condition, or operating results.

The food service industry is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

Food service businesses are affected by changes in consumer tastes and demographic trends. For instance, if prevailing health or dietary preferences cause consumers to avoid steak and other products we offer in any of our concepts in favor of foods or ingredients that are perceived as healthier or otherwise reflect popular demand, our business and operating results would be harmed. Various factors such as menu labeling rules, nutritional guidelines and academic studies, whether issued by government agencies, research institutions, or advocacy organizations, may impact consumer choice and cause consumers to select foods other than those that are offered by our restaurants. Consumer preference on sourcing, or in response to environmental and animal welfare concern may also cause some groups of consumers to select foods other than those that are offered by our restaurants. If we are unable to anticipate or successfully respond to changes in consumer preferences, our results of operations could be adversely affected, generally or in particular concepts or markets.

Our relationships with third-party delivery services and ability to grow sales through delivery orders are subject to risks.

We maintain relationships with various third-party delivery apps and services. Our ability to efficiently manage our business, service our customers and process digital orders through third-party delivery partnerships depends significantly on the reliability and performance of our systems and those managed by our service providers. Our sales may be negatively affected if these platforms are damaged or interrupted through technological failures, power loss, user errors, cyber-attacks, other forms of sabotage, inclement weather or natural disasters or otherwise. This could cause reputational harm or adversely impact sales and customer satisfaction.

Our sales through these services may also depend on the availability of delivery drivers, who are generally independent contractors. These drivers may make errors, fail to make timely deliveries, damage our food or poorly represent our brands, which may lead to customer disappointment, reputational harm and unmet sales expectations. Our sales may also be adversely impacted if there is a shortage of drivers that are willing and available to make deliveries from our restaurants. If the third-party aggregators that we utilize for delivery cease or curtail their operations, fail to maintain sufficient labor force to satisfy demand, materially change fees, access or visibility to our products or give greater priority or promotions on their platforms to our competitors, our business may be negatively impacted.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the United States and numerous foreign jurisdictions. Our effective income tax rate and other taxes in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, "ownership change" as defined under Section 382 of the Internal Revenue Code, changes in U.S. or foreign tax laws including the impact of Base Erosion and Profits Shifting ("BEPS") model rules, comprehensive tax reform measures or other legislative changes and the outcome of income tax audits and tax litigation. Although we believe our tax estimates are reasonable, the final determination of tax audits and tax litigation could be materially different from our historical income tax provisions and accruals. These results could have a material effect on our results of operations or cash flows in the period or periods for which these determinations are made. In addition, our effective income tax rate and our results may be impacted by our ability to realize deferred tax benefits, including our FICA tip credit carryforwards, and by any increases or decreases of our valuation allowances applied to our existing deferred tax assets.

Our failure to comply with government regulation related to our restaurant operations, and the costs of compliance or non-compliance, could adversely affect our business.

We are subject to various federal, state, local and foreign laws affecting our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include, among others, alcoholic beverage control, food safety, nutritional menu labeling, health care, sanitation, hazardous material, building, zoning, land use, traffic, environmental and fire agencies in the state, municipality or country in which the restaurant is located. Our suppliers are also subject to regulation in some of these areas. Any difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing restaurants. Additionally, difficulties in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of new restaurants. We are subject to various U.S. federal, state and international laws and regulations related to the offer and sale of franchises. Failure to comply with these laws could adversely affect the results we generate from franchises or otherwise impose costs on us. Alcoholic beverage sales represent 11% of our consolidated restaurant sales and are subject to extensive state and local licensing and other regulations. The failure of a restaurant to obtain or retain a liquor license would adversely affect that restaurant's operations. In addition, we are subject to "dram shop" statutes in certain states. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We may also incur costs of and challenges in ensuring compliance with measures implemented in response to COVID-19, such as requirements for physical barriers or other preventative measures in restaurants or vaccination or testing requirements for our employees, which can vary by the location of the restaurant and may continue to change. We are subject to laws relating to information security, cashless payments and consumer credit, protection and fraud. Compliance with these laws and regulations can be costly, and any failure or perceived failure to comply with these laws or any breach of our systems could harm our reputation or lead to litigation, which could adversely affect our financial condition.

Risks associated with our remodeling, relocation and expansion plans may have adverse effects on our operating results.

As part of our business strategy, we intend to continue to remodel, relocate and expand our current portfolio of restaurants. Our 2023 development schedule calls for the construction of approximately 30 to 35 new system-wide locations, with approximately 20 in Brazil. A variety of factors could cause the actual results and outcome of those plans to differ from the anticipated results, including among other things, the availability and terms on which we can lease attractive sites for new or relocated restaurants, availability and terms of funding, recruiting, training and retaining skilled management and restaurant employees, construction or other delays, the availability of construction materials or restaurant equipment, construction and renovation costs and consumer tastes and acceptance of our restaurant concepts and awareness of our brands in new regions. Governmental regulations or other health guidelines concerning operations of stores, including due to the COVID-19 pandemic or other public health emergencies may also cause disruptions in our plans.

It is difficult to estimate the performance of newly opened restaurants and whether they may attract customers away from other restaurants we own. If new or existing restaurants do not meet targeted performance, it could have a material adverse effect on our operating results, including any impairment losses that we may be required to recognize.

Some of the challenges described above could be more significant in international markets in which we have more limited experience, either generally or with a particular brand. Those markets are likely to have different competitive conditions, consumer tastes, discretionary spending patterns and brand awareness, which may cause our new restaurants to be less successful than restaurants in our existing markets or make it more difficult to estimate the performance of new restaurants.

In addition, in an effort to increase same-restaurant sales and improve our operating performance, we continue to make improvements to our facilities through remodels and relocations and close underperforming restaurants. We incur significant lease termination or continuation expenses and asset impairment and other charges when we close or relocate a restaurant. If the expenses associated with remodels, relocations or closures are higher than anticipated, we cannot find suitable locations or remodeled or relocated restaurants do not perform as expected, these initiatives may not yield the desired return on investment, which could have a negative effect on our operating results.

Failure to achieve projected cost savings from our efficiency initiatives could adversely affect our results of operations and eliminate potential funding for growth opportunities.

In recent years, we have identified strategies and taken steps to reduce operating costs and free up resources to reinvest in our business. These strategies include improved supply chain management, implementing labor scheduling tools and integrating restaurant information systems across our brands. In addition, during 2020, we implemented certain measures to reduce costs and preserve liquidity in response to the impacts of COVID-19. If we were required to implement similar measures in the future, they may not be sustainable or may be detrimental to continued operations. We continue to evaluate and implement further cost-saving initiatives. However, the ability to reduce our operating costs through these initiatives is subject to risks and uncertainties, such as our ability to obtain improved supply pricing and the reliability of any new suppliers or technology, and we cannot assure that these activities, or any other activities that we may undertake in the future, will achieve the desired cost savings and efficiencies. Failure to achieve such desired savings could adversely affect our results of operations and financial condition and curtail investment in growth opportunities.

Our success depends substantially on the value of our brands and our ability to execute innovative marketing and consumer relationship initiatives to maintain brand relevance and drive profitable sales growth.

Our success depends on our ability to preserve and grow our brands. Our brand value and reputation are especially important to differentiate our concepts in the highly competitive casual dining sector to achieve sustainable same-restaurant sales growth and warrant new unit growth. Brand value and reputation are based in large part on consumer perceptions, which are driven by both our actions and by actions beyond our control, such as new brand strategies or their implementation, business incidents, ineffective advertising or marketing efforts, or unfavorable mainstream or social media publicity involving us, our industry, our franchisees, or our suppliers. A failure to innovate and extend our brands in ways that are relevant to consumers and occasions in order to generate sustainable same-restaurant traffic growth, and produce non-traditional sales and earnings growth opportunities, could have an adverse effect on our results of operations. Additionally, insufficient focus on our competition or failure to adequately address declines in the casual dining industry, could adversely impact results of operations.

If our competitors increase their spending on advertising, promotions and loyalty programs, if our advertising, media or marketing expenses increase, or if our advertising, promotions and loyalty programs become less effective than those of our competitors, or if we do not adequately leverage technology and data analytic capabilities needed to generate concise competitive insight, our results of operations could be materially and adversely affected.

We have limited control with respect to the operations of our franchisees, which could have a negative impact on our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with our standards and we provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and these franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our product and service quality standards and contractual requirements, our image and reputation could be harmed, which in turn could adversely affect our business and operating results.

A significant portion of our financial results are dependent upon the operational and financial success of our franchisees. If sales trends or economic conditions worsen for franchisees, their financial results may worsen and our royalty, rent and other fee revenues may decline. In addition, we may also incur expenses in connection with supporting franchise restaurants that are underperforming. As small businesses, some of our franchise operators may be negatively and disproportionately impacted by strategic initiatives, capital requirements, inflation, increased interest rates, labor costs, employee relations issues, or other causes. When Company-owned restaurants are sold to a franchisee, one of our subsidiaries is often required to remain responsible for lease payments for the sold restaurants to the extent the purchasing franchisees default on their leases. During periods of declining sales and profitability of franchisees, the incidence of franchisee defaults for these lease payments may increase and we may be required to make lease payments and seek recourse against the franchisee or agree to repayment terms.

Significant adverse weather conditions and other disasters or unforeseen events and our ability to execute or success in executing a comprehensive business recovery plan at our restaurant support center for these events could negatively impact our results of operations and have a material adverse impact on our business.

Adverse weather conditions and natural disasters and other unforeseen events, such as winter storms, severe temperatures, thunderstorms, floods, drought, fires, hurricanes and earthquakes, terrorist attacks, war and widespread/pandemic illness, and the effects of such events on economic conditions and consumer spending patterns, could disrupt our operations or supply chain and negatively impact our results of operations. These events may result in lost restaurant sales, as well as property damage, lost products, interruptions in supply, and increased costs, temporary and prolonged restaurant closures may occur and consumer traffic may decline due to the actual or perceived effects from these events. For example, the COVID-19 pandemic, severe winter weather conditions and hurricanes have impacted our traffic, and that of our franchises, and results of operations in recent years. Although we cannot predict when or where we will be negatively impacted by adverse weather events, to the extent that climate change or other factors result in more frequent, widespread or severe events, it could adversely impact our results. U.S. and foreign governmental officials also have placed an increasing focus on environmental matters, including climate change, reduction of greenhouse gases and water consumption. This increased focus could lead to legislative, regulatory or other efforts to combat these environmental concerns. These efforts could result in further increases in taxes, cost of supplies, transportation and utilities, which could increase our operating costs and those of our franchisees and require future investments in facilities and equipment. There may also be increased pressure for us to make commitments, set targets or establish goals to take actions to meet them, which could expose us and our franchisees to market, operational, execution and reputational costs or risks.

Many of our corporate systems and processes and corporate support for our restaurant operations are centralized at one location in Tampa, Florida. We have disaster recovery procedures and business continuity plans in place to address crisis-level events, including hurricanes and other natural disasters, and back up and off-site locations for recovery of electronic and other forms of data and information, and the COVID-19 pandemic has provided a limited test of our ability to manage our business remotely. However, if we are unable to fully implement our disaster recovery plans, we may experience delays in recovery of data, inability to perform vital corporate functions, tardiness in required reporting and compliance, failures to adequately support field operations and other breakdowns in normal communication and operating procedures that could have a material adverse effect on our financial condition, results of operation and exposure to administrative and other legal claims. In addition, these threats are constantly evolving, which increases the difficulty of accurately and timely predicting, planning for and protecting against the threat. As a result, our disaster recovery procedures and business continuity plans security may not adequately address all threats we face or protect us from loss.

There are risks and uncertainties associated with initiatives that we may implement.

From time to time, we consider various initiatives in order to grow and evolve our business and brands and improve our operating results. These initiatives could include, among other things, acquisitions, development or dispositions of restaurants or brands, new joint ventures, new franchise arrangements, restaurant closures and changes to our operating model. There can be no assurance that any such actions or initiatives will be successful or deliver their anticipated benefits. We may be exposed to new and unforeseen risks and challenges, particularly if we enter into markets or engage in activities with which we have no or limited prior experience, and it may be difficult to predict the success of such endeavors. If we incur significant expenses or divert management, financial and other resources to any initiative that is unsuccessful or does not meet our expectations, our results of operations and financial condition would be adversely affected. We may also incur significant asset impairment and other charges in connection with any such initiative. Regardless of the ultimate success of any initiative, the implementation and integration of new business or operational processes could be disruptive to our current operations. Even if we test and evaluate an initiative on a limited basis, the diversion of management time and resources could have an adverse effect on our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

Our trademarks, including Outback Steakhouse, Carrabba's Italian Grill, Bonefish Grill, Fleming's Prime Steakhouse & Wine Bar and Bloomin' Onion, and other proprietary rights are important to our success and our competitive position. The protective actions that we take may not be sufficient to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position. Furthermore, our ability to protect trademarks and other proprietary rights may be more limited in certain international markets where we operate.

Litigation could have a material adverse impact on our business and our financial performance.

We are subject to lawsuits, administrative proceedings and claims that arise in the regular course of business. These matters typically involve claims by consumers and others regarding issues such as food borne illness, food safety, premises liability, personal injury, discrimination, "dram shop" statute liability, promotional advertising and other operational issues common to the food service industry, as well as environmental, data privacy, contract disputes and intellectual property infringement matters. We are also subject to employee claims against us based on, among other things, discrimination, harassment, wrongful termination, disability, or violation of wage and labor laws. We are also subject to the risk of being named a joint employer of workers of our franchisees for alleged violations of labor and wage laws. These claims may divert our financial and management resources that would otherwise be used to benefit our operations. The ongoing expense of or diversion of management attention due to any resulting lawsuits, any substantial settlement payment or damage award against us and any damage to our reputation could adversely affect our business and results of operations. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

Risks Related to Our Indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness and operating lease obligations, and we may be forced to take other actions to satisfy our obligations under our indebtedness and operating lease obligations, which may not be successful. If we fail to meet these obligations, we would be in default under our debt agreements and the lenders could elect to declare all amounts outstanding under them to be immediately due and payable and terminate all commitments to extend further credit.

Our ability to make scheduled payments on our debt obligations and to satisfy our operating lease obligations depends upon our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors, many of which are beyond our control. We cannot be certain that we will maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, or to pay our operating lease obligations. For example, if COVID-19 capacity restrictions reoccur, inflation persists, or our financial position deteriorates, our revenues and liquidity position may decline. If our cash flow and capital resources are insufficient to fund our debt service obligations and operating lease obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations or take other actions to meet our debt service and other obligations. Our debt agreements restrict our ability to dispose of assets and how we may use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could otherwise realize from such dispositions and any such proceeds that are realized may not be adequate to meet any debt service obligations then due. The failure to meet our debt service obligations or the failure to remain in compliance with the financial covenants under our debt agreements would constitute an event of default under those agreements and the lenders could elect to declare all amounts outstanding under them to be immediately due and payable and terminate all commitments to extend further credit.

Our leverage could adversely affect our ability to raise additional capital to fund our operations or limit our ability to react to changes in the economy or our industry.

As of December 25, 2022, our total net indebtedness was $833.3 million and we had $550.0 million in available unused borrowing capacity under our revolving credit facility, net of undrawn letters of credit of $20.0 million. In May 2020, we issued $230.0 million of 5.00% convertible senior notes due in 2025 (the "2025 Notes"), of which $105.0 million in aggregate principal of the 2025 Notes remain outstanding as of December 25, 2022, and in April 2021 we issued $300.0 million of 5.125% senior notes due in 2029 (the "2029 Notes").

Our leverage could have important consequences, including:

- making it more difficult for us to make payments on indebtedness;
- increasing our vulnerability to general economic, industry and competitive conditions and the various risks we face in our business;

- increasing our cost of borrowing or limiting our ability to obtain additional financing if needed;
- reducing our ability to use our cash flow to fund our operations, capital expenditures, dividend payments, and future business and strategic opportunities; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may not be as highly leveraged.

We may incur substantial additional indebtedness in the future, subject to the restrictions contained in our credit agreement. If new indebtedness is added to our current debt levels, the related risks that we now face could increase.

We cannot be certain that our financial condition or credit and other market conditions will be favorable when our credit agreement matures in 2026, or at any earlier time we may seek to refinance our debt. Further, turmoil in global credit markets could adversely impact the availability and cost of credit. If we are unable to refinance our indebtedness on favorable terms, our financial condition and results of operations would be adversely affected.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Certain of our debt agreements limit our and our subsidiaries' abilities to, among other things, incur or guarantee additional indebtedness, pay dividends on, redeem or repurchase our capital stock, make certain acquisitions or investments, incur or permit to exist certain liens, enter into transactions with affiliates or sell our assets to, merge or consolidate with or into, another company. Our debt agreements require us to satisfy certain financial tests and ratios. Our ability to satisfy such tests and ratios may be affected by events outside of our control.

If we breach the covenants under our debt agreements, the lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under our credit agreement. If our lenders accelerate the repayment of borrowings, we cannot be certain that we will have sufficient assets to repay them.

Risks Related to Our Common Stock

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Our stock price is subject to volatility.

The stock market in general is highly volatile. As a result, the market price of our common stock is similarly volatile. The price of our common stock could be subject to wide fluctuations in response to a number of factors, some of which may be beyond our control. These factors include actual or anticipated fluctuations in our operating results, changes in or our ability to achieve estimates of our operating results by analysts, investors or management, analysts' recommendations regarding our stock or our competitors' stock, sales of substantial amounts of our common stock by our stockholders, actions or announcements by us or our competitors, the maintenance and growth of the value of our brands, litigation, legislation or other regulatory developments affecting us or our industry, widespread/pandemic illness, natural disasters, cyber-attacks, terrorist acts, war or other calamities and changes in general market and economic conditions.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and bylaws include certain provisions (including provisions related to our classified board structure through 2024) that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management. These provisions may discourage, delay or prevent a transaction involving a change in control of the Company that is in the best interests of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an "interested stockholder" to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an "interested stockholder." An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Although we have elected in our certificate of incorporation not to be subject to Section 203 of the Delaware General Corporation Law our certificate of incorporation contains provisions that have the same effect as Section 203.

General Risk Factors

An impairment in the carrying value of our goodwill or other intangible or long-lived assets could adversely affect our financial condition and results of operations.

Along with other intangible assets, we test goodwill for impairment annually and whenever events or changes in circumstances indicate that its carrying value may not be recoverable. We also evaluate long-lived assets on a quarterly basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We cannot accurately predict the amount and timing of any impairment of assets. A significant amount of judgment is involved in determining if an indication of impairment exists. Unforeseen events, for example the COVID-19 pandemic, could make developing forecasts for, and the accounting of, valuation of goodwill and certain other assets slower and more difficult. Should the value of goodwill or other intangible or long-lived assets become impaired, there could be an adverse effect on our financial condition and consolidated results of operations.

Failure to maintain effective systems of internal control over financial reporting and disclosure controls and procedures could adversely affect our business and financial results.

Effective internal control over financial reporting is necessary for us to provide accurate financial information. If we are unable to adequately maintain effective internal control over financial reporting, we may not be able to accurately report our financial results. Furthermore, we cannot be certain that our internal control over financial reporting and disclosure controls and procedures will prevent all possible error and fraud, including through cyber-attacks. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of error or fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake, which could have an adverse impact on our business. A significant financial reporting failure or a lack of sufficient internal control over financial reporting could cause a loss of investor confidence and decline in the market price of our common stock, increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Future changes to existing accounting rules, accounting standards, new pronouncements and varying interpretations of pronouncements, or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, derivatives, intangibles, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Our insurance policies may not provide adequate levels of coverage against all claims, and fluctuating insurance requirements and costs could negatively impact our profitability.

We carry insurance programs with specific retention levels or high per-claim deductibles for a significant portion of our risks and associated liabilities with respect to workers' compensation, general liability, liquor liability, employment practices liability, property, health benefits, cyber security and other insurable risks. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. These losses, if they occur, could have a material and adverse effect on our business and results of operations. Additionally, if our insurance costs increase, there can be no assurance that we will be able to successfully offset the effect of such increases and our results of operations may be adversely affected.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We had 1,507 system wide full-service restaurants and off-premises only kitchens located across 47 states, Guam and 13 countries as of December 25, 2022. The following is a summary of our restaurant and kitchen locations by country and territory as of December 25, 2022:

COMPANY-OWNED		FRANCHISED			
United States	1,011	United States			153
International:		International:			
Brazil (1)	154	Argentina	2	Japan	9
China (Mainland)	1	Australia	8	Mexico	5
Hong Kong	20	Canada	3	Qatar	5
Total international Company-owned	175	Costa Rica	2	Saudi Arabia	11
		Dominican Republic	1	South Korea	121
		Guam	1		
		Total international franchised			168
Total Company-owned	1,186	Total franchised			321

(1)   The count for Brazil is reported as of November 30, 2022 to correspond with the balance sheet date of this subsidiary.

We lease substantially all of our restaurant properties from third parties. As of December 25, 2022, our Company-owned restaurants were located on the following sites by segment:

	U.S.	INTERNATIONAL	TOTAL	PERCENTAGE OF TOTAL
Company-owned sites	26	—	26	2 %
Leased sites:				
Land, ground and building leases	693	1	694	59 %
Space and in-line leases	292	174	466	39 %
Total Company-owned restaurant sites	1,011	175	1,186	100 %

We also lease corporate offices in Tampa, Florida and São Paulo, Brazil.

Item 3.   Legal Proceedings

For a description of our legal proceedings, see Note 22 - *Commitments and Contingencies* of the Notes to Consolidated Financial Statements of this Report.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information - Our common stock is listed on the Nasdaq Global Select Market under the symbol "BLMN".

Dividends - In February 2022, our Board of Directors (our "Board") reinstated quarterly dividends after a temporary suspension during the COVID-19 pandemic. Future dividend payments will depend on continued compliance with our financial covenants, as well as our earnings, financial condition, capital expenditure requirements, surplus and other factors that our Board considers relevant.

Holders - As of February 16, 2023, there were 109 holders of record of our common stock. The number of registered holders does not include holders who are beneficial owners whose shares are held in street name by brokers and other nominees.

Securities Authorized for Issuance Under Equity Compensation Plans - The following table presents the securities authorized for issuance under our equity compensation plans as of December 25, 2022:

(shares in thousands)	(a)	(b)	(c)
PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (1)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (2)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a)) (3)
Equity compensation plans approved by security holders	4,719	$ 21.43	7,936

(1) Includes 1,531 shares issuable in respect to restricted stock units and performance-based share units (assuming target achievement of applicable performance metrics).
(2) Amounts in this column relate only to options exercisable for common shares.
(3) The shares remaining available for issuance may be issued in the form of stock options, restricted stock units or other stock awards under the 2020 Omnibus Incentive Compensation Plan. See Note 7 - *Stock-based and Deferred Compensation Plans* of the Notes to Consolidated Financial Statements for details regarding the plan.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers - The following table provides information regarding our purchases of common stock during the thirteen weeks ended December 25, 2022:

REPORTING PERIOD	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	APPROXIMATE DOLLAR VALUE OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS (1)
September 26, 2022 through October 23, 2022	558,359	$ 19.70	558,359	$ 33,000,386
October 24, 2022 through November 20, 2022	356,949	$ 23.11	356,949	$ 24,750,618
November 21, 2022 through December 25, 2022	455,628	$ 21.40	455,628	$ 15,000,648
Total	1,370,936		1,370,936	

(1) On February 8, 2022, our Board authorized the repurchase of up to $125.0 million of our outstanding common stock as announced in our press release issued on February 18, 2022 (the "2022 Share Repurchase Program"). Subsequent to December 25, 2022, we repurchased the remaining $15.0 million of our common stock authorized under the 2022 Share Repurchase Program under a Rule 10b5-1 plan. On February 7, 2023, our Board approved a new share repurchase authorization of up to $125.0 million of our outstanding common stock as announced in our press release issued February 16, 2023 (the "2023 Share Repurchase Program"). The 2023 Share Repurchase Program will expire on August 7, 2024.

BLOOMIN' BRANDS, INC.

Stock Performance Graph - The following graph depicts total return to stockholders from December 29, 2017 through December 25, 2022, relative to the performance of the Standard & Poor's 500 index and the Standard & Poor's 500 Consumer Discretionary index, a peer group. The graph assumes an investment of $100 in our common stock and in each index on December 29, 2017 (the last business day of the fiscal year of investment), and the reinvestment of dividends paid since that date. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Comparison of Cumulative Total Stockholder Return
Bloomin' Brands, Inc., Standard & Poor's 500 and Standard & Poor's 500 Consumer Discretionary
(Performance Results Through December 25, 2022)



	DECEMBER 29, 2017	DECEMBER 30, 2018	DECEMBER 29, 2019	DECEMBER 27, 2020	DECEMBER 26, 2021	DECEMBER 25, 2022
Bloomin' Brands, Inc. (BLMN)	$ 100.00	$ 83.85	$ 105.34	$ 93.07	$ 102.90	$ 105.56
Standard & Poor's 500	$ 100.00	$ 94.79	$ 126.03	$ 146.68	$ 189.83	$ 156.96
Standard & Poor's 500 Consumer Discretionary	$ 100.00	$ 99.73	$ 129.72	$ 168.59	$ 213.05	$ 135.06

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. For discussion of our consolidated and segment-level results of operations, non-GAAP measures, and liquidity and capital resources for fiscal year 2020, see our Annual Report on Form 10-K for the year ended December 26, 2021, filed with the SEC on February 23, 2022.

Overview

We are one of the largest casual dining restaurant companies in the world with a portfolio of leading, differentiated restaurant concepts. As of December 25, 2022, we owned and operated 1,186 full-service restaurants and off-premises only kitchens and franchised 321 full-service restaurants and off-premises only kitchens across 47 states, Guam and 13 countries. We have four founder-inspired concepts: Outback Steakhouse, Carrabba's Italian Grill, Bonefish Grill and Fleming's Prime Steakhouse & Wine Bar.

Financial Highlights - Our financial highlights for 2022 include the following:

- U.S. combined and Outback Steakhouse comparable restaurant sales of 4.0% and 2.8%, respectively;
- Increase in Total revenues of 7.1%, as compared to 2021;
- Operating income and restaurant-level operating margins of 7.5% and 15.6%, respectively, as compared to 7.5% and 16.5%, respectively for 2021;
- Operating income of $330.4 million as compared to $309.0 million in 2021; and
- Diluted earnings per share of $1.03 as compared to $2.00 in 2021.

Business Strategies - In 2023, our key business strategies include:

- *Enhance the 360-Degree Customer Experience to Drive Sustainable Healthy Sales Growth.* We plan to continue to make investments to enhance our core guest experience, upgrade kitchen equipment and technology, increase off-premises dining occasions, remodel and relocate restaurants, invest in digital marketing and data personalization and utilize the Dine Rewards loyalty program and multimedia marketing campaigns to drive sales.

- *Drive Long-Term Shareholder Value.* We plan to drive long-term shareholder value by reinvesting operational cash flow into our business, improving our credit profile and returning excess cash to shareholders through share repurchases and dividends.

- *Enrich Engagement Among Stakeholders.* We take the responsibility to our people, customers and communities seriously and continue to invest in programs that support the well-being of those engaged with us.

- *Accelerate Growth Opportunities.* We believe a substantial development opportunity remains for our concepts in the U.S. and internationally through existing geography fill-in and market expansion. We will continue to pursue U.S. fill-in opportunities in key states such as Florida and Texas with Outback Steakhouse, and California and Florida with Fleming's Prime Steakhouse & Wine Bar. We will also focus on geographic regions in South America, with strategic expansion in Brazil, and pursue global franchise opportunities.

We intend to fund our business strategies, drive revenue growth and margin improvement, in part by reinvesting savings generated by cost savings and productivity initiatives across our businesses.

Macroeconomic Conditions - The combination of macroeconomic and other factors have put considerable pressure on the casual dining industry. The ongoing impacts of inflation, rising interest rates, reduced disposable consumer income, access to credit, other national, regional and local regulatory and economic conditions and consumer confidence have had a negative effect on discretionary consumer spending.

Should the macroeconomic and other conditions persist, we will continue to face increased pressure with respect to our pricing, traffic levels and commodity costs. We believe that in this environment, we need to maintain our focus on value and innovation as well as refreshing our restaurant base to continue to drive sales.

Key Financial Performance Indicators - Key measures that we use in evaluating our restaurants and assessing our business include the following:

- *Average restaurant unit volumes*—average sales (excluding gift card breakage and the benefit of value added tax exemptions in Brazil) per restaurant to measure changes in customer traffic, pricing and development of the brand;

- *Comparable restaurant sales*—year-over-year comparison of the change in sales volumes (excluding gift card breakage and the benefit of value added tax exemptions in Brazil) for Company-owned restaurants that are open 18 months or more in order to remove the impact of new restaurant openings in comparing the operations of existing restaurants;

- *System-wide sales*—total restaurant sales volume for all Company-owned and franchise restaurants, regardless of ownership, to interpret the overall health of our brands;

- *Restaurant-level operating margin, Income (loss) from operations, Net income (loss) and Diluted earnings (loss) per share*—financial measures utilized to evaluate our operating performance.

  Restaurant-level operating margin is a non-GAAP financial measure widely regarded in the industry as a useful metric to evaluate restaurant-level operating efficiency and performance of ongoing restaurant-level operations, and we use it for these purposes, overall and particularly within our two segments. Our restaurant-level operating margin is expressed as the percentage of our Restaurant sales that Food and beverage costs, Labor and other related expenses and Other restaurant operating expenses (including advertising expenses) represent, in each case as such items are reflected in our Consolidated Statements of Operations and Comprehensive Income (Loss). The following categories of our revenue and operating expenses are not included in restaurant-level operating margin because we do not consider them reflective of operating performance at the restaurant-level within a period:

  (i)   Franchise and other revenues which are earned primarily from franchise royalties and other non-food and beverage revenue streams, such as rental and sublease income;
  (ii)   Depreciation and amortization which, although substantially all of which is related to restaurant-level assets, represent historical sunk costs rather than cash outlays for the restaurants;
  (iii)   General and administrative expense which includes primarily non-restaurant-level costs associated with support of the restaurants and other activities at our corporate offices; and
  (iv)   Asset impairment charges and restaurant closing costs which are not reflective of ongoing restaurant performance in a period.

  Restaurant-level operating margin excludes various expenses, as discussed above, that are essential to support the operations of our restaurants and may materially impact our Consolidated Statements of Operations and Comprehensive Income (Loss). As a result, restaurant-level operating margin is not indicative of our consolidated results of operations and is presented exclusively as a supplement to, and not a substitute for, Net income (loss) or Income (loss) from operations. In addition, our presentation of restaurant-level operating margin may not be comparable to similarly titled measures used by other companies in our industry; and

- *Adjusted restaurant-level operating margin, Adjusted income from operations, Adjusted net income and Adjusted diluted earnings per share*—non-GAAP financial measures utilized to evaluate our operating performance, which definitions, usefulness and reconciliations are described in more detail in the "*Non-GAAP Financial Measures*" section below.

Selected Operating Data - The table below presents the number of our full-service restaurants in operation as of the periods indicated:

Number of restaurants (at end of the period):	DECEMBER 25, 2022	DECEMBER 26, 2021
U.S.		
Outback Steakhouse		
Company-owned	566	564
Franchised	127	130
Total	693	694
Carrabba's Italian Grill		
Company-owned	199	199
Franchised	19	20
Total	218	219
Bonefish Grill		
Company-owned	173	178
Franchised	7	7
Total	180	185
Fleming's Prime Steakhouse & Wine Bar		
Company-owned	65	64
Aussie Grill		
Company-owned	7	5
U.S. total	1,163	1,167
International		
Company-owned		
Outback Steakhouse - Brazil (1)	139	122
Other (1)(2)	36	33
Franchised		
Outback Steakhouse - South Korea	86	78
Other (2)	47	54
International total	308	287
System-wide total	1,471	1,454
System-wide total - Company-owned	1,185	1,165
System-wide total - Franchised	286	289

_____

(1) The restaurant counts for Brazil, including Abbraccio and Aussie Grill restaurants within International Company-owned Other, are reported as of November 30, 2022 and 2021, respectively, to correspond with the balance sheet dates of this subsidiary.

(2) International Company-owned Other included four and two Aussie Grill locations as of December 25, 2022 and December 26, 2021, respectively. International Franchised Other included four and three Aussie Grill locations as of December 25, 2022 and December 26, 2021, respectively.

The table below presents the number of our off-premises only kitchens in operation as of the periods indicated:

Number of kitchens (at end of the period) (1):	DECEMBER 25, 2022	DECEMBER 26, 2021
U.S.		
Company-owned	1	3
International		
Company-owned	—	1
Franchised - South Korea	35	40
System-wide total	36	44

_____

(1)   Excludes virtual concepts that operate out of existing restaurants and sports venue locations.

Results of Operations

The following table sets forth the percentages of certain items in our Consolidated Statements of Operations in relation to Total revenues or Restaurant sales for the periods indicated:

	FISCAL YEAR	
	2022	2021
Revenues		
Restaurant sales	98.6 %	98.5 %
Franchise and other revenues	1.4	1.5
Total revenues	100.0	100.0
Costs and expenses		
Food and beverage costs (1)	31.8	30.3
Labor and other related (1)	28.2	28.4
Other restaurant operating (1)	24.5	24.8
Depreciation and amortization	3.8	4.0
General and administrative	5.3	6.0
Provision for impaired assets and restaurant closings	0.1	0.3
Total costs and expenses	92.5	92.5
Income from operations	7.5	7.5
Loss on extinguishment and modification of debt	(2.5)	(0.1)
Loss on fair value adjustment of derivatives, net	(0.4)	—
Other (expense) income, net	(*)	*
Interest expense, net	(1.2)	(1.4)
Income before provision for income taxes	3.4	6.0
Provision for income taxes	0.9	0.6
Net income	2.5	5.4
Less: net income attributable to noncontrolling interests	0.2	0.2
Net income attributable to Bloomin' Brands	2.3 %	5.2 %

_____

(1)   As a percentage of Restaurant sales.
*   Less than 1/10th of one percent of Total revenues.

REVENUES

Restaurant Sales

Following is a summary of the change in Restaurant sales for the period indicated:

	FISCAL YEAR
(dollars in millions)	**2022**
For fiscal year 2021	$ 4,061.1
Change from:	
Comparable restaurant sales (1)	245.3
Restaurant openings (1)	65.7
Effect of foreign currency translation	11.6
Restaurant closures (1)	(31.0)
For fiscal year 2022	$ 4,352.7

_____

(1) Summation of quarterly changes for restaurant openings, closures and comparable restaurant sales will not total to annual amounts as the restaurants that meet the definition of each will differ each period based on when the restaurant opened or closed.

The increase in Restaurant sales in 2022 as compared to 2021 was primarily due to: (i) higher comparable restaurant sales, (ii) the opening of 64 new restaurants not included in our comparable restaurant sales base and (iii) the effect of foreign currency translation of the Brazilian Real relative to the U.S. dollar. The increase in Restaurant sales was partially offset by the closure of 25 restaurants since December 27, 2020.

Average Restaurant Unit Volumes and Operating Weeks

Following is a summary of the average restaurant unit volumes and operating weeks for the periods indicated:

	FISCAL YEAR	
(dollars in thousands)	**2022**	**2021**
Average restaurant unit volumes:		
U.S.		
Outback Steakhouse	$ 3,949	$ 3,822
Carrabba's Italian Grill	$ 3,406	$ 3,283
Bonefish Grill	$ 3,213	$ 3,036
Fleming's Prime Steakhouse & Wine Bar	$ 5,845	$ 5,208
International		
Outback Steakhouse - Brazil (1)	$ 3,067	$ 2,286
Operating weeks:		
U.S.		
Outback Steakhouse	29,308	29,415
Carrabba's Italian Grill	10,328	10,348
Bonefish Grill	9,056	9,318
Fleming's Prime Steakhouse & Wine Bar	3,331	3,321
International		
Outback Steakhouse - Brazil	6,775	5,907

_____

(1) Translated at average exchange rates of 5.19 and 5.33 for 2022 and 2021, respectively. Excludes the benefit of the Brazil tax legislation discussed in Note 21 - *Income Taxes* of the Notes to Consolidated Financial Statements.

Comparable Restaurant Sales, Traffic and Average Check Per Person Increases (Decreases)

Following is a summary of comparable restaurant sales, traffic and average check per person increases (decreases) for the periods indicated:

	FISCAL YEAR	
	2022	2021
Year over year percentage change:		
Comparable restaurant sales (restaurants open 18 months or more):		
U.S. (1)		
Outback Steakhouse	2.8 %	24.2 %
Carrabba's Italian Grill	3.4 %	32.2 %
Bonefish Grill	4.5 %	40.6 %
Fleming's Prime Steakhouse & Wine Bar	12.0 %	60.9 %
Combined U.S.	4.0 %	30.5 %
International		
Outback Steakhouse - Brazil (2)	38.3 %	28.7 %
Traffic:		
U.S.		
Outback Steakhouse	(6.3)%	18.1 %
Carrabba's Italian Grill	(4.3)%	24.6 %
Bonefish Grill	(4.2)%	24.3 %
Fleming's Prime Steakhouse & Wine Bar	3.0 %	41.7 %
Combined U.S.	(5.3)%	20.7 %
International		
Outback Steakhouse - Brazil	23.6 %	23.5 %
Average check per person (3):		
U.S.		
Outback Steakhouse	9.1 %	6.1 %
Carrabba's Italian Grill	7.7 %	7.6 %
Bonefish Grill	8.7 %	16.3 %
Fleming's Prime Steakhouse & Wine Bar	9.0 %	19.2 %
Combined U.S.	9.3 %	9.8 %
International		
Outback Steakhouse - Brazil	14.6 %	5.6 %

_____

(1)   Relocated restaurants closed more than 60 days are excluded from comparable restaurant sales until at least 18 months after reopening.

(2)   Includes trading day impact from calendar period reporting. Excludes the effect of fluctuations in foreign currency rates and the benefit of the Brazil tax legislation discussed in Note 21 - *Income Taxes* of the Notes to Consolidated Financial Statements.

(3)   Includes the impact of menu pricing changes, product mix and discounts.

Franchise and other revenues

(dollars in millions)	FISCAL YEAR	
	2022	2021
Franchise revenues (1)	$ 49.7	$ 45.5
Other revenues (2)	14.1	15.8
Franchise and other revenues	$ 63.8	$ 61.3

_____

(1)   Represents franchise royalties, advertising fees and initial franchise fees.
(2)   Includes a $3.1 million benefit in 2021 from the recognition of recoverable Program of Social Integration ("PIS") and Contribution for the Financing of Social Security ("COFINS") taxes in connection with favorable court rulings in Brazil regarding the calculation methodology and taxable base.

COSTS AND EXPENSES

Food and beverage costs

(dollars in millions)	FISCAL YEAR		CHANGE
	2022	2021	
Food and beverage costs	$ 1,383.6	$ 1,229.7	
% of Restaurant sales	31.8 %	30.3 %	1.5 %

Food and beverage costs increased as a percentage of Restaurant sales in 2022 as compared to 2021 primarily due to 3.5% from commodity inflation, partially offset by a decrease as a percentage of Restaurant sales of 2.0% from increases in average check per person, primarily driven by increases in menu pricing.

In 2023, we anticipate mid single digits commodity inflation, with approximately 60% of our estimated annual food purchases currently covered by fixed contracts and the remainder subject to floating market prices.

Labor and other related expenses

(dollars in millions)	FISCAL YEAR		CHANGE
	2022	2021	
Labor and other related	$ 1,226.5	$ 1,154.6	
% of Restaurant sales	28.2 %	28.4 %	(0.2)%

Labor and other related expenses include all direct and indirect labor costs incurred in operations, including distribution expense to Restaurant Managing Partners and other field incentive compensation expenses. Labor and other related expenses decreased as a percentage of Restaurant sales in 2022 as compared to 2021 primarily due to: (i) 1.9% from leveraging increased restaurant sales due to increases in average check per person and lapping the impact of COVID-19, primarily in Brazil and (ii) 0.4% from lower insurance costs. These decreases were partially offset by an increase as a percentage of Restaurant sales of 2.0% from higher labor cost primarily due to wage rate inflation.

In 2023, we anticipate mid single digits labor cost inflation.

Other restaurant operating expenses

(dollars in millions)	FISCAL YEAR			
	2022		2021	CHANGE
Other restaurant operating	$ 1,065.7	$	1,006.4	
% of Restaurant sales	24.5 %		24.8 %	(0.3)%

In August 2021, we entered into the Royalty Termination Agreement with the Carrabba's Founders for $61.9 million in cash. See Note 22 - *Commitments and Contingencies* of the Notes to Consolidated Financial Statements for additional details.

Other restaurant operating expenses include certain unit-level operating costs such as operating supplies, rent, repairs and maintenance, advertising expenses, utilities, pre-opening costs and other occupancy costs. A substantial portion of these expenses is fixed or indirectly variable. Other restaurant operating expenses decreased as a percentage of Restaurant sales in 2022 as compared to 2021 primarily due to 1.5% from lapping the Carrabba's Italian Grill royalty termination and 1.3% from leveraging increased restaurant sales due to increases in average check per person and lapping the impact of COVID-19, primarily in Brazil. These decreases were partially offset by increases as a percentage of Restaurant sales of: (i) 1.5% from higher operating expenses including utilities, primarily due to inflation, (ii) 0.7% from higher advertising expense and (iii) 0.4% from an increase in reserves for certain collective action wage and hour lawsuits.

Depreciation and amortization

(dollars in millions)	FISCAL YEAR					
	2022		2021		CHANGE	
Depreciation and amortization	$	169.6	$	163.4	$	6.2

Depreciation and amortization increased in 2022 as compared to 2021 primarily due to additional depreciation expense related to technology projects, upgraded kitchen equipment and restaurant openings and relocations.

General and administrative

General and administrative expense includes salaries and benefits, management incentive programs, related payroll tax and benefits, other employee-related costs and professional services. Following is a summary of the change in General and administrative expense for the period indicated:

(dollars in millions)	FISCAL YEAR 2022	
For fiscal year 2021	$	245.6
Change from:		
Incentive compensation		(13.0)
Employee stock-based compensation		(7.9)
Severance		(4.7)
Compensation, benefits and payroll tax		7.6
Travel and entertainment		5.1
Other		2.1
For fiscal year 2022	$	234.8

Provision for impaired assets and restaurant closings

(dollars in millions)	FISCAL YEAR		CHANGE
	2022	2021	
Provision for impaired assets and restaurant closings	$ 6.0	$ 13.7	$ (7.7)

Impairment and closure charges during the periods presented resulted primarily from locations identified for closure or relocation.

Income from operations

(dollars in millions)	FISCAL YEAR		CHANGE
	2022	2021	
Income from operations	$ 330.4	$ 309.0	$ 21.4
% of Total revenues	7.5 %	7.5 %	— %

The increase in Income from operations generated during 2022 as compared to 2021 was primarily due to: (i) increases in average check per person, (ii) lapping the Carrabba's Italian Grill royalty termination, (iii) lapping the impact of COVID-19, primarily in Brazil and (iv) lower insurance costs. These increases were partially offset by: (i) commodity inflation, (ii) higher labor cost, primarily due to wage rate inflation, (iii) higher operating expenses including utilities, primarily due to inflation, and (iv) an increase in advertising costs.

In September 2022, our Brazilian subsidiary received a preliminary injunction authorizing it to benefit from the exemptions enacted by Law 14,148/2021 which provides for emergency and temporary actions that grant certain industries a 100% exemption from PIS and COFINS and income taxes for a five-year period. Income from operations for 2022 was not materially impacted by this legislation. During 2023, we expect a benefit to Income from operations of approximately $17 million in connection the PIS and COFINS tax exemptions under this legislation. See Note 21 - *Income Taxes* of the Notes to Consolidated Financial Statements for further information.

Loss on extinguishment and modification of debt and Loss on fair value adjustment of derivatives, net

In connection with the repurchase of $125.0 million of the outstanding 2025 Notes (the "2025 Notes Partial Repurchase"), which is described in further detail within Note 14 - *Convertible Senior Notes* of the Notes to Consolidated Financial Statements, we recognized a loss on extinguishment of debt of $104.7 million and a loss on fair value adjustment of derivatives, net, of $17.7 million during 2022.

Interest expense, net

(dollars in millions)	FISCAL YEAR		CHANGE
	2022	2021	
Interest expense, net	$ 53.2	$ 57.6	$ (4.4)

The decrease in Interest expense, net during 2022 as compared to 2021 was primarily due to the repayment of Term Loan A in April 2022 and the 2025 Notes Partial Repurchase in May 2022. These decreases were partially offset by increases in interest expense from: (i) the issuance of the 2029 Notes in April 2021, (ii) higher balances on our revolving credit facility and (iii) higher interest rates on the unhedged portion of our variable rate debt.

Provision for income taxes

(dollars in millions)	FISCAL YEAR				CHANGE	
	2022		2021			
Income before provision for income taxes	$	151.9	$	249.3	$	(97.4)
Provision for income taxes	$	42.7	$	26.4	$	16.3
Effective income tax rate		28.1 %		10.6 %		17.5 %

The net increase in the effective income tax rate in 2022 as compared to 2021 was primarily due to the non-deductible losses associated with the 2025 Notes Partial Repurchase recorded during 2022.

We have a blended federal and state statutory rate of approximately 26%. The effective income tax rate in 2022 was higher than the blended federal and state statutory rate primarily due to the non-deductible losses associated with the 2025 Notes Partial Repurchase recorded during 2022, partially offset by the benefit of FICA tax credits on certain employees' tips. The effective income tax rate in 2021 was lower than the blended federal and state statutory rate primarily due to the benefit of FICA tax credits on certain employees' tips.

A restaurant company employer may claim a credit against its federal income taxes for FICA taxes paid on certain tipped wages (the "FICA tax credit"). The level of FICA tax credits is primarily driven by U.S. Restaurant sales and is not impacted by costs incurred that may reduce pre-tax income.

Provision for income taxes for 2022 was not materially impacted by the Brazilian tax legislation discussed above. During 2023, we expect to generate an income tax benefit of approximately $6 million in connection with the tax exemptions under this legislation. See Note 21 - *Income Taxes* of the Notes to Consolidated Financial Statements for further information.

Segments

We consider each of our restaurant concepts and international markets as operating segments, which reflects how we manage our business, review operating performance and allocate resources. Resources are allocated and performance is assessed by our Chief Executive Officer, whom we have determined to be our Chief Operating Decision Maker. We aggregate our operating segments into two reportable segments, U.S. and international. The U.S. segment includes all restaurants operating in the U.S. while restaurants operating outside the U.S. are included in the international segment.

Revenues for both segments include only transactions with customers and exclude intersegment revenues. Excluded from Income from operations for U.S. and international are certain legal and corporate costs not directly related to the performance of the segments, most stock-based compensation expenses, certain insurance expenses and certain bonus expenses.

Refer to Note 23 - *Segment Reporting* of the Notes to Consolidated Financial Statements for reconciliations of segment income (loss) from operations to the consolidated operating results.

U.S. Segment

	FISCAL YEAR			
(dollars in thousands)	2022		2021	
Revenues				
Restaurant sales	$	3,863,016	$	3,714,848
Franchise and other revenues		48,854		45,133
Total revenues	$	3,911,870	$	3,759,981
Income from operations	$	407,860	$	443,887
Operating income margin		10.4 %		11.8 %
Restaurant-level operating income	$	595,997	$	634,680
Restaurant-level operating margin		15.4 %		17.1 %

Restaurant sales

Following is a summary of the change in U.S. segment Restaurant sales for the period indicated:

	FISCAL YEAR	
(dollars in millions)	2022 (1)	
For fiscal year 2021	$	3,714.9
Change from:		
Comparable restaurant sales		150.0
Restaurant openings		29.1
Restaurant closures		(31.0)
For fiscal year 2022	$	3,863.0

_____

(1)   Summation of quarterly changes will not total to annual amounts as the restaurants that meet the definition of each change category will differ each period based on when the restaurant opened or closed.

The increase in U.S. Restaurant sales in 2022 as compared to 2021 was primarily due to higher comparable restaurant sales and the opening of 21 new restaurants not included in our comparable restaurant sales base. These increases were partially offset by the closure of 24 restaurants since December 27, 2020.

Income from operations

The decrease in U.S. Income from operations generated during 2022 as compared to 2021 was primarily due to: (i) commodity inflation, (ii) higher labor cost, primarily due to wage rate inflation, (iii) higher operating expenses including utilities and (iv) higher advertising expense. These decreases were partially offset by higher comparable sales, primarily due to increases in average check per person, and lapping the Carrabba's Italian Grill royalty termination.

International Segment

(dollars in thousands)	FISCAL YEAR			
	2022		2021	
Revenues				
Restaurant sales	$	489,679	$	346,245
Franchise and other revenues		14,959		16,159
Total revenues	$	504,638	$	362,404
Income from operations	$	57,333	$	16,657
Operating income margin		11.4 %		4.6 %
Restaurant-level operating income	$	90,663	$	43,927
Restaurant-level operating margin		18.5 %		12.7 %

Restaurant sales

Following is a summary of the change in international segment Restaurant sales for the period indicated:

(dollars in millions)	FISCAL YEAR	
	2022	
For fiscal year 2021	$	346.2
Change from:		
Comparable restaurant sales (1)		95.3
Restaurant openings (1)		36.6
Effect of foreign currency translation		11.6
For fiscal year 2022	$	489.7

(1)   Summation of quarterly changes for restaurant openings and comparable restaurant sales will not total to annual amounts as the restaurants that meet the definition of each will differ each period based on when the restaurant opened.

The increase in international Restaurant sales in 2022 as compared to 2021 was primarily due to: (i) higher comparable restaurant sales in Brazil, (ii) the opening of 43 new restaurants not included in our comparable restaurant sales base and (iii) the effect of foreign currency translation of the Brazil Real relative to the U.S. dollar.

Income from operations

The increase in international Income from operations generated during 2022 as compared to 2021 was primarily due to the recovery of in-restaurant dining in Brazil and increases in average check per person. These increases were partially offset by decreases primarily due to commodity and labor inflation.

Non-GAAP Financial Measures

In addition to the results provided in accordance with U.S. GAAP, we provide certain non-GAAP measures, which present operating results on an adjusted basis. These are supplemental measures of performance that are not required by or presented in accordance with U.S. GAAP and include the following: (i) Restaurant-level and adjusted restaurant-level operating income and the corresponding margins, (ii) Adjusted income from operations and the corresponding margins, (iii) Adjusted net income, (iv) Adjusted diluted earnings per share and (v) system-wide sales.

We believe that our use of non-GAAP financial measures permits investors to assess the operating performance of our business relative to our performance based on U.S. GAAP results and relative to other companies within the restaurant industry by isolating the effects of certain items that may vary from period to period without correlation to core operating performance or that vary widely among similar companies. However, our inclusion of these adjusted measures should not be construed as an indication that our future results will be unaffected by unusual or infrequent items or that the items for which we have made adjustments are unusual or infrequent or will not recur. We believe that the disclosure of these non-GAAP measures is useful to investors as they form part of the basis for how our management team and our Board evaluate our operating performance, allocate resources and establish employee incentive plans.

These non-GAAP financial measures are not intended to replace U.S. GAAP financial measures, and they are not necessarily standardized or comparable to similarly titled measures used by other companies. We maintain internal guidelines with respect to the types of adjustments we include in our non-GAAP measures. These guidelines endeavor to differentiate between types of gains and expenses that are reflective of our core operations in a period, and those that may vary from period to period without correlation to our core performance in that period. However, implementation of these guidelines necessarily involves the application of judgment, and the treatment of any items not directly addressed by, or changes to, our guidelines will be considered by our disclosure committee. Refer to the reconciliations of non-GAAP measures for descriptions of the actual adjustments made in the current period and the corresponding prior period.

Consolidated restaurant-level operating income and adjusted restaurant-level operating income and corresponding margins non-GAAP reconciliations - Restaurant-level operating margin is calculated as Restaurant sales after deduction of the main restaurant-level operating costs, which includes Food and beverage costs, Labor and other related expenses and Other restaurant operating expenses. Adjusted restaurant-level operating margin is Restaurant-level operating margin adjusted for certain items. The following table reconciles consolidated Income from operations and the corresponding margin to restaurant-level operating income and adjusted restaurant-level operating income and the corresponding margins for the periods indicated:

Consolidated	FISCAL YEAR			
(dollars in thousands)	**2022**		**2021**	
Income from operations	$	330,421	$	308,958
Operating income margin		7.5 %		7.5 %
Less:				
Franchise and other revenues		63,813		61,292
Plus:				
Depreciation and amortization		169,617		163,391
General and administrative		234,752		245,616
Provision for impaired assets and restaurant closings		5,964		13,737
Restaurant-level operating income	$	676,941	$	670,410
Restaurant-level operating margin		15.6 %		16.5 %
Adjustments:				
Royalty termination expense (1)		—		61,880
Legal and other matters (2)		5,900		2,761
Total restaurant-level operating income adjustments		5,900		64,641
Adjusted restaurant-level operating income	$	682,841	$	735,051
Adjusted restaurant-level operating margin		15.7 %		18.1 %

_____

(1)   Payment to the Carrabba's Founders in connection with the Royalty Termination Agreement. See Note 22 - *Commitments and Contingencies* of the Notes to Consolidated Financial Statements for additional details regarding the Royalty Termination Agreement.

(2)   For 2022, includes an increase in reserves for certain collective action wage and hour lawsuits during the fourth quarter. See Note 22 - *Commitments and Contingencies* of the Notes to Consolidated Financial Statements for additional details relating to the lawsuits. For 2021, includes an accrual for Imposto sobre Serviços ("ISS"), a Brazilian municipal service tax, in connection with royalties from our Brazilian subsidiary over the past five years, including related penalties and interest, as a result of an unfavorable Brazilian Supreme Court ruling.

Segment restaurant-level and adjusted restaurant-level operating margin non-GAAP reconciliations - The following tables reconcile segment Income from operations and the corresponding margin to segment restaurant-level operating income and adjusted restaurant-level operating income and the corresponding margins for the periods indicated:

U.S.	FISCAL YEAR	
(dollars in thousands)	**2022**	**2021**
Income from operations	$ 407,860	$ 443,887
Operating income margin	10.4 %	11.8 %
Less:		
Franchise and other revenues	48,854	45,133
Plus:		
Depreciation and amortization	139,170	134,244
General and administrative	93,401	89,314
Provision for impaired assets and restaurant closings	4,420	12,368
Restaurant-level operating income	$ 595,997	$ 634,680
Restaurant-level operating margin	15.4 %	17.1 %
Adjustments:		
Royalty termination expense (1)	—	61,880
Total restaurant-level operating income adjustments	—	61,880
Adjusted restaurant-level operating income	$ 595,997	$ 696,560
Adjusted restaurant-level operating margin	15.4 %	18.8 %

(1) Payment to the Carrabba's Founders in connection with the Royalty Termination Agreement.

International	FISCAL YEAR	
(dollars in thousands)	**2022**	**2021**
Income from operations	$ 57,333	$ 16,657
Operating income margin	11.4 %	4.6 %
Less:		
Franchise and other revenues	14,959	16,159
Plus:		
Depreciation and amortization	23,397	22,650
General and administrative	23,355	19,679
Provision for impaired assets and restaurant closings	1,537	1,100
Restaurant-level operating income	$ 90,663	$ 43,927
Restaurant-level operating margin	18.5 %	12.7 %
Adjustments:		
Legal and other matters (1)	—	2,761
Total restaurant-level operating income adjustments	—	2,761
Adjusted restaurant-level operating income	$ 90,663	$ 46,688
Adjusted restaurant-level operating margin	18.5 %	13.5 %

(1) Includes an accrual for ISS, a Brazilian municipal service tax, in connection with royalties from our Brazilian subsidiary over the past five years, including related penalties and interest, as a result of an unfavorable Brazilian Supreme Court ruling.

Adjusted restaurant-level operating margin non-GAAP reconciliations (continued) - The following table presents the percentages of certain operating cost financial statement line items in relation to Restaurant sales for the periods indicated:

	FISCAL YEAR			
	2022		2021	
	REPORTED	**ADJUSTED (1)**	**REPORTED**	**ADJUSTED (1)**
Restaurant sales	100.0 %	100.0 %	100.0 %	100.0 %
Food and beverage costs	31.8 %	31.8 %	30.3 %	30.3 %
Labor and other related	28.2 %	28.2 %	28.4 %	28.4 %
Other restaurant operating	24.5 %	24.3 %	24.8 %	23.2 %
Restaurant-level operating margin	15.6 %	15.7 %	16.5 %	18.1 %

_____

(1)   See the *Consolidated restaurant-level operating income and adjusted restaurant-level operating income and corresponding margins non-GAAP reconciliations* table above for details regarding the restaurant-level operating margin adjustments. All restaurant-level operating margin adjustments for the periods presented were recorded within Other restaurant operating expense.

Adjusted income from operations non-GAAP reconciliations - The following table reconciles Income from operations and the corresponding margin to adjusted income from operations and the corresponding margin for the periods indicated:

	FISCAL YEAR			
(dollars in thousands)		2022		2021
Income from operations	$	330,421	$	308,958
Operating income margin		7.5 %		7.5 %
Adjustments:				
Total restaurant-level operating margin adjustments (1)		5,900		64,641
Severance and other transformational costs (2)		—		2,764
Legal and other matters (3)		—		(3,133)
Total income from operations adjustments		5,900		64,272
Adjusted income from operations	$	336,321	$	373,230
Adjusted operating income margin		7.6 %		9.1 %

_____

(1)   See the *Consolidated restaurant-level operating income and adjusted restaurant-level operating income and corresponding margins non-GAAP reconciliations* table above for details regarding the restaurant-level operating income adjustments.
(2)   Severance, professional fees and other costs incurred as a result of transformational and restructuring activities.
(3)   Includes the recognition of recoverable PIS and COFINS taxes, including accrued interest within other revenues as a result of favorable court rulings in Brazil.

Adjusted net income and Adjusted diluted earnings per share non-GAAP reconciliations - The following table reconciles Diluted net income attributable to common stockholders to adjusted net income and adjusted diluted earnings per share for the periods indicated:

	FISCAL YEAR	
(in thousands, except share and per share data)	2022	2021
Diluted net income attributable to common stockholders	$ 101,907	$ 215,900
Convertible senior notes if-converted method interest adjustment, net of tax (1)	—	345
Net income attributable to Bloomin' Brands	101,907	215,555
Adjustments:		
Income from operations adjustments (2)	5,900	64,272
Loss on extinguishment and modification of debt (3)	107,630	2,073
Loss on fair value adjustment of derivatives, net (3)	17,685	—
Total adjustments, before income taxes	131,215	66,345
Adjustment to provision for income taxes (4)	(263)	(21,222)
Net adjustments	130,952	45,123
Adjusted net income	$ 232,859	$ 260,678
Diluted earnings per share	$ 1.03	$ 2.00
Adjusted diluted earnings per share (5)	$ 2.52	$ 2.70
Diluted weighted average common shares outstanding	98,512	107,803
Adjusted diluted weighted average common shares outstanding (5)	92,423	96,426

_____

(1)   Adjustment for interest expense related to the 2025 Notes weighted for the portion of the period prior to our election under the 2025 Notes indenture to settle the principal portion of the 2025 Notes in cash.

(2)   See the *Adjusted income from operations non-GAAP reconciliations* table above for details regarding Income from operations adjustments.

(3)   For 2022, includes losses in connection with the 2025 Notes Partial Repurchase and Amended Credit Agreement. See Note 14 - *Convertible Senior Notes* and Note 13 - *Long-term Debt, Net*, respectively, of the Notes to Consolidated Financial Statements for additional details.

(4)   The tax effect of non-GAAP adjustments was determined based on the nature of the underlying non-GAAP adjustments and their relevant jurisdictional tax rates. For 2022, the primary difference between GAAP and adjusted effective income tax rates relates to certain non-deductible losses and other tax costs associated with the 2025 Notes Partial Repurchase. Also includes a $4.2 million adjustment during 2021 for the reduction of certain unrecognized tax benefits related to tax positions taken during a prior period.

(5)   Adjusted diluted weighted average common shares outstanding was calculated excluding the dilutive effect of 6,089 and 9,992 shares for 2022 and 2021, respectively, to be issued upon conversion of the 2025 Notes to satisfy the amount in excess of the principal since our convertible note hedge offsets the dilutive impact of the shares underlying the 2025 Notes. For 2021, adjusted diluted weighted average common shares outstanding was also calculated assuming our February 2021 election to settle the principal portion of the 2025 Notes in cash was in effect for the entire period.

System-Wide Sales - System-wide sales is a non-GAAP financial measure that includes sales of all restaurants operating under our brand names, whether we own them or not. Management uses this information to make decisions about future plans for the development of additional restaurants and new concepts, as well as evaluation of current operations. System-wide sales comprise sales of Company-owned and franchised restaurants. For a summary of sales of Company-owned restaurants, refer to Note 4 - *Revenue Recognition* of the Notes to Consolidated Financial Statements.

The following table provides a summary of sales of franchised restaurants for the periods indicated, which are not included in our consolidated financial results. Franchise sales within this table do not represent our sales and are presented only as an indicator of changes in the restaurant system, which management believes is important information regarding the health of our restaurant concepts and in determining our royalties and/or service fees.

	FISCAL YEAR	
(dollars in millions)	2022	2021
U.S.		
Outback Steakhouse	$ 494	$ 445
Carrabba's Italian Grill	49	44
Bonefish Grill	11	11
U.S. total	554	500
International		
Outback Steakhouse - South Korea	296	305
Other (1)	114	112
International total	410	417
Total franchise sales (2)	$ 964	$ 917

_____

(1)   Includes franchise sales for off-premises only kitchens in South Korea.
(2)   Franchise sales are not included in Total revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Liquidity and Capital Resources

<u>Cash and Cash Equivalents</u>

As of December 25, 2022, we had $84.7 million in cash and cash equivalents, of which $27.1 million was held by foreign affiliates. The international jurisdictions in which we have significant cash do not have any known restrictions that would prohibit repatriation.

As of December 25, 2022, we had aggregate undistributed foreign earnings of approximately $23.2 million. These earnings may be repatriated to the U.S. without additional material U.S. federal income tax. These amounts are not considered indefinitely reinvested in our foreign subsidiaries. See Note 21 - *Income Taxes* of the Notes to Consolidated Financial Statements for further information regarding our indefinite reinvestment assertion.

Borrowing Capacity and Debt Service

Credit Facilities - Following is a summary of our outstanding credit facilities as of the dates indicated and principal payments and debt issuance during the periods indicated:

| (dollars in thousands) | SENIOR SECURED CREDIT FACILITY | | FORMER CREDIT FACILITY | | 2025 NOTES | 2029 NOTES | TOTAL CREDIT FACILITIES |
	TERM LOAN A	REVOLVING FACILITY	TERM LOAN A	REVOLVING FACILITY			
Balance as of December 27, 2020	$ —	$ —	$ 425,000	$ 447,000	$230,000	$ —	$ 1,102,000
2021 new debt	200,000	455,000	—	15,000	—	300,000	970,000
2021 payments	(5,000)	(375,000)	(425,000)	(462,000)	—	—	(1,267,000)
Balance as of December 26, 2021	195,000	80,000	—	—	230,000	300,000	805,000
2022 new debt	—	1,239,500	—	—	—	—	1,239,500
2022 payments	(195,000)	(889,500)	—	—	(125,000)	—	(1,209,500)
Balance as of December 25, 2022 (1)	$ —	$ 430,000	$ —	$ —	$105,000	$300,000	$ 835,000
Interest rates, as of December 25, 2022 (2)		5.79 %			5.00 %	5.13 %	
Principal maturity date		April 2026			May 2025	April 2029	

_____
(1)   Subsequent to December 25, 2022, we repaid $80.0 million on our revolving credit facility.
(2)   Interest rate for the revolving credit facility represents the weighted average interest rate as of December 25, 2022.

As of December 25, 2022, we had $550.0 million in available unused borrowing capacity under our revolving credit facility, net of letters of credit of $20.0 million.

Credit Agreement - On April 16, 2021, we and OSI, as co-borrowers, entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement"), which provides for senior secured financing of up to $1.0 billion consisting of a $200.0 million Term loan A and an $800.0 million revolving credit facility (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility matures on April 16, 2026 and replaced our prior senior secured financing of up to $1.5 billion (the "Former Credit Facility").

On April 26, 2022, we and OSI entered into the First Amendment to the Second Amended and Restated Credit Agreement and Incremental Amendment (the "Amended Credit Agreement"), which included an increase of our existing revolving credit facility from $800.0 million to $1.0 billion and a transition from the one-month London Inter-Bank Offered Rate ("LIBOR") rate to the Secured Overnight Financing Rate ("SOFR") as the benchmark rate for purposes of calculating interest under the Senior Secured Credit Facility. At closing, an incremental $192.5 million was drawn on the revolving credit facility to fully repay the outstanding balance of Term loan A. Our total indebtedness remained unchanged as a result of the Amended Credit Agreement. The transition to SOFR did not materially impact the interest rate applied to our borrowings.

Our Amended Credit Agreement contains various financial and non-financial covenants. A violation of these covenants could negatively impact our liquidity by restricting our ability to borrow under the revolving credit facility and cause an acceleration of the amounts due under the credit facilities.

See Note 13 - *Long-term Debt, Net* of the notes to Consolidated Financial Statements for additional details regarding the Amended Credit Agreement.

As of December 25, 2022 and December 26, 2021, we were in compliance with our debt covenants. We believe that we will remain in compliance with our debt covenants during the next 12 months and beyond.

2025 Notes Partial Repurchase - On May 25, 2022, we and certain holders (the "Noteholders") entered into exchange agreements in which the Noteholders agreed to exchange $125.0 million in aggregate principal amount of our outstanding 2025 Notes for $196.9 million in cash, plus accrued interest, and approximately 2.3 million shares of our common stock. In connection with the 2025 Notes Partial Repurchase, we entered into partial unwind agreements with certain financial institutions relating to a portion of the convertible note hedge transactions (the "Note Hedge Early Termination Agreements") and a portion of the Warrant Transactions (the "Warrant Early Termination Agreements") that were previously entered into by the Company in connection with the issuance of the 2025 Notes. Upon settlement, we received $131.9 million for the Note Hedge Early Termination Agreements and paid $114.8 million for the Warrant Early Termination Agreements.

See Note 14 - *Convertible Senior Notes* of the Notes to Consolidated Financial Statements for additional details regarding the 2025 Notes Partial Repurchase and related Note Hedge Early Termination Agreements and Warrant Early Termination Agreements.

2029 Notes - On April 16, 2021, we issued $300.0 million aggregate principal amount of senior unsecured notes due 2029. The 2029 Notes mature on April 15, 2029, unless earlier redeemed or purchased by us. The 2029 Notes bear cash interest at an annual rate of 5.125% payable semi-annually in arrears on April 15 and October 15 of each year.

The net proceeds from the 2029 Notes were approximately $294.5 million, after deducting the initial purchaser's discount and our offering expenses. The net proceeds were used to repay a portion of our outstanding Term loan A and revolving credit facility in conjunction with the refinancing of our Former Credit Facility.

Use of Cash

Cash flows generated from operating activities and availability under our revolving credit facility are our principal sources of liquidity, which we use for operating expenses, debt payments, share repurchases and dividend payments, development of new restaurants, remodeling or relocating older restaurants and investment in technology.

We believe that our expected liquidity sources are adequate to fund debt service requirements, lease obligations, capital expenditures and working capital obligations during the 12 months following this filing and beyond. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow and our ability to manage costs and working capital successfully.

Capital Expenditures - We estimate that our capital expenditures will total approximately $240 million to $260 million in 2023. The amount of actual capital expenditures may be affected by general economic, financial, competitive, legislative and regulatory factors, among other things, including raw material constraints.

Material Cash Requirements - The following table presents current and long-term material cash requirements as of December 25, 2022:

				PAYMENTS DUE BY PERIOD						
(dollars in thousands)		TOTAL		LESS THAN 1 YEAR		1-3 YEARS		3-5 YEARS		MORE THAN 5 YEARS
Operating leases (1)	$	1,387,174	$	190,596	$	337,770	$	258,643	$	600,165
Long-term debt:										
Principal (2)		840,976		1,674		107,096		430,764		301,442
Interest (3)		198,232		48,035		91,535		38,803		19,859
Purchase obligations (4)		226,597		200,862		25,735		—		—
Other obligations (5)		39,210		7,409		7,276		1,738		22,787
Total	$	2,692,189	$	448,576	$	569,412	$	729,948	$	944,253

_____

(1)   Amounts represent undiscounted future minimum rental commitments under non-cancelable operating leases. Excludes $919.7 million related to operating lease renewal options that are reasonably certain of exercise.

(2)   Includes Senior Secured Credit Facility, 2029 Notes, 2025 Notes and finance lease obligations. Amounts are not reduced by unamortized debt issuance costs and finance lease interest totaling $7.7 million.

(3)   Projected future interest payments on long-term debt are based on interest rates in effect as of December 25, 2022.

(4)   Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We have purchase obligations with various vendors that consist primarily of inventory, kitchen equipment, technology, advertising and restaurant-level service contracts.

(5)   Includes other long-term liabilities, primarily consisting of deferred compensation obligations, deposits and other accrued obligations. Unrecognized tax benefits are excluded from this table since it is not possible to estimate when these future payments will occur.

Dividends and Share Repurchases - During 2022, we declared and paid quarterly cash dividends of $0.14 per share. We did not pay dividends during 2021 as a result of certain restrictions that were included within the Credit Agreement.

On February 7, 2023, our Board declared a quarterly cash dividend of $0.24 per share, payable on March 15, 2023. Future dividend payments are dependent on our earnings, financial condition, capital expenditure requirements, surplus and other factors that our Board considers relevant, as well as continued compliance with the financial covenants in our debt agreements.

Following is a summary of our share repurchase program as of December 25, 2022 (dollars in thousands):

SHARE REPURCHASE PROGRAM	BOARD APPROVAL DATE		AUTHORIZED		REPURCHASED		CANCELLED OR EXPIRED		REMAINING
2022 (1)	February 8, 2022	$	125,000	$	109,999	$	—	$	15,001

_____

(1)   Subsequent to December 25, 2022, we repurchased the remaining $15.0 million of our common stock authorized under the 2022 Share Repurchase Program under a Rule 10b5-1 plan.

On February 7, 2023, our Board approved a new $125.0 million authorization (the "2023 Share Repurchase Program"). The 2023 Share Repurchase Program will expire on August 7, 2024.

The following table presents our dividends and share repurchases for the periods indicated:

(dollars in thousands)	DIVIDENDS PAID	SHARE REPURCHASES	TOTAL
Fiscal year 2022	$ 49,736	$ 109,999	$ 159,735
Fiscal year 2021	—	—	—
Fiscal year 2020	17,480	—	17,480
Fiscal year 2019	35,734	106,992	142,726
Fiscal year 2018	33,312	113,967	147,279
Fiscal year 2017	30,988	272,736	303,724
Fiscal year 2016	31,379	309,887	341,266
Fiscal year 2015	29,332	169,999	199,331
Total	$ 227,961	$ 1,083,580	$ 1,311,541

Our ability to pay dividends and make share repurchases is dependent on our ability to obtain funds from our subsidiaries, continued compliance with the financial covenants in our debt agreements and the existence of surplus, as well as our earnings, financial condition, capital expenditure requirements and other factors that our Board deems relevant.

Summary of Cash Flows and Financial Condition

Cash Flows - The following table presents a summary of our cash flows provided by (used in) operating, investing and financing activities for the periods indicated:

(dollars in thousands)	FISCAL YEAR	
	2022	2021
Net cash provided by operating activities	$ 390,922	$ 402,455
Net cash used in investing activities	(201,138)	(104,745)
Net cash used in financing activities	(195,501)	(317,419)
Effect of exchange rate changes on cash and cash equivalents	1,395	(1,642)
Net decrease in cash, cash equivalents and restricted cash	$ (4,322)	$ (21,351)

Operating activities - The decrease in net cash provided by operating activities during 2022 as compared to 2021 was primarily due to increases and timing of operational payments net of receipts, partially offset by lapping cash paid in connection with the Carrabba's Italian Grill royalty termination during 2021.

Investing and financing activities - The increase in net cash used in investing activities and the decrease in net cash used in financing activities during 2022 as compared to 2021 was primarily due to repurposing a portion of excess cash flow away from debt paydown and utilizing the cash flow to increase capital expenditures.

Financial Condition - Following is a summary of our current assets, current liabilities and working capital (deficit) as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Current assets	$ 346,577	$ 352,792
Current liabilities	978,867	984,625
Working capital (deficit)	$ (632,290)	$ (631,833)

Working capital (deficit) includes: (i) Unearned revenue primarily from unredeemed gift cards of $394.2 million and $398.8 million as of December 25, 2022 and December 26, 2021, respectively, and (ii) current operating lease liabilities of $183.5 million and $177.0 million as of December 25, 2022 and December 26, 2021, respectively, with the corresponding operating right-of-use assets recorded as non-current on our Consolidated Balance Sheets. We have, and in the future may continue to have, negative working capital balances (as is common for many restaurant companies). We operate successfully with negative working capital because cash collected on restaurant sales is typically received before payment is due on our current liabilities, and our inventory turnover rates require relatively low investment in inventories. Additionally, ongoing cash flows from restaurant operations and gift card sales are typically used to service debt obligations and to make capital expenditures.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these accompanying consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider an accounting estimate to be critical if it requires assumptions to be made and changes in these assumptions could have a material impact on our consolidated financial condition or results of operations.

Impairment or Disposal of Long-Lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. For long-lived assets deployed at our restaurants, we review for impairment at the individual restaurant level.

When evaluating for impairment, the total future undiscounted cash flows expected to be generated by the assets are compared to the carrying amount. If the total future undiscounted cash flows expected to be generated by the assets are less than the carrying amount, this may be an indicator of impairment. An impairment loss is recognized in earnings when the asset's carrying value exceeds its estimated fair value. Fair value is generally estimated using a discounted cash flow model. The key estimates and assumptions used in this model are future cash flow estimates, with material changes generally driven by changes in expected use, and the discount rate. These estimates are subjective and our ability to realize future cash flows and asset fair values is affected by factors such as ongoing maintenance and improvement of the assets, changes in economic conditions and changes in our operating performance. Historically, the change in useful lives of our assets as a result of planned closures or the decision not to renew leases has been a key factor in the impairment we have recognized.

Goodwill and Indefinite-Lived Intangible Assets - Goodwill and indefinite-lived intangible assets are tested for impairment annually in the second fiscal quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

We may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. In considering the qualitative approach, we evaluate factors including, but not limited to, macroeconomic conditions, market and industry conditions, commodity cost fluctuations, competitive environment, share price performance, results of prior impairment tests, operational stability and the overall financial performance of the reporting units.

If the qualitative assessment is not performed or if we determine that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the fair value of the reporting unit is calculated. Fair value of a reporting unit is the price a willing buyer would pay for the reporting unit and is estimated by utilizing a weighted average of the income approach, using a discounted cash flow model, and, when appropriate, the market approach including the guideline public company method and guideline transaction method. The key estimates and assumptions used in these models are future cash flow estimates, which are heavily influenced by revenue growth rates, operating margins and capital expenditures. These estimates are subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions and discount rates, changes in our operating performance and changes in our business strategies. The fair value of the trade names is determined through a relief from royalty method.

The carrying value of the reporting unit or trade name is compared to its estimated fair value, with any excess of carrying value over fair value deemed to be an impairment.

The carrying value of goodwill as of December 25, 2022 was $273.0 million. We performed our annual impairment test in the second quarter of 2022 by utilizing the qualitative approach and determined that there were no events or circumstances to indicate that it was more likely than not that the fair value of any of our reporting units was less than their carrying values.

Sales declines at our restaurants, unplanned increases in commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in our judgments, assumptions and estimates could result in an impairment charge of a portion or all of our goodwill or other intangible assets.

Leases - We use judgment to determine the reasonably certain lease term, which in turn, impacts the applicable incremental borrowing rate ("IBR") used to calculate the initial lease liability for each portfolio of leases. Other assumptions used in determining our incremental borrowing rate include our implied credit rating and an estimate of secured borrowing rates based on comparable market data. We determined the present value of the lease liabilities by using a country specific IBR and applying a single rate to the respective portfolio of leases based on term, regardless of the underlying asset type.

The reasonably certain lease term used in the evaluation of new leases includes renewal option periods only in instances in which the exercise of the renewal option is reasonably certain because failure to exercise such an option would result in an economic penalty. Such an economic penalty would typically result from having to abandon a building or equipment with remaining economic value upon vacating a property.

We use our estimated IBR, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We give consideration to market data as well as publicly available data for instruments with similar characteristics when calculating our IBR.

At the inception of each lease, we evaluate the property and the lease to determine whether the lease is an operating lease or a financing lease. This lease accounting evaluation may require significant judgment in determining the fair value and useful life of the leased property and the appropriate reasonably certain lease term. These judgments may produce materially different amounts of rent expense in a given reporting period than would be reported if different assumed lease terms were used.

Insurance Reserves - We carry insurance programs with specific retention levels or high per-claim deductibles for a significant portion of expected losses under our workers' compensation, general or liquor liability, health, property and management liability insurance programs. For some programs, we maintain stop-loss coverage to limit the exposure relating to certain risks.

We record a liability for all unresolved and incurred but not reported claims at the anticipated cost that falls below our specified retention levels or per-claim deductible amounts. Our liability for insurance claims was $49.1 million and $53.5 million as of December 25, 2022 and December 26, 2021, respectively. In establishing our reserves, we consider certain actuarial assumptions and judgments regarding economic conditions, and the frequency and severity of claims. The establishment of the reserves utilizing such estimates and assumptions is in part based on the premise that historical claims experience is indicative of current or future expected activity, which could differ significantly. Reserves recorded for workers' compensation and general or liquor liability claims are discounted using the average of the one-year and five-year risk-free rate of monetary assets that have comparable maturities.

If actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 50 basis point change in the discount rate in our insurance claim liabilities as of December 25, 2022, would have affected net earnings by $0.6 million in 2022.

Income Taxes - Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the tax rates, based on certain judgments regarding enacted tax laws and published guidance, in effect in the years in which we expect those temporary differences to reverse. As of December 25, 2022, tax loss carryforwards and credit carryforwards that do not have a valuation allowance are expected to be recoverable within the applicable statutory expiration periods. We currently expect to utilize general business tax credit carryforwards within a 10-year period. However, our ability to utilize these tax credits could be adversely impacted by, among other items, a future "ownership change" as defined under Section 382 of the Internal Revenue Code. A valuation allowance is established against the deferred tax assets when it is more likely than not that some portion or all of the deferred taxes may not be realized. Changes in assumptions regarding our level and composition of earnings, tax laws or the deferred tax valuation allowance and the results of tax audits, may materially impact the effective income tax rate.

While we consider all of our tax positions to be fully supportable, our income tax returns, like those of most companies, are periodically audited by U.S. and foreign tax authorities. In determining taxable income, income or loss before taxes is adjusted for differences between local tax laws and generally accepted accounting principles. A tax benefit from an uncertain position is recognized only if it is more likely than not that the position is sustainable based on its technical merits. For uncertain tax positions that do not meet this threshold, we recognize a liability. The liability for unrecognized tax benefits requires significant management judgment regarding exposures about our various tax positions. These assumptions and probabilities are reviewed and updated based upon new information. An unfavorable tax settlement could require the use of cash and an increase in the amount of income tax expense we recognize. As of December 25, 2022, we had $17.9 million of unrecognized tax benefits, including accrued interest and penalties, that if recognized, would impact our effective income tax rate.

Recently Issued Financial Accounting Standards

For a description of recently issued Financial Accounting Standards that we adopted in 2022 and, that are applicable to us and likely to have material effect on our consolidated financial statements, but have not yet been adopted, see Note 2 - *Summary of Significant Accounting Policies* of the Notes to Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in commodity prices, labor inflation, interest rates and foreign currency exchange rates.

Commodity Pricing Risk

Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and wild fish, and we are subject to prevailing market conditions when purchasing those types of commodities. Other commodities are purchased based upon negotiated price ranges established with vendors with reference to the fluctuating market prices. The related agreements may contain contractual features that limit the price paid by establishing certain price floors and caps. As of December 25, 2022, approximately 60% of our estimated 2023 annual food purchases are covered by fixed contracts, most of which are scheduled to expire during 2023.

During 2021, commodity markets began experiencing elevated levels of inflation across all proteins given strong consumer demand and product shortages due to supply chain disruptions. In addition, higher input costs across labor, fuel, freight and packaging contributed to increases as well. During 2022, we experienced 14.6% commodity inflation and anticipate mid single digits commodity inflation for 2023. Extreme changes in commodity prices or long-term changes could affect our financial results adversely. We expect that in most cases increased commodity prices could be passed through to our customers through increases in menu prices. However, if there is a time lag between the increasing commodity prices and our ability to increase menu prices, or if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected. Additionally, from time to time, competitive circumstances could limit menu price flexibility, and in those cases, margins would be negatively impacted by increased commodity prices. Currently we do not use financial instruments to hedge our commodity risk.

In addition to the market risks identified above, we are subject to business risk as our U.S. beef supply is highly dependent upon a limited number of vendors. If these vendors were unable to fulfill their obligations under their contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies. See Note 22 - *Commitments and Contingencies* of the Notes to Consolidated Financial Statements for further details.

Labor Inflation

Our restaurant operations are subject to federal and state minimum wage and other laws governing such matters as working conditions, overtime and tip credits. A significant number of our restaurant team members are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage increase our labor costs. To the extent permitted by competition and the economy, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed through to our guests. During 2022, we experienced 7.8% labor cost inflation and anticipate mid single digits labor cost inflation during 2023.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates, which could affect our consolidated balance sheet, earnings and cash flows. We manage our exposure to market risk through regular operating and financing activities and by using a combination of fixed-rate and variable-rate debt. The amount of variable-rate debt fluctuates during the year based on our working capital requirements. As of December 25, 2022, our interest rate risk was primarily from variable interest rate changes on our revolving credit facility, which had an outstanding balance of $430.0 million.

We periodically evaluate financial instruments to hedge our exposure to variable interest rates. As of December 26, 2021, we had interest rate swaps with an aggregate notional amount of $125.0 million. These swaps matured in November 2022 and as of December 25, 2022, we had no financial instruments to hedge our interest rate exposure. See Note 17 - *Derivative Instruments and Hedging Activities* of the Notes to Consolidated Financial Statements for further information.

We utilize valuation models to estimate the effects of changing interest rates. As of December 25, 2022, a potential change from a hypothetical 150 basis point increase/decrease in short-term interest rates would increase or decrease our annual interest expense by $6.5 million.

Foreign Currency Exchange Rate Risk

We are subject to foreign currency exchange risk for our restaurants operating in foreign countries. Our exposure to foreign currency exchange risk is primarily related to fluctuations in the Brazilian Real relative to the U.S. dollar. Our operations in other markets consist of Company-owned restaurants on a smaller scale than Brazil. If foreign currency exchange rates depreciate in the countries in which we operate, we may experience declines in our operating results. Currently, we do not use financial instruments to hedge foreign currency exchange rate changes.

For 2022, 11.4% of our revenue was generated in foreign currencies. A 10% change in average foreign currency rates against the U.S. dollar would have increased or decreased our Total revenues and Net income for our foreign entities by $54.4 million and $3.6 million, respectively.

This market risk discussion contains forward-looking statements. Actual results may differ materially from the discussion based upon general market conditions and changes in U.S. and global financial markets.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL INFORMATION

BLOOMIN' BRANDS, INC.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 25, 2022 using the criteria described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ("COSO"). Based upon our evaluation, management concluded that our internal control over financial reporting was effective as of December 25, 2022.

The effectiveness of our internal control over financial reporting as of December 25, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

BLOOMIN' BRANDS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bloomin' Brands, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bloomin' Brands, Inc. and its subsidiaries (the "Company") as of December 25, 2022 and December 26, 2021, and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 25, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 25, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 25, 2022 and December 26, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for convertible instruments and contracts in an entity's own equity in 2021.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Insurance Reserves

As described in Notes 2 and 22 to the consolidated financial statements, the Company's consolidated discounted insurance reserves balance was $49.1 million as of December 25, 2022. The Company carries insurance programs with specific retention levels or high per-claim deductibles for a significant portion of expected losses under its workers' compensation, general or liquor liability, health, property and management liability insurance programs. The Company records a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost that falls below its specified retention levels or per-claim deductible amounts. In establishing reserves, management considers certain actuarial assumptions and judgments regarding economic conditions and the frequency and severity of claims. Reserves recorded for workers' compensation and general liability claims are discounted using the average of the one-year and five-year risk-free rate of monetary assets that have comparable maturities.

The principal considerations for our determination that performing procedures relating to the valuation of insurance reserves is a critical audit matter are (i) the significant judgment by management when developing the estimated reserves, which in turn led to (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the actuarial assumptions related to economic conditions and the frequency and severity of claims, and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of insurance reserves. These procedures also included, among others (i) evaluating management's process for developing the insurance reserves, (ii) evaluating the appropriateness of management's actuarial methods used, (iii) evaluating the reasonableness of the actuarial assumptions related to economic conditions and the frequency and severity of claims, and (iv) testing the completeness and accuracy of underlying

BLOOMIN' BRANDS, INC.

data used in the valuation. Evaluating the actuarial assumptions related to economic conditions and the frequency and severity of claims involved evaluating whether the assumptions were reasonable considering inflation and the environment, and whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management's actuarial methods used in determining the insurance reserves and evaluating the reasonableness of assumptions related to economic conditions.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
February 22, 2023

We have served as the Company's auditor since 1998.

BLOOMIN' BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	DECEMBER 25, 2022	DECEMBER 26, 2021
ASSETS		
Current assets		
Cash and cash equivalents	$ 84,735	$ 87,585
Restricted cash and cash equivalents	—	1,472
Inventories	78,124	79,112
Other current assets, net	183,718	184,623
Total current assets	346,577	352,792
Property, fixtures and equipment, net	914,142	842,012
Operating lease right-of-use assets	1,103,083	1,130,873
Goodwill	273,032	268,444
Intangible assets, net	448,326	453,412
Deferred income tax assets, net	153,118	168,068
Other assets, net	82,147	78,670
Total assets	$ 3,320,425	$ 3,294,271
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 183,715	$ 167,978
Accrued and other current liabilities	399,301	406,894
Unearned revenue	394,215	398,795
Current portion of long-term debt	1,636	10,958
Total current liabilities	978,867	984,625
Non-current operating lease liabilities	1,148,607	1,179,447
Long-term debt, net	831,656	782,107
Other long-term liabilities, net	87,386	125,242
Total liabilities	3,046,516	3,071,421
Commitments and contingencies (Note 22)		
Stockholders' equity		
Bloomin' Brands stockholders' equity		
Preferred stock, $0.01 par value, 25,000,000 shares authorized; no shares issued and outstanding as of December 25, 2022 and December 26, 2021	—	—
Common stock, $0.01 par value, 475,000,000 shares authorized; 87,696,200 and 89,252,823 shares issued and outstanding as of December 25, 2022 and December 26, 2021, respectively	877	893
Additional paid-in capital	1,161,912	1,119,728
Accumulated deficit	(706,109)	(698,171)
Accumulated other comprehensive loss	(185,311)	(205,989)
Total Bloomin' Brands stockholders' equity	271,369	216,461
Noncontrolling interests	2,540	6,389
Total stockholders' equity	273,909	222,850
Total liabilities and stockholders' equity	$ 3,320,425	$ 3,294,271

The accompanying notes are an integral part of these consolidated financial statements.

BLOOMIN' BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	FISCAL YEAR		
	2022	2021	2020
Revenues			
Restaurant sales	$ 4,352,695	$ 4,061,093	$ 3,144,636
Franchise and other revenues	63,813	61,292	25,925
Total revenues	4,416,508	4,122,385	3,170,561
Costs and expenses			
Food and beverage costs	1,383,632	1,229,689	982,702
Labor and other related	1,226,460	1,154,623	1,005,295
Other restaurant operating	1,065,662	1,006,371	846,566
Depreciation and amortization	169,617	163,391	180,261
General and administrative	234,752	245,616	254,356
Provision for impaired assets and restaurant closings	5,964	13,737	76,354
Total costs and expenses	4,086,087	3,813,427	3,345,534
Income (loss) from operations	330,421	308,958	(174,973)
Loss on extinguishment and modification of debt	(107,630)	(2,073)	(237)
Loss on fair value adjustment of derivatives, net	(17,685)	—	—
Other (expense) income, net	(23)	26	131
Interest expense, net	(53,176)	(57,614)	(64,442)
Income (loss) before provision (benefit) for income taxes	151,907	249,297	(239,521)
Provision (benefit) for income taxes	42,704	26,384	(80,726)
Net income (loss)	109,203	222,913	(158,795)
Less: net income (loss) attributable to noncontrolling interests	7,296	7,358	(80)
Net income (loss) attributable to Bloomin' Brands	101,907	215,555	(158,715)
Redemption of preferred stock in excess of carrying value	—	—	(3,496)
Net income (loss) attributable to common stockholders	$ 101,907	$ 215,555	$ (162,211)
Net income (loss)	$ 109,203	$ 222,913	$ (158,795)
Other comprehensive income (loss):			
Foreign currency translation adjustment	10,169	(6,597)	(37,516)
Unrealized gain (loss) on derivatives, net of tax	573	86	(14,741)
Reclassification of adjustments for loss on derivatives included in Net income (loss), net of tax	954	7,392	9,923
Impact of terminated interest rate swaps included in Net income (loss), net of tax	8,982	4,576	—
Comprehensive income (loss)	129,881	228,370	(201,129)
Less: comprehensive income (loss) attributable to noncontrolling interests	7,296	7,358	(744)
Comprehensive income (loss) attributable to Bloomin' Brands	$ 122,585	$ 221,012	$ (200,385)
Earnings (loss) per share attributable to common stockholders:			
Basic	$ 1.15	$ 2.42	$ (1.85)
Diluted	$ 1.03	$ 2.00	$ (1.85)
Weighted average common shares outstanding:			
Basic	88,846	88,981	87,468
Diluted	98,512	107,803	87,468
Cash dividends declared per common share	$ 0.56	$ —	$ 0.20

The accompanying notes are an integral part of these consolidated financial statements.

BLOOMIN' BRANDS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE DATA)

| | BLOOMIN' BRANDS | | | | | | |
| | COMMON STOCK | | ADDITIONAL PAID-IN CAPITAL | ACCUM-ULATED DEFICIT | ACCUMULATED OTHER COMPREHENSIVE LOSS | NON-CONTROLLING INTERESTS | TOTAL |
	SHARES	AMOUNT					
Balance, December 29, 2019	86,946	$ 869	$ 1,094,338	$ (755,089)	$ (169,776)	$ 7,139	$ 177,481
Cumulative-effect from a change in accounting principle, net of tax	—	—	—	(4,292)	—	—	(4,292)
Net loss	—	—	—	(158,715)	—	(80)	(158,795)
Other comprehensive loss, net of tax	—	—	—	—	(42,187)	(147)	(42,334)
Cash dividends declared, $0.20 per common share	—	—	(17,480)	—	—	—	(17,480)
Stock-based compensation	—	—	14,802	—	—	—	14,802
Consideration for preferred stock in excess of carrying value, net of tax	—	—	(3,496)	—	517	1,261	(1,718)
Common stock issued under stock plans (1)	910	10	(17)	—	—	—	(7)
Purchase of noncontrolling interests	—	—	(156)	—	—	96	(60)
Distributions to noncontrolling interests	—	—	—	—	—	(1,908)	(1,908)
Contributions from noncontrolling interests	—	—	—	—	—	451	451
Equity component value of convertible note issuance, net of tax of $650	—	—	64,367	—	—	—	64,367
Sale of common stock warrant	—	—	46,690	—	—	—	46,690
Purchase of convertible note hedge	—	—	(66,240)	—	—	—	(66,240)
Balance, December 27, 2020	87,856	$ 879	$ 1,132,808	$ (918,096)	$ (211,446)	$ 6,812	$ 10,957
Cumulative-effect from a change in accounting principle, net of tax	—	—	(47,323)	4,370	—	—	(42,953)
Net income	—	—	—	215,555	—	7,358	222,913
Other comprehensive income, net of tax	—	—	—	—	5,457	—	5,457
Stock-based compensation	—	—	24,405	—	—	—	24,405
Common stock issued under stock plans (1)	1,397	14	9,836	—	—	—	9,850
Purchase of noncontrolling interests	—	—	2	—	—	(5)	(3)
Distributions to noncontrolling interests	—	—	—	—	—	(9,123)	(9,123)
Contributions from noncontrolling interests	—	—	—	—	—	1,347	1,347
Balance, December 26, 2021	89,253	$ 893	$ 1,119,728	$ (698,171)	$ (205,989)	$ 6,389	$ 222,850

(CONTINUED...)

BLOOMIN' BRANDS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	BLOOMIN' BRANDS						
	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUM-ULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE LOSS	NON-CONTROLLING INTERESTS	TOTAL
	SHARES	AMOUNT					
Balance, December 26, 2021	89,253	$ 893	$ 1,119,728	$ (698,171)	$ (205,989)	$ 6,389	$ 222,850
Net income	—	—	—	101,907	—	7,296	109,203
Other comprehensive income, net of tax	—	—	—	100	20,678	—	20,778
Cash dividends declared, $0.56 per common share	—	—	(49,736)	—	—	—	(49,736)
Repurchase and retirement of common stock	(5,429)	(54)	—	(109,945)	—	—	(109,999)
Stock-based compensation	—	—	16,514	—	—	—	16,514
Common stock issued under stock plans (1)	1,559	15	12,940	—	—	—	12,955
Purchase of noncontrolling interests, net of tax of $489	—	—	(1,415)	—	—	(3,400)	(4,815)
Distributions to noncontrolling interests	—	—	—	—	—	(9,127)	(9,127)
Contributions from noncontrolling interests	—	—	—	—	—	1,382	1,382
Retirement of convertible senior note hedges	—	—	112,956	—	—	—	112,956
Retirement of warrants	—	—	(97,617)	—	—	—	(97,617)
Issuance of common stock from repurchase of convertible senior notes	2,313	23	48,542	—	—	—	48,565
Balance, December 25, 2022	87,696	$ 877	$ 1,161,912	$ (706,109)	$ (185,311)	$ 2,540	$ 273,909

_____

(1)   Net of forfeitures and shares withheld for employee taxes.

The accompanying notes are an integral part of these consolidated financial statements.

BLOOMIN' BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	FISCAL YEAR		
	2022	2021	2020
Cash flows provided by operating activities:			
Net income (loss)	$ 109,203	$ 222,913	$ (158,795)
Adjustments to reconcile Net income (loss) to cash provided by operating activities:			
Depreciation and amortization	169,617	163,391	180,261
Amortization of debt discounts and issuance costs	3,538	4,494	10,142
Amortization of deferred gift card sales commissions	24,091	26,012	20,927
Provision for impaired assets and restaurant closings	5,964	13,737	76,354
Non-cash interest expense from terminated interest rate swaps	12,215	6,160	—
Non-cash operating lease costs	83,254	78,272	74,436
(Benefit) provision for expected credit losses and contingent lease liabilities	(1,117)	946	7,225
Inventory obsolescence and spoilage	—	—	10,169
Stock-based and other non-cash compensation expense	16,514	24,405	14,802
Deferred income tax expense (benefit)	13,748	(3,346)	(88,256)
Loss on extinguishment and modification of debt	107,630	2,073	237
Loss on fair value adjustment of derivatives, net	17,685	—	—
Other, net	3,186	(1,879)	(3,932)
Change in assets and liabilities:			
Decrease (increase) in inventories	1,036	(18,210)	19,857
(Increase) decrease in other current assets	(40,370)	(58,397)	14,392
(Increase) decrease in other assets	(6,670)	(2,073)	3,688
Decrease in operating right-of-use assets, net	277	160	412
(Decrease) increase in accounts payable and accrued and other current liabilities	(40,679)	25,619	(61,638)
(Decrease) increase in unearned revenue	(4,638)	17,225	10,569
Decrease in operating lease liabilities	(82,540)	(90,387)	(50,626)
(Decrease) increase in other long-term liabilities	(1,022)	(8,660)	58,625
Net cash provided by operating activities	390,922	402,455	138,849
Cash flows used in investing activities:			
Proceeds from disposal of property, fixtures and equipment	1,634	9,322	2,178
Proceeds received from company-owned life insurance	16,092	9,270	9,695
Capital expenditures	(219,691)	(122,830)	(87,842)
Other investments, net	827	(507)	(670)
Net cash used in investing activities	$ (201,138)	$ (104,745)	$ (76,639)

(CONTINUED...)

BLOOMIN' BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	FISCAL YEAR		
	2022	2021	2020
Cash flows used in financing activities:			
Proceeds from issuance of long-term debt	$ —	$ 200,000	$ —
Repayments of long-term debt and finance lease obligations	(196,447)	(431,166)	(26,326)
Proceeds from borrowings on revolving credit facilities	1,239,500	470,000	505,000
Repayments of borrowings on revolving credit facilities	(889,500)	(837,000)	(657,000)
Financing fees	(1,205)	(5,868)	(3,096)
Proceeds from issuance of senior notes	—	300,000	—
Issuance costs related to senior notes	—	(5,546)	(8,416)
Proceeds from issuance of convertible senior notes	—	—	230,000
Repurchase of convertible senior notes	(196,919)	—	—
Purchase of convertible note hedge	—	—	(66,240)
Proceeds from retirement of convertible senior note hedges	131,869	—	—
Proceeds from issuance of warrants	—	—	46,690
Payments for retirement of warrants	(114,825)	—	—
Proceeds (payments of taxes) from share-based compensation, net	12,955	9,850	(7)
Distributions to noncontrolling interests	(9,127)	(9,123)	(1,908)
Contributions from noncontrolling interests	1,382	1,347	451
Purchase of noncontrolling interests	(5,004)	(3)	(60)
Payments for partner equity plan	(9,292)	(9,910)	(16,906)
Repurchase of common stock	(109,152)	—	—
Cash dividends paid on common stock	(49,736)	—	(17,480)
Redemption of subsidiary preferred stock	—	—	(1,475)
Net cash used in financing activities	(195,501)	(317,419)	(16,773)
Effect of exchange rate changes on cash and cash equivalents	1,395	(1,642)	(2,174)
Net (decrease) increase in cash, cash equivalents and restricted cash	(4,322)	(21,351)	43,263
Cash, cash equivalents and restricted cash as of the beginning of the period	89,057	110,408	67,145
Cash, cash equivalents and restricted cash as of the end of the period	$ 84,735	$ 89,057	$ 110,408
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 39,126	$ 47,036	$ 52,630
Cash paid for income taxes, net of refunds	$ 35,450	$ 36,336	$ 8,415
Supplemental disclosures of non-cash investing and financing activities:			
Leased assets obtained in exchange for new operating lease liabilities	$ 54,271	$ 43,363	$ 19,451
Leased assets obtained in exchange for new finance lease liabilities	$ 4,066	$ 1,238	$ 1,367
Increase in liabilities from the acquisition of property, fixtures and equipment	$ 12,762	$ 2,344	$ 1,152

The accompanying notes are an integral part of these consolidated financial statements.

1.   Description of the Business

Bloomin' Brands, Inc. ("Bloomin' Brands" or the "Company"), a holding company that conducts its operations through its subsidiaries, is one of the largest casual dining restaurant companies in the world, with a portfolio of leading, differentiated restaurant concepts. OSI Restaurant Partners, LLC ("OSI") is the Company's primary operating entity.

The Company owns and operates casual, upscale casual and fine dining restaurants. The Company's restaurant portfolio has four concepts: Outback Steakhouse, Carrabba's Italian Grill, Bonefish Grill and Fleming's Prime Steakhouse & Wine Bar. Additional Outback Steakhouse, Carrabba's Italian Grill and Bonefish Grill restaurants in which the Company has no direct investment are operated under franchise agreements.

2.   Summary of Significant Accounting Policies

Basis of Presentation - The Company's consolidated financial statements include the accounts and operations of Bloomin' Brands and its subsidiaries.

To ensure timely reporting, the Company consolidates the results of its Brazil operations on a one-month calendar lag. There were no intervening events that would materially affect the Company's consolidated financial position, results of operations or cash flows as of and for the year ended December 25, 2022.

COVID-19 Pandemic **-** As a result of the COVID-19 pandemic ("COVID-19"), traffic was significantly reduced in the Company's restaurants which negatively impacted its operating results during 2020. See Note 3 - *COVID-19* for details regarding certain charges resulting from the COVID-19 pandemic.

During 2021, the recovery of in-restaurant dining continued while the Company retained a significant portion of the incremental off-premises volume it achieved during 2020. Internationally, COVID-19-related capacity constraints continued in 2021 during periods of increased case counts and new variants until the middle of 2022 when in-restaurant dining was operating without COVID-19-related capacity constraints.

Principles of Consolidation - All intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates variable interest entities where it has been determined that the Company is the primary beneficiary of those entities' operations. The Company is a franchisor of 321 full-service restaurants and off-premises kitchens as of December 25, 2022, but does not possess any ownership interests in its franchisees and does not provide material direct financial support to its franchisees. These franchise relationships are not deemed variable interest entities and are not consolidated.

Investments in entities the Company does not control, but where the Company's interest is between 20% and 50% and the Company has the ability to exercise significant influence over the entity, are accounted for under the equity method.

Fiscal Year - The Company utilizes a 52-53-week year ending on the last Sunday in December. In a 52-week fiscal year, each quarterly period is comprised of 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. All periods presented consisted of 52 weeks.

Use of Estimates - The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Cash and Cash Equivalents - Cash equivalents consist of investments that are readily convertible to cash with an original maturity date of three months or less. Cash and cash equivalents include $41.5 million and $41.3 million, as of December 25, 2022 and December 26, 2021, respectively, for amounts in transit from credit card companies since settlement is reasonably assured.

Restricted Cash - From time to time, the Company may have short-term restricted cash balances consisting of amounts pledged for settlement of deferred compensation plan obligations.

Concentrations of Credit and Counterparty Risk - Financial instruments that potentially subject the Company to a concentration of credit risk and credit losses are through credit card and trade receivables consisting primarily of amounts due for gift card, vendor, franchise and other receivables. Gift card, vendor and other receivables consist primarily of amounts due from gift card resellers and vendor rebates. The Company considers the concentration of credit risk for gift card, vendor and other receivables to be minimal due to the payment histories and general financial condition of its gift card resellers and vendors. Amounts due from franchisees consist of initial franchise fees, royalty income and advertising fees. See Note 8 - *Other Current Assets, Net* for disclosure of trade receivables by category as of December 25, 2022 and December 26, 2021.

Financial instruments that potentially subject the Company to concentrations of counterparty risk are cash and cash equivalents, restricted cash and derivatives. The Company attempts to limit its counterparty risk by investing in certificates of deposit, money market funds, noninterest-bearing accounts and other highly rated investments. Whenever possible, the Company selects investment grade counterparties and rated money market funds in order to mitigate its counterparty risk. At times, cash balances may be in excess of FDIC insurance limits. See Note 17 - *Derivative Instruments and Hedging Activities* for a discussion of the Company's use of derivative instruments and management of credit risk inherent in derivative instruments.

Allowance for Expected Credit Losses - The Company evaluates the collectability of credit card and trade receivables based on historical loss experience by risk pool and records periodic adjustments for factors such as deterioration of economic conditions, specific customer circumstances and changes in the aging of accounts receivable balances. Losses are charged off in the period in which they are determined to be uncollectible. See Note 20 - *Allowance for Expected Credit Losses* for a discussion of the Company's allowance for expected credit losses.

In instances where there is no established loss history, S&P speculative-grade default rates are utilized as an estimated expected credit loss rate.

The Company assigned its interest, and is contingently liable, under certain real estate leases, primarily related to divested restaurant properties. Contingent lease liabilities related to these guarantees are calculated based on management's estimate of exposure to losses which includes historical analysis of credit losses, including known instances of default, and existing economic conditions. See Note 22 - *Commitments and Contingencies* for a discussion of the Company's contingent lease liabilities.

Fair Value - Fair value is the price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date. Fair value is categorized into one of the following three levels based on the lowest level of significant input:

Level 1	Unadjusted quoted market prices in active markets for identical assets or liabilities
Level 2	Observable inputs available at measurement date other than quoted prices included in Level 1
Level 3	Unobservable inputs that cannot be corroborated by observable market data

Inventories - Inventories consist of food and beverages and are stated at the lower of cost (first-in, first-out) or net realizable value.

Property, Fixtures and Equipment - Property, fixtures and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful life of the assets. Estimated useful lives by major asset category are generally as follows:

Buildings (1)	5 to 30 years
Furniture and fixtures	5 to 7 years
Equipment	2 to 7 years
Computer equipment and software	2 to 7 years

_____

(1)   Includes improvements to leased properties which are depreciated over the shorter of their useful life or the reasonably certain lease term, including renewal periods that are reasonably certain.

Repair and maintenance costs that maintain the appearance and functionality of the restaurant, but do not extend the useful life of any restaurant asset are expensed as incurred. The Company suspends depreciation and amortization for assets held for sale. The cost and related accumulated depreciation of assets sold or disposed of are removed from the Company's Consolidated Balance Sheets, and any resulting gain or loss is generally recognized in Other restaurant operating expense in its Consolidated Statements of Operations and Comprehensive Income (Loss).

The Company capitalizes direct and indirect internal costs associated with the acquisition, development, design and construction of Company-owned restaurant locations as these costs have a future benefit to the Company. Upon restaurant opening, these costs are depreciated and charged to Depreciation and amortization expense over the reasonably certain lease term. Internal costs of $4.1 million, $3.7 million and $2.7 million were capitalized during 2022, 2021 and 2020, respectively.

For 2022 and 2021, computer equipment and software costs of $9.2 million and $3.4 million, respectively, were capitalized. As of December 25, 2022 and December 26, 2021, there was $10.1 million and $6.4 million, respectively, of unamortized computer equipment and software included in Property, fixtures and equipment, net on the Company's Consolidated Balance Sheets.

Goodwill and Intangible Assets - Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is assigned to the reporting unit in which the acquired business will operate. The Company's indefinite-lived intangible assets consist of trade names and are recorded at fair value as of the date of acquisition. Goodwill and indefinite-lived intangible assets are tested for impairment annually, as of the first day of the second fiscal quarter, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company may elect to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If the qualitative assessment is not performed or if the Company determines that it is not more likely than not that the fair value of the reporting unit exceeds the carrying value, the fair value of the reporting unit is calculated. The carrying value of the reporting unit is compared to its calculated fair value, with any excess of carrying value over fair value deemed to be an impairment.

Definite-lived intangible assets, which consist primarily of trademarks and reacquired franchise rights, are recorded at fair value as of the date of acquisition, amortized over their estimated useful lives and tested for impairment, using the relief from royalty method, whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Derivatives - The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. If the derivative qualifies for hedge accounting treatment, any gain or loss on the derivative instrument is recognized in equity as a change to Accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

The Company may enter into derivative contracts that are intended to economically hedge certain of its risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements, foreign currency exchange rate movements, changes in energy prices and other identified risks. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. The Company has elected not to offset derivative positions in the balance sheet with the same counterparty under the same agreement.

Deferred Debt Issuance Costs - For its revolving credit facility, the Company records deferred debt issuance costs related to the issuance of debt obligations in Other assets, net on its Consolidated Balance Sheets. For fees associated with all other debt obligations, the Company records deferred debt issuance costs as a reduction of Long-term debt, net.

The Company amortizes deferred debt issuance costs to interest expense over the term of the respective financing arrangement, primarily using the effective interest method. The Company amortized deferred debt issuance costs of $3.5 million, $4.5 million and $3.9 million to Interest expense, net for 2022, 2021 and 2020, respectively.

Liquor Licenses - The fees from obtaining non-transferable liquor licenses directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets and included in Other assets, net on the Company's Consolidated Balance Sheets.

Insurance Reserves - The Company carries insurance programs with specific retention levels or high per-claim deductibles for a significant portion of expected losses under its workers' compensation, general or liquor liability, health, property and management liability insurance programs. The Company records a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost that falls below its specified retention levels or per-claim deductible amounts. In establishing reserves, the Company considers actuarial assumptions and judgments regarding economic conditions, and the frequency and severity of claims. Reserves recorded for workers' compensation and general liability claims are discounted using the average of the one-year and five-year risk-free rate of monetary assets that have comparable maturities.

Share Repurchase - The par value of the repurchased shares is deducted from common stock and the excess of the purchase price over the par value of the shares is recorded to Accumulated deficit. All shares of common stock acquired through share repurchase programs are retired and restored to authorized but unissued shares of common stock.

Revenue Recognition - The Company records food and beverage revenues, net of discounts and taxes, upon delivery to the customer. Franchise-related revenues are included in Franchise and other revenues in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). Royalties, which are generally a percentage of net sales of the franchisee, are recognized as revenue in the period in which the sales are reported to have occurred provided collectability is reasonably assured.

Proceeds from the sale of gift cards, which do not have expiration dates, are recorded as deferred revenue and recognized as revenue upon redemption by the customer. The Company applies the portfolio approach practical expedient to account for gift card contracts and performance obligations. Gift card breakage, the amount of gift cards which will not be redeemed, is recognized using estimates based on historical redemption patterns. If actual redemptions vary from assumptions used to estimate breakage, gift card breakage income may differ from the amount recorded. The Company periodically updates its estimates used for breakage. Breakage revenue is recorded as a component of Restaurant sales in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). Approximately 84% of deferred gift card revenue is expected to be recognized within 12 months of inception.

Gift card sales commissions paid to third-party providers are capitalized and subsequently amortized to Other restaurant operating expense based on historical gift card redemption patterns. See Note 4 - *Revenue Recognition* for rollforwards of deferred gift card sales commissions and unearned gift card revenue.

Advertising fees charged to franchisees are recognized in Franchise and other revenues in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) provided collectability is reasonably assured. Initial franchise and renewal fees are recognized over the term of the franchise agreement and renewal period, respectively. The weighted average remaining term of franchise agreements and renewal periods was approximately 12 years as of December 25, 2022.

The Company maintains a customer loyalty program, Dine Rewards, in the U.S., where customers earn a reward after attaining qualified spend amounts. The Company's estimate of the value of the reward is recorded as deferred revenue. Each reward must be redeemed within specified time limits of earning such reward. The revenue associated with the fair value of the reward is recognized upon the earlier of redemption or expiration of the reward. The Company applies the practical expedient to exclude disclosures regarding loyalty program remaining performance obligations, which have original expected durations of less than one year.

The Company collects and remits sales, food and beverage, alcoholic beverage and hospitality taxes on transactions with customers and reports revenue net of taxes in its Consolidated Statements of Operations and Comprehensive Income (Loss).

Leases - The Company's determination of whether an arrangement contains a lease is based on an evaluation of whether the arrangement conveys the right to use and control specific property or equipment. The Company leases restaurant and office facilities and certain equipment under operating leases primarily having initial terms between one and 20 years. Restaurant facility leases generally have renewal periods totaling five to 30 years, exercisable at the option of the Company. Contingent rentals represent payment of variable lease obligations based on a percentage of gross revenues, as defined by the terms of the applicable lease agreement for certain restaurant facility leases. The Company also has certain leases, which reset periodically based on a specified index. Such leases are recorded using the index that existed at lease commencement. Subsequent changes in the index are recorded as variable rental payments. Variable rental payments are expensed as incurred in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) and future variable rent obligations are not included within the lease liabilities on the Consolidated Balance Sheets. The depreciable life of lease assets and leasehold improvements are limited by the expected lease term. None of the Company's leases contain any material residual value guarantees or restrictive covenants.

The Company accounts for U.S. fixed lease and non-lease components of a restaurant facility lease as a single lease component. Additionally, for certain equipment leases, the Company applies a portfolio approach to account for the lease assets and liabilities. Leases with an initial term of 12 months or less are not recorded on its Consolidated Balance Sheets and are recognized on a straight-line basis over the lease term within Other restaurant operating expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease and may include rent holidays, is recorded on a straight-line basis over the initial lease term and those renewal periods that are reasonably certain. Operating lease rent expense for open Company-owned restaurants is recorded in Other restaurant operating expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). Payments received from landlords as incentives for leasehold improvements are recorded as a reduction of the right-of-use asset and amortized on a straight-line basis over the term of the lease as a reduction of rent expense.

In April 2020, the FASB issued a question-and-answer document focused on the application of lease accounting guidance to lease concessions provided as a result of COVID-19 (the "Lease Modification Q&A"). The Lease Modification Q&A provides entities with the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease when the total cash flows resulting from the modified lease are substantially similar to the cash flows in the original lease. The Company elected this practical expedient for COVID-19-related rent concessions, primarily rent deferrals or rent abatements, and elected not to remeasure the related lease liability and right-of-use asset for those leases. Rent deferrals are accrued with no impact to straight-line rent expense. Rent abatements are recognized as a reduction of variable rent expense in the month they occur. This election will continue while these concessions are in effect.

Pre-Opening Expenses - Non-capital expenditures associated with opening new restaurants are expensed as incurred and are included in Other restaurant operating expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Consideration Received from Vendors - The Company receives consideration for a variety of vendor-sponsored programs, such as volume rebates, promotions and advertising allowances. Advertising allowances are intended to offset the Company's costs of promoting and selling menu items in its restaurants. Vendor consideration is recorded as a reduction of Food and beverage costs or Other restaurant operating expense when recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Impairment of Long-Lived Assets and Costs Associated with Exit Activities - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. For long-lived assets deployed at its restaurants, the Company reviews for impairment at the individual restaurant level. When evaluating for impairment, the total future undiscounted cash flows expected to be generated by the asset are compared to the carrying amount. If the total future undiscounted cash flows of the asset are less than its carrying amount, recoverability is measured by comparing the fair value of the assets to the carrying amount. An impairment loss is recognized in earnings when the asset's carrying value exceeds its estimated fair value. Fair value is generally estimated using a discounted cash flow model.

Restaurant closure costs, including lease termination fees, are expensed as incurred. When the Company ceases using the property rights under a non-cancelable operating lease, it records a liability for the net present value of any remaining non-rent lease-related obligations, less the estimated subtenant cost recovery that can reasonably be obtained for the property. Any subsequent adjustment to that liability as a result of lease termination or changes in estimates of cost recovery is recorded in the period incurred. The associated expense is recorded in Provision for impaired assets and restaurant closings in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Restaurant sites and certain other assets to be sold are included in assets held for sale when certain criteria are met, including the requirement that the likelihood of selling the assets within one year is probable.

Advertising Costs - Advertising production costs are expensed in the period when the advertising first occurs. All other advertising costs are expensed in the period in which the costs are incurred. Advertising expense of $94.0 million, $59.7 million and $67.3 million for 2022, 2021 and 2020, respectively, was recorded in Other restaurant operating expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Legal Costs - Settlement costs are accrued when they are deemed probable and reasonably estimable. Legal fees are recognized as incurred and are reported in General and administrative expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Research and Development Expenses ("R&D") - R&D is expensed as incurred in General and administrative expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). R&D primarily consists of payroll and benefit costs. R&D was $2.7 million, $2.6 million and $2.4 million for 2022, 2021 and 2020, respectively.

Partner Compensation - In addition to base salary, Market Vice Presidents, Area Operating Partners, Restaurant Managing Partners and Chef Partners generally receive performance-based bonuses for providing management and supervisory services to their restaurants, certain of which may be based on a percentage of their restaurants' monthly operating results or cash flows and/or total controllable income ("Monthly Payments").

Certain Restaurant Managing Partners and Chef Partners in the U.S. ("U.S. Partners") may also participate in deferred compensation programs and other performance-based compensation programs. The Company may invest in corporate-owned life insurance policies, which are held within an irrevocable grantor or "rabbi" trust account for settlement of certain of the Company's obligations under the deferred compensation plans.

Many of the Company's international Restaurant Managing Partners are given the option to purchase participation interests in the cash distributions of the restaurants they manage. The amount, terms and availability vary by country.

The Company estimates future bonuses and deferred compensation obligations to U.S. Partners and Area Operating Partners, using current and historical information on restaurant performance and records the long-term portion of partner obligations in Other long-term liabilities, net on its Consolidated Balance Sheets. Monthly Payments and deferred compensation expenses for U.S. Partners are included in Labor and other related expenses and Monthly Payments and bonus expense for Area Operating Partners are included in General and administrative expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Stock-based Compensation - Stock-based compensation awards are measured at fair value at the date of grant and expensed over their vesting or service periods. Stock-based compensation expense is recognized only for those awards expected to vest. The expense, net of forfeitures, is recognized using the straight-line method. Forfeitures of share-based compensation awards are recognized as they occur.

Beginning in 2021, performance-based share units ("PSUs") issued by the Company include a relative total shareholder return ("Relative TSR") modifier to the final payout outcome, which can adjust the payout percentage based on the achieved performance metric. The Relative TSR is measured by comparing the Company's Relative TSR to that of the constituents of the S&P 1500 Restaurants index.

Basic and Diluted Earnings (Loss) per Share - The Company computes basic earnings (loss) per share based on the weighted average number of common shares that were outstanding during the period. Except where the result would be antidilutive, diluted earnings per share includes the dilutive effect of common stock equivalents, consisting of stock options, restricted stock units, performance-based share units and warrants, measured using the treasury stock method, and the Company's convertible senior notes, measured using the if-converted method. PSUs are considered dilutive when the related performance criterion has been met.

The Company has provided the trustee of the Company's convertible senior notes due 2025 (the "2025 Notes") notice of its irrevocable election under the 2025 Notes indenture to settle the principal portion of the 2025 Notes upon conversion in cash and any excess in shares. As a result, only the amounts in excess of the principal amount, if applicable, are considered in diluted earnings per share.

Foreign Currency Translation and Transactions - For non-U.S. operations, the functional currency is the local currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date with the translation adjustments recorded in Accumulated other comprehensive loss in the Company's Consolidated Statements of Changes in Stockholders' Equity. Results of operations are translated using the average exchange rates for the reporting period. Foreign currency exchange transaction losses are recorded in General and administrative expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Income Taxes - Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in the tax rate is recognized in income in the period that includes the enactment date of the rate change. A valuation allowance may reduce deferred income tax assets to the amount that is more likely than not to be realized.

The Company records a tax benefit for an uncertain tax position using the highest cumulative tax benefit that is more likely than not to be realized. The Company adjusts its liability for unrecognized tax benefits in the period in which it determines the issue is effectively settled, the statute of limitations expires or when more information becomes available. Liabilities for unrecognized tax benefits, including penalties and interest, are recorded in Accrued and other current liabilities and Other long-term liabilities, net on the Company's Consolidated Balance Sheets.

Recently Adopted Financial Accounting Standards - During the thirteen weeks ended December 25, 2022, the Company adopted Accounting Standards Update ("ASU") No. 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance", which requires financial statement footnote disclosure regarding government assistance accounted for by applying a grant or contribution accounting model by analogy. See Note 3 - *COVID-19* for information regarding COVID-19-related government assistance.

On December 28, 2020, the Company adopted ASU No. 2020-06, "Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity," ("ASU No. 2020-06") which removes the separation models for convertible debt with a cash conversion feature or convertible instruments with a beneficial conversion feature. ASU No. 2020-06 also requires the application of the if-converted method for calculating the diluted earnings per share impact of the 2025 Notes. The Company adopted ASU No. 2020-06 using the modified retrospective approach which resulted in a cumulative-effect adjustment that increased (decreased) the following Consolidated Balance Sheet accounts during the first quarter of 2021:

ADJUSTMENT	CONSOLIDATED BALANCE SHEET CLASSIFICATION	AMOUNT (in millions)	
Deferred tax impact of cumulative-effect adjustment	Deferred income tax assets, net	$	14.9
Debt discount reclassification	Long-term debt, net	$	59.9
Equity issuance costs reclassification	Long-term debt, net	$	(2.1)
Debt discount amortization reclassification, net of tax	Accumulated deficit	$	4.4
Reversal of separated equity component, net of tax	Additional paid-in capital	$	(47.3)

After adopting ASU No. 2020-06, the 2025 Notes are reflected entirely as a liability since the embedded conversion feature is no longer separately presented within stockholders' equity.

Recent accounting guidance not discussed herein is not applicable, did not have, or is not expected to have a material impact to the Company.

Reclassifications - The Company reclassified certain items in the accompanying consolidated financial statements for prior periods to be comparable with the classification for the current period, including, but not limited to, presentation of certain items within the condensed consolidated statements of cash flows and certain notes to the consolidated financial statements. These reclassifications had no effect on previously reported net income.

3.   COVID-19

COVID-19 Charges - Following is a summary of the charges recorded in connection with the COVID-19 pandemic for the period indicated (dollars in thousands):

CHARGES	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) CLASSIFICATION	FISCAL YEAR 2020
Inventory obsolescence and spoilage	Food and beverage costs	$ 10,450
Compensation for idle employees (1)	Labor and other related	29,993
Other operating charges	Other restaurant operating	3,219
Lease guarantee contingent liabilities (2)	General and administrative	4,188
Allowance for expected credit losses (3)	General and administrative	3,334
Other charges	General and administrative	2,719
Right-of-use asset impairment (4)	Provision for impaired assets and restaurant closings	32,992
Fixed asset impairment (4)	Provision for impaired assets and restaurant closings	34,423
Goodwill and other impairment (5)	Provision for impaired assets and restaurant closings	3,190
		$ 124,508

(1)   Represents relief pay for U.S. hourly employees impacted by the closure of dining rooms, net of employee retention tax credits earned. See *COVID-19 Government Assistance* below for further discussion regarding employee retention credits earned.
(2)   Represents additional contingent liabilities recorded for lease guarantees related to certain former restaurant locations now operated by franchisees or other third parties.
(3)   Includes additional reserves to reflect an increase in expected credit losses, primarily related to franchise receivables.
(4)   Includes impairments resulting from the remeasurement of assets utilizing projected future cash flows revised for then-current economic conditions, restructuring charges, the closure of certain restaurants and in connection with the Out West Resolution Agreement. See Note 5 - *Impairments and Exit Costs* and Note 4 - *Revenue Recognition*, for details regarding COVID-19 Restructuring costs and the Out West Resolution Agreement, respectively.
(5)   Includes impairment of goodwill for the Company's Hong Kong subsidiary. See Note 10 - *Goodwill and Intangible Assets, Net* for details regarding impairment of goodwill.

COVID-19 Government Assistance - During 2020, the Company recorded $19.6 million of COVID-19-related government assistance primarily in connection with the Employee Retention Credit ("ERC") provided under the Coronavirus, Aid, Relief and Economic Security ("CARES") Act, substantially all of which was recorded in Labor and other related expenses in its Consolidated Statements of Operations and Comprehensive Income (Loss). The Company filed ERC claims for relief pay paid to employees impacted by government mandated dining room closures or capacity restrictions and quarantine pay. The Company also received subsidies from the Hong Kong government primarily provided to help offset the cost of retaining employees. During 2022 and 2021, the Company recognized immaterial government assistance in connection with payments received for these programs.

As there was no authoritative guidance under U.S. GAAP on accounting for government assistance provided to for-profit business entities, the Company accounted for government assistance by analogy to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance. The Company recognized assistance under each program when it met the program terms for assistance and receipt of assistance was reasonably assured. Government assistance is generally recorded as a deduction to the related expenses or losses that the grants are intended to compensate.

During the periods presented, the Company did not receive any Paycheck Protection Program loans, a program under the CARES Act providing loans to assist entities with paying their payroll and other costs.

4.   Revenue Recognition

The following table includes the categories of revenue included in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Revenues			
Restaurant sales	$ 4,352,695	$ 4,061,093	$ 3,144,636
Franchise and other revenues			
Franchise revenues	49,687	45,520	21,195
Other revenues (1)	14,126	15,772	4,730
Total Franchise and other revenues	63,813	61,292	25,925
Total revenues	$ 4,416,508	$ 4,122,385	$ 3,170,561

_____

(1)   For 2021, includes a $3.1 million benefit from the recognition of recoverable Program of Social Integration ("PIS") and Contribution for the Financing of Social Security ("COFINS") taxes within other revenues in connection with favorable court rulings in Brazil regarding the calculation methodology and taxable base. The amount recognized primarily represents refundable PIS and COFINS taxes for prior years, including accrued interest.

The following table includes the disaggregation of Restaurant sales and franchise revenues, by restaurant concept and major international market for the periods indicated:

	FISCAL YEAR					
	2022		2021		2020	
(dollars in thousands)	RESTAURANT SALES	FRANCHISE REVENUES	RESTAURANT SALES	FRANCHISE REVENUES	RESTAURANT SALES	FRANCHISE REVENUES
U.S.						
Outback Steakhouse	$ 2,240,432	$ 31,418	$ 2,175,909	$ 29,725	$ 1,760,071	$ 9,898
Carrabba's Italian Grill	676,467	2,938	653,231	2,439	497,212	1,309
Bonefish Grill	559,583	662	544,068	641	396,193	346
Fleming's Prime Steakhouse & Wine Bar	374,388	—	332,607	—	209,564	—
Other	12,146	49	9,033	9	6,507	—
U.S. total	3,863,016	35,067	3,714,848	32,814	2,869,547	11,553
International						
Outback Steakhouse - Brazil	405,866	—	258,997	—	206,280	—
Other (1)	83,813	14,620	87,248	12,706	68,809	9,642
International total	489,679	14,620	346,245	12,706	275,089	9,642
Total	$ 4,352,695	$ 49,687	$ 4,061,093	$ 45,520	$ 3,144,636	$ 21,195

_____

(1)   Includes Restaurant sales for the Company-owned Outback Steakhouse restaurants outside of Brazil and Abbraccio restaurants in Brazil. Franchise revenues primarily include revenues from franchised Outback Steakhouse restaurants.

The following table includes a detail of assets and liabilities from contracts with customers included on the Company's Consolidated Balance Sheets as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Other current assets, net		
Deferred gift card sales commissions	$ 17,755	$ 17,793
Unearned revenue		
Deferred gift card revenue	$ 386,495	$ 387,945
Deferred loyalty revenue	5,628	9,386
Deferred franchise fees - current	460	443
Other	1,632	1,021
Total Unearned revenue	$ 394,215	$ 398,795
Other long-term liabilities, net		
Deferred franchise fees - non-current	$ 4,126	$ 4,280

The following table is a rollforward of deferred gift card sales commissions for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Balance, beginning of the period	$ 17,793	$ 19,300	$ 18,554
Deferred gift card sales commissions amortization	(24,091)	(26,012)	(20,927)
Deferred gift card sales commissions capitalization	26,743	26,625	22,923
Other	(2,690)	(2,120)	(1,250)
Balance, end of the period	$ 17,755	$ 17,793	$ 19,300

The following table is a rollforward of unearned gift card revenue for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Balance, beginning of the period	$ 387,945	$ 373,048	$ 358,757
Gift card sales	326,603	330,841	306,016
Gift card redemptions	(310,017)	(298,397)	(277,675)
Gift card breakage	(18,036)	(17,547)	(14,050)
Balance, end of the period	$ 386,495	$ 387,945	$ 373,048

Franchisee Deferred Payment Agreement - On December 27, 2020, the Company entered into an agreement (the "Resolution Agreement") with Cerca Trova Southwest Restaurant Group, LLC (d/b/a Out West Restaurant Group) and certain of its affiliates (collectively, "Out West"), who currently franchises 79 Outback Steakhouse restaurants in the western United States, primarily in California. The Resolution Agreement ends on December 31, 2023 or upon the earlier occurrence of certain specified events, including the sale of all or substantially all of the assets or equity of Out West, bankruptcy or a liquidation event ("Qualifying Event") (the "Forbearance Period"). Prior to the Resolution Agreement, Out West was in default of its franchise agreements for nonpayment of certain amounts due, and simultaneously in default of its credit agreement with its lenders primarily due to the significant impact of the COVID-19 pandemic. Under the terms of the Resolution Agreement, the Company agreed to:

- not call upon any previous default under the existing franchise agreements during the Forbearance Period;
- reduce future advertising fees to 2.25% of gross sales during the Forbearance Period;
- permanently waive unpaid royalty and advertising fees for the period of February 24, 2020 to July 26, 2020;
- allow for closure of four restaurants and certain sublease modifications (the "Property Concessions");
- allow for closure of up to ten additional restaurants during the first 12 months of the Resolution Agreement, without imposition of any penalties or accelerated royalties;
- defer all non-waived past due royalties and advertising fees through November 22, 2020, and for certain permitted restaurant closings in connection with the Property Concessions, defer accelerated rent and royalties that otherwise would have been due under the terms and conditions of the respective franchise agreements and leases or subleases (the "Initial Deferred Balance"); and
- defer all past due rents through December 27, 2020 on subleased properties totaling $3.6 million until April 2021 when the balance will be repaid over an 18-month period.

In connection with the Property Concessions, the Company recognized $4.7 million of lease right-of-use asset impairment during the thirteen weeks ended December 27, 2020, within the U.S. segment.

Out West also entered into a Forbearance Agreement and Second Amendment to Credit and Guaranty Agreement ("Forbearance Agreement") with its lenders that, in conjunction with the Resolution Agreement, provides, among other things, for a pre-determined calculation of available monthly cash ("Available Cash") that Out West may use to settle its obligations due to the Company and its lenders. Available Cash is calculated net of operating expenses, including local marketing expenditures required under the Resolution Agreement. Under the Resolution Agreement, if Out West is unable to satisfy monthly royalty or advertising fees with Available Cash, such amounts will automatically increase the Initial Deferred Balance.

At the time of the Resolution Agreement, no amounts previously waived or reflected in the Initial Deferred Balance had been recorded as a receivable or revenue, with the exception of a $3.1 million receivable balance that had been previously fully reserved. Collections of the Initial Deferred Balance, and any future amounts due under the Resolution Agreement or the Company's franchise agreements after November 22, 2020, will be recognized if collectability is reasonably assured which is typically upon receipt of cash. Since the execution of the Resolution Agreement, all current royalties and obligated amounts were collected, with the exception of $3.0 million of royalties during the thirteen weeks ended December 25, 2022 which were in excess of Out West's calculation of Available Cash under the Forbearance Agreement. The Company recorded an allowance for expected credit losses against a portion of these uncollected amounts during the thirteen weeks ended December 25, 2022. See Note 20 - *Allowance for Expected Credit Losses* for additional details.

The entire deferred balance will become collectible upon any Qualifying Event. If the Qualifying Event is the sale of all or substantially all of the assets or equity of Out West, the sale proceeds will be applied, between the Company and Out West's lenders, in accordance with the payment priority established in the Resolution Agreement and Forbearance Agreement; if the sales proceeds are insufficient to satisfy the deferred balance due to the Company, then the Company agreed to permanently waive any remaining deferred balance due to the Company.

5.   Impairments and Exit Costs

The components of Provision for impaired assets and restaurant closings are as follows for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Impairment losses			
U.S. (1)	$ 3,942	$ 11,945	$ 65,129
International (1)(2)	1,537	1,186	3,468
Corporate (3)	7	270	6,226
Total impairment losses	5,486	13,401	74,823
Restaurant closure charges (benefits)			
U.S. (1)	478	422	1,358
International (1)	—	(86)	173
Total restaurant closure charges	478	336	1,531
Provision for impaired assets and restaurant closings	$ 5,964	$ 13,737	$ 76,354

_____

(1)   U.S. and international impairment and closure charges during 2020 primarily relate to the COVID-19 pandemic, including charges related to the COVID-19 Restructuring discussed below and the Out West Resolution Agreement. See Note 3 - *COVID-19* for details regarding the impact of the COVID-19 pandemic on the Company's financial results.

(2)   Includes goodwill impairment charges of $2.0 million during 2020. See Note 10 - *Goodwill and Intangible Assets, Net* for details regarding impairment of goodwill.

(3)   Corporate impairment charges during 2020 primarily relate to transformational initiatives.

COVID-19 Restructuring - During 2020, the Company recognized pre-tax asset impairments and closure charges in connection with the closure of 22 U.S. restaurants and from the update of certain cash flow assumptions, including lease renewal considerations (the "COVID-19 Restructuring"). Following is a summary of the COVID-19 Restructuring charges recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the period indicated (dollars in thousands):

DESCRIPTION	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) CLASSIFICATION	FISCAL YEAR 2020
Property, fixtures and equipment impairments	Provision for impaired assets and restaurant closings	$ 18,766
Lease right-of-use asset impairments and closure charges	Provision for impaired assets and restaurant closings	5,003
Severance and other expenses	General and administrative	1,097
		$ 24,866

The remaining impairment and closure charges during the periods presented resulted primarily from locations identified for closure or relocation.

Accrued Facility Closure and Other Costs Rollforward - The following table is a rollforward of the Company's closed facility lease liabilities and other accrued costs associated with the closure and restructuring initiatives for the period indicated:

	FISCAL YEAR
(dollars in thousands)	**2022**
Balance, beginning of the period	$ 8,485
Cash payments	(3,296)
Accretion	558
Adjustments	(271)
Balance, end of the period (1)	$ 5,476

_____

(1)   As of December 25, 2022, the Company had exit-related accruals related to certain closure and restructuring initiatives of $1.3 million recorded in Accrued and other current liabilities and $4.2 million recorded in Non-current operating lease liabilities on its Consolidated Balance Sheet.

6.   Earnings (Loss) Per Share

The dilutive effect of the 2025 Notes is calculated using the if-converted method. To the extent the Company has the ability to settle its 2025 Notes in shares of its common stock, the principal and conversion spread on the 2025 Notes will have a dilutive impact on diluted earnings per share when the average market price of the Company's common stock for a given period exceeds the conversion price, which was initially $11.89 per share of common stock. In February 2021, the Company provided the trustee of its 2025 Notes notice of the Company's irrevocable election to settle the principal portion of the 2025 Notes in cash and any excess in shares. As a result, subsequent to the election, only the amounts in excess of the principal amount are considered in diluted earnings per share under the if-converted method.

In connection with the offering of the 2025 Notes, the Company entered into the Convertible Note Hedge Transactions and Warrant Transactions described in Note 14 - *Convertible Senior Notes.* However, the Convertible Note Hedge Transactions are not considered when calculating dilutive shares given their anti-dilutive impact as an offset to dilution of shares underlying the 2025 Notes. The Warrant Transactions have a dilutive effect on the Company's common stock to the extent the price of its common stock exceeds the strike price of the Warrant Transactions, which was initially $16.64. See Note 14 - *Convertible Senior Notes* for additional information regarding the 2025 Notes, Convertible Note Hedge Transactions and Warrant Transactions.

The following table presents the computation of basic and diluted earnings (loss) per share attributable to common stockholders for the periods indicated:

	FISCAL YEAR		
(in thousands, except per share data)	2022	2021	2020
Net income (loss) attributable to Bloomin' Brands	$ 101,907	$ 215,555	$ (158,715)
Redemption of preferred stock in excess of carrying value (1)	—	—	(3,496)
Net income (loss) attributable to common stockholders	101,907	215,555	(162,211)
Convertible senior notes if-converted method interest adjustment, net of tax (2)	—	345	—
Diluted net income (loss) attributable to common stockholders	$ 101,907	$ 215,900	$ (162,211)
Basic weighted average common shares outstanding	88,846	88,981	87,468
Effect of dilutive securities:			
Stock options	261	779	—
Nonvested restricted stock units	182	355	—
Nonvested performance-based share units	180	61	—
Convertible senior notes (2)(3)	6,089	11,377	—
Warrants (3)	2,954	6,250	—
Diluted weighted average common shares outstanding	98,512	107,803	87,468
Basic earnings (loss) per share attributable to common stockholders	$ 1.15	$ 2.42	$ (1.85)
Diluted earnings (loss) per share attributable to common stockholders	$ 1.03	$ 2.00	$ (1.85)

_____

(1)   Consideration paid in excess of carrying value for the redemption of its Abbraccio preferred stock is considered a deemed dividend and, for purposes of calculating earnings (loss) per share, reduces net income attributable to common stockholders. See Note 16 - *Stockholders' Equity* for additional details.

(2)   Adjustment for interest related to the 2025 Notes weighted for the portion of the period prior to the Company's election under the 2025 Notes indenture to settle the principal portion of the 2025 Notes in cash. Effective with the Company's election, there will be no further numerator adjustments for interest or denominator adjustments for shares required to settle the principal portion.

(3)   During 2022, the Company repurchased $125.0 million of the 2025 Notes and retired the corresponding portion of the related warrants. See Note 14 - *Convertible Senior Notes* for additional details. Due to the Company's net loss during 2020, dilutive excess shares, if applicable, and warrants were excluded from the computation of diluted loss per share as their effect would be antidilutive.

Share-based compensation-related weighted average securities outstanding not included in the computation of net earnings (loss) per share attributable to common stockholders because their effect was antidilutive were as follows for the periods indicated:

	FISCAL YEAR		
(shares in thousands)	2022	2021	2020
Stock options	1,849	751	5,155
Nonvested restricted stock units	192	128	682
Nonvested performance-based share units	461	377	514

7.   Stock-based and Deferred Compensation Plans

Stock-based Compensation Plans

The Company recognized stock-based compensation expense as follows for the periods indicated:

(dollars in thousands)	FISCAL YEAR		
	2022	2021	2020
Performance-based share units (1)	$ 8,176	$ 13,821	$ 2,414
Restricted stock units	7,687	8,184	8,559
Stock options	503	2,286	3,743
	$ 16,366	$ 24,291	$ 14,716

(1)   For 2022, includes a cumulative life-to-date adjustment to decrease expense for PSUs granted in fiscal year 2020 based on Company performance against criteria set forth in the award agreements. For 2021, includes a cumulative life-to-date adjustment to increase expense for PSUs granted in fiscal years 2019, 2020 and 2021 based on Company performance against criteria set forth in the award agreements.

Performance-based Share Units - The number of PSUs that vest is determined for each year based on the achievement of certain performance criteria as set forth in the award agreement and may range from zero to 200% of the annual target grant. The PSUs are settled in shares of common stock, with holders receiving one share of common stock for each performance-based share unit that vests. Compensation expense for PSUs is recognized over the vesting period when it is probable the performance criteria will be achieved.

The following table presents a summary of the Company's PSU activity:

(in thousands, except per unit data)	PERFORMANCE-BASED SHARE UNITS	WEIGHTED AVERAGE GRANT DATE FAIR VALUE PER UNIT	AGGREGATE INTRINSIC VALUE (1)
Outstanding as of December 26, 2021	759	$ 23.11	$ 15,896
Granted	313	$ 26.10	
Performance Adjustment (2)	169	$ 19.69	
Vested	(338)	$ 19.69	
Forfeited	(29)	$ 23.30	
Outstanding as of December 25, 2022	874	$ 24.83	$ 18,323
Expected to vest as of December 25, 2022	1,275		$ 26,715

(1)   Based on the $20.95 and $20.96 share price of the Company's common stock on December 23, 2021 and 2022, the last trading day of 2022 and 2021, respectively.
(2)   Represents adjustment to 200% payout for PSUs granted during 2019.

Prior to 2021, the fair value of PSUs was based on the closing price of the Company's common stock on the grant date. During 2022 and 2021, the Company granted PSUs subject to final payout modification by a Relative TSR modifier. This Relative TSR modifier can adjust the final payout outcome by 75%, 100% or 125% of the achieved performance metric, with the overall payout capped at 200% of the annual target grant. These PSUs have a three-year cliff vesting period and their fair value was estimated using the Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that the market conditions will be achieved and is applied to the closing price of the Company's common stock on the date of the grant.

Assumptions used in the Monte Carlo simulation model and the grant date fair value of PSUs granted were as follows for the periods indicated:

	FISCAL YEAR	
	2022	2021
Assumptions:		
Risk-free interest rate (1)	1.64 %	0.20 %
Dividend yield (2)	2.31 %	— %
Volatility (3)	49.11 %	48.45 %

(1) Risk-free interest rate is the U.S. Treasury yield curve in effect as of the grant date for the performance period of the unit.
(2) Dividend yield is the level of dividends expected to be paid on the Company's common stock over the expected term.
(3) Based on the historical volatility of the Company's stock over the last seven years.

The following represents PSU compensation information for the periods indicated:

	FISCAL YEAR		
(dollars in thousands, except grant date fair value data)	2022	2021	2020
Weighted average grant date fair value for PSUs granted (1)	$ 26.10	$ 29.73	$ 19.96
Intrinsic value for PSUs vested	$ 7,626	$ 3,768	$ 6,550
Fair value of PSUs vested	$ 6,646	$ 3,401	$ 4,809
Tax benefits for PSU compensation expense	$ 348	$ 134	$ 1,570
Unrecognized PSU expense	$ 11,955		
Remaining weighted average vesting period (2)	1.2 years		

(1) Represents a premium above the per share value of the Company's common stock for the Relative TSR modifier as of the grant date of 7.9% and 14.3% for grants during 2022 and 2021, respectively.
(2) PSUs typically vest after three years.

Restricted Stock Units ("RSUs") - RSUs generally vest over a period of three years in an equal number of shares each year. Following is a summary of the Company's RSU activity:

(in thousands, except per unit data)	RESTRICTED STOCK UNITS	WEIGHTED AVERAGE GRANT DATE FAIR VALUE PER UNIT	AGGREGATE INTRINSIC VALUE (1)
Outstanding as of December 26, 2021	730	$ 21.16	$ 15,298
Granted	364	$ 21.59	
Vested	(396)	$ 20.27	
Forfeited	(41)	$ 24.69	
Outstanding as of December 25, 2022 (2)	657	$ 21.72	$ 13,776

(1) Based on the $20.95 and $20.96 share price of the Company's common stock on December 23, 2021 and 2022, the last trading day of 2022 and 2021, respectively.
(2) All RSUs outstanding as of December 25, 2022 are expected to vest.

The following represents RSU compensation information for the periods indicated:

	FISCAL YEAR		
(dollars in thousands, except grant date fair value data)	2022	2021	2020
Weighted average grant date fair value for RSUs granted (1)	$ 21.59	$ 25.93	$ 16.66
Intrinsic value of RSUs vested	$ 9,070	$ 13,482	$ 8,183
Fair value of RSUs vested	$ 8,025	$ 9,434	$ 8,973
Tax benefits for RSU compensation expense	$ 1,113	$ 1,592	$ 1,614
Unrecognized RSU expense	$ 8,389		
Remaining weighted average vesting period	1.8 years		

_____

(1)   The weighted average dividend yield was 2.43% and 2.11% for 2022 and 2020, respectively. There were no dividends in 2021.

Stock Options - Stock options generally vest and become exercisable over a period of four years in an equal number of shares each year. Stock options have an exercisable life of no more than ten years from the date of grant. The Company settles stock option exercises with authorized but unissued shares of the Company's common stock.

The following table presents a summary of the Company's stock option activity:

(in thousands, except exercise price and contractual life data)	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Outstanding as of December 26, 2021	4,276	$ 20.42	4.7	$ 7,304
Exercised	(1,044)	$ 17.15		
Forfeited or expired	(44)	$ 24.89		
Outstanding as of December 25, 2022 (1)	3,188	$ 21.43	4.0	$ 3,337
Exercisable as of December 25, 2022	3,149	$ 21.46	4.0	$ 3,244

_____

(1)   No stock options were granted during 2022.

The following represents stock option compensation information for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Intrinsic value of options exercised	$ 6,367	$ 8,419	$ 2,201
Cash received from option exercises, net of tax withholding	$ 17,888	$ 14,951	$ 4,609
Fair value of stock options vested	$ 7,645	$ 19,246	$ 16,468
Tax benefits for stock option compensation expense	$ 1,495	$ 1,942	$ 535

As of December 25, 2022, the maximum number of shares of common stock available for issuance for equity instruments pursuant to the 2020 Omnibus Incentive Compensation Plan was 7,935,988.

Deferred Compensation Plans

U.S. Partner Deferred Compensations Plans - Certain U.S. Partners may participate in deferred compensation programs that are subject to the rules of Section 409A of the Internal Revenue Code. The Company may invest in corporate-owned life insurance policies, which are held within an irrevocable grantor or rabbi trust account for settlement of certain of the obligations under the deferred compensation plans. The deferred compensation obligation due to U.S. Partners under these plans was $3.5 million and $15.5 million as of December 25, 2022 and

December 26, 2021, respectively. The rabbi trust is funded through the Company's voluntary contributions and was fully funded as of December 25, 2022.

401(k) Plan - The Company has a qualified defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company incurred contribution costs of $5.6 million, $6.1 million and $5.5 million for the 401(k) Plan for 2022, 2021 and 2020, respectively.

Highly Compensated Employee Plan - The Company provides a deferred compensation plan for its highly compensated employees who are not eligible to participate in the 401(k) Plan. The deferred compensation plan allows these employees to contribute a percentage of their base salary and cash bonus on a pre-tax basis. The deferred compensation plan is unsecured and funded through the Company's voluntary contributions.

8.   Other Current Assets, Net

Other current assets, net, consisted of the following as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Prepaid expenses	$ 29,343	$ 21,194
Accounts receivable - gift cards, net (1)	85,606	91,248
Accounts receivable - vendors, net (1)	25,385	11,793
Accounts receivable - franchisees, net (1)	2,550	1,701
Accounts receivable - other, net (1)	18,408	18,353
Deferred gift card sales commissions	17,755	17,793
Company-owned life insurance (2)	—	17,244
Other current assets, net	4,671	5,297
	$ 183,718	$ 184,623

(1)   See Note 20 - *Allowance for Expected Credit Losses* for a rollforward of the related allowance for expected credit losses.
(2)   During 2022, the Company withdrew the current portion of its Company-owned life insurance policies to pay deferred compensation obligations.

9.   Property, Fixtures and Equipment, Net

Property, fixtures and equipment, net, consisted of the following as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Land	$ 37,596	$ 38,417
Buildings	1,223,403	1,167,811
Furniture and fixtures	489,895	460,768
Equipment	739,136	641,715
Construction in progress	41,723	47,822
Less: accumulated depreciation	(1,617,611)	(1,514,521)
	$ 914,142	$ 842,012

Depreciation and repair and maintenance expense are as follows for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Depreciation expense	$ 163,445	$ 157,386	$ 173,342
Repair and maintenance expense	$ 116,318	$ 104,209	$ 88,829

10.   Goodwill and Intangible Assets, Net

Goodwill - The following table is a rollforward of goodwill for the periods indicated:

(dollars in thousands)	U.S.	INTERNATIONAL	CONSOLIDATED
Balance as of December 27, 2020	$ 170,657	$ 100,507	$ 271,164
Translation adjustments	—	(2,720)	(2,720)
Balance as of December 26, 2021	170,657	97,787	268,444
Translation adjustments	—	4,588	4,588
Balance as of December 25, 2022	$ 170,657	$ 102,375	$ 273,032

The following table is a summary of the Company's gross goodwill balances and accumulated impairments as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021		DECEMBER 27, 2020	
	GROSS CARRYING AMOUNT	ACCUMULATED IMPAIRMENTS	GROSS CARRYING AMOUNT	ACCUMULATED IMPAIRMENTS	GROSS CARRYING AMOUNT	ACCUMULATED IMPAIRMENTS
U.S.	$ 838,827	$ (668,170)	$ 838,827	$ (668,170)	$ 838,827	$ (668,170)
International	222,258	(119,883)	217,670	(119,883)	220,390	(119,883)
Total goodwill	$ 1,061,085	$ (788,053)	$ 1,056,497	$ (788,053)	$ 1,059,217	$ (788,053)

The COVID-19 outbreak was considered a triggering event during the first quarter of 2020, indicating that the carrying amount of goodwill may not be recoverable. As a result, the Company performed a quantitative assessment for its four U.S. and three international reporting units to determine whether a reporting unit was impaired. Based on this assessment, which utilized a discounted cash flow analysis, the Company recorded full impairment of goodwill related to its Hong Kong reporting unit of $2.0 million within the international segment during the first quarter of 2020. Impairment was not recorded for any of the Company's other reporting units as a result of the quantitative assessment.

The Company performs its annual assessment for impairment of goodwill and other indefinite-lived intangible assets each year during the second quarter. The Company's 2022 and 2021 assessments utilized a qualitative approach. As a result of these assessments, the Company did not record any goodwill asset impairment charges during 2022 or 2021. Since the Company performed a quantitative assessment on the last day of the first quarter of 2020, as described above, the Company utilized the same assumptions and analysis in performing a quantitative annual assessment in its second quarter and concluded that no additional impairment was required.

Intangible Assets, net - Intangible assets, net, consisted of the following as of the periods indicated:

(dollars in thousands)	WEIGHTED AVERAGE REMAINING AMORTIZATION PERIOD (in years)	DECEMBER 25, 2022			DECEMBER 26, 2021		
		GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET CARRYING VALUE	GROSS CARRYING VALUE	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Trade names	Indefinite	$ 414,716		$ 414,716	$ 414,716		$ 414,716
Trademarks	6	81,952	$ (59,675)	22,277	81,951	$ (55,736)	26,215
Reacquired franchise rights	8	34,602	(23,269)	11,333	31,944	(19,463)	12,481
Total intangible assets	7	$ 531,270	$ (82,944)	$ 448,326	$ 528,611	$ (75,199)	$ 453,412

The Company did not record any indefinite-lived intangible asset impairment charges during the periods presented.

Definite-lived intangible assets are amortized on a straight-line basis. The following table presents the aggregate expense related to the amortization of the Company's trademarks and reacquired franchise rights for the periods indicated:

(dollars in thousands)	FISCAL YEAR		
	2022	2021	2020
Amortization expense	$ 6,172	$ 6,005	$ 6,919

The following table presents expected annual amortization of intangible assets as of December 25, 2022:

(dollars in thousands)	
2023	$ 5,891
2024	$ 5,752
2025	$ 5,408
2026	$ 5,293
2027	$ 3,554

11.   Other Assets, Net

Other assets, net, consisted of the following as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Company-owned life insurance	$ 27,789	$ 30,970
Deferred debt issuance costs (1)	5,505	5,861
Liquor licenses	23,454	23,266
Other assets	25,399	18,573
	$ 82,147	$ 78,670

(1)   Net of accumulated amortization of $10.1 million and $8.5 million as of December 25, 2022 and December 26, 2021, respectively.

12.   Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Accrued rent and current operating lease liabilities	$ 187,136	$ 181,636
Accrued payroll and other compensation (1)	84,075	105,095
Accrued insurance	20,932	22,017
Other current liabilities	107,158	98,146
	$ 399,301	$ 406,894

(1)   During 2022, accrued payroll and other compensation decreased primarily due to payment of deferred compensation obligations and a decrease in incentive compensation.

13.   Long-term Debt, Net

Following is a summary of outstanding long-term debt as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021	
	OUTSTANDING BALANCE	INTEREST RATE	OUTSTANDING BALANCE	INTEREST RATE
Senior Secured Credit Facility:				
Term loan A (1)	$ —		$ 195,000	1.60 %
Revolving credit facility (2)	430,000	5.79 %	80,000	3.75 %
Total Senior Secured Credit Facility	430,000		275,000	
2025 Notes (3)	105,000	5.00 %	230,000	5.00 %
2029 Notes	300,000	5.13 %	300,000	5.13 %
Finance lease liabilities	5,976		2,376	
Less: unamortized debt discount and issuance costs (4)	(6,493)		(14,157)	
Less: finance lease interest	(1,191)		(154)	
Total debt, net	833,292		793,065	
Less: current portion of long-term debt	(1,636)		(10,958)	
Long-term debt, net	$ 831,656		$ 782,107	

_____

(1)   Interest rate represents the weighted average interest rate.

(2)   Interest rate represents the weighted average interest rate as of December 25, 2022 and the base rate option elected in anticipation of impending repayment as of December 26, 2021. Subsequent to December 25, 2022, the Company repaid $80.0 million on its revolving credit facility.

(3)   During 2022, the Company repurchased $125.0 million of the 2025 Notes. See Note 14 - *Convertible Senior Notes* for details regarding the 2025 Notes and related hedge and warrant transactions.

(4)   In connection with the Amended Credit Agreement and the partial repurchase of the 2025 Notes, $5.7 million of debt issuance costs were written off during 2022. See Note 14 - *Convertible Senior Notes* for details regarding the partial repurchase of the 2025 Notes.

Bloomin' Brands, Inc. is a holding company and conducts its operations through its subsidiaries, certain of which have incurred indebtedness as described below.

Credit Agreement - On April 16, 2021, the Company and OSI, as co-borrowers, entered into the Second Amended and Restated Credit Agreement (the "Credit Agreement"), which provides for senior secured financing of up to $1.0 billion consisting of a $200.0 million Term loan A and an $800.0 million revolving credit facility (the "Senior Secured Credit Facility"). The Senior Secured Credit Facility matures on April 16, 2026 and replaced the Company's prior senior secured financing of up to $1.5 billion (the "Former Credit Facility").

On April 26, 2022, the Company and OSI entered into the First Amendment to the Second Amended and Restated Credit Agreement and Incremental Amendment (the "Amended Credit Agreement"), which included an increase of the Company's existing revolving credit facility from $800.0 million to $1.0 billion and a transition from the London Inter-Bank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR") as the benchmark rate for purposes of calculating interest under the Senior Secured Credit Facility. At closing, an incremental $192.5 million was drawn on the revolving credit facility to fully repay the outstanding balance of Term loan A. The total indebtedness of the Company remained unchanged as a result of the Amended Credit Agreement.

Under the Amended Credit Agreement, the Company may elect an interest rate at each reset period based on the Base Rate or Adjusted Term SOFR, plus an applicable spread. The Base Rate option is the highest of: (i) the prime rate of Wells Fargo Bank, National Association, (ii) the federal funds effective rate plus 0.5 of 1.0% or (iii) the Adjusted Term SOFR with a one-month interest period plus 1.0% (the "Base Rate"). The Adjusted Term SOFR option is the 30, 90 or 180-day SOFR, plus a term SOFR adjustment of 0.10%, subject to a 0% floor (the "Adjusted Term SOFR"). The interest rate spreads are as follows:

	BASE RATE ELECTION	ADJUSTED TERM SOFR ELECTION
Revolving credit facility	50 to 150 basis points over the Base Rate	150 to 250 basis points over the Adjusted Term SOFR

The transition to SOFR did not materially impact the interest rate applied to the Company's borrowings. No other material changes were made to the terms of the Company's Credit Agreement as a result of the Amended Credit Agreement.

Fees on letters of credit and daily unused availability under the revolving credit facility are 150 to 250 basis points and 25 to 40 basis points, respectively.

The commitments under the Senior Secured Credit Facility may be increased in an aggregate principal amount of up to: (i) $225.0 million or (ii) at the Company's option, up to an unlimited amount of incremental facilities, so long as the Consolidated Senior Secured Net Leverage Ratio, as defined in the Amended Credit Agreement, is no more than 3.00 to 1.00 as of the last day of the most recent period of four consecutive fiscal quarters ended.

The Amended Credit Agreement limits, subject to certain exceptions, the Company's ability and the ability of its subsidiaries to incur additional indebtedness; make significant payments; sell assets; pay dividends and other restricted payments; make certain investments; acquire certain assets; effect mergers and similar transactions; and effect certain other transactions with affiliates.

Total Net Leverage Ratio ("TNLR") is the ratio of Consolidated Total Debt (Current portion of long-term debt and Long-term debt, net of cash, excluding the 2025 Notes) to Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization and certain other adjustments as defined in the Amended Credit Agreement). The Amended Credit Agreement requires a TNLR not to exceed 4.50 to 1.00.

As of December 25, 2022 and December 26, 2021, the Company was in compliance with its debt covenants.

2029 Notes - On April 16, 2021, the Company and its wholly-owned subsidiary OSI, as co-issuers, issued $300.0 million aggregate principal amount of senior unsecured notes due 2029 (the "2029 Notes").

The 2029 Notes were issued pursuant to an Indenture, dated April 16, 2021 (the "Indenture"), by and among the Company, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee. The 2029 Notes are guaranteed by each of the Company's existing and future domestic restricted subsidiaries (other than OSI) that are guarantors or borrowers under its Senior Secured Credit Facility or certain other indebtedness. The 2029 Notes mature on April 15, 2029, unless earlier redeemed or purchased by the Company. The 2029 Notes bear cash interest at an annual rate of 5.125% payable semi-annually in arrears on April 15 and October 15 of each year.

The Company may redeem some or all of the 2029 Notes at any time on or after April 15, 2024, at the redemption prices set forth in the Indenture, plus accrued and unpaid interest. The Company may also redeem up to 40% of the 2029 Notes in an amount not greater than the proceeds of certain equity offerings completed before April 15, 2024, at a redemption price equal to 105.125% of the principal amount thereof, plus accrued and unpaid interest. In addition, at any time prior to April 15, 2024, the Company may redeem some or all of the 2029 Notes at a price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest.

The Indenture contains restrictive covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional indebtedness or issue certain preferred stock; pay dividends, redeem stock or make other distributions; make certain investments; create restrictions on the ability of the Company's restricted subsidiaries to pay dividends or make other payments to the Company; create certain liens; transfer or sell certain assets; merge or consolidate; enter into certain transactions with the Company's affiliates; and designate subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of exceptions and qualifications as set forth in the Indenture.

The Indenture contains customary events of default, including, without limitation, failure to make required payments, failure to comply with certain agreements or covenants, cross-acceleration to certain other indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, and failure to pay certain judgments.

The net proceeds from the 2029 Notes offering were approximately $294.5 million, after deducting the initial purchaser's discount and the Company's offering expenses. The net proceeds were used to repay a portion of the Company's outstanding Term loan A and revolving credit facility in conjunction with the refinancing of its Former Credit Facility.

Maturities - Following is a summary of principal payments of the Company's total consolidated debt outstanding as of the period indicated:

(dollars in thousands)	DECEMBER 25, 2022
2023	$ 1,674
2024	1,275
2025	105,821
2026	430,426
2027	338
Thereafter	301,442
Total payments	840,976
Less: unamortized debt discount and issuance costs	(6,493)
Less: finance lease interest	(1,191)
Total principal payments	$ 833,292

14.   Convertible Senior Notes

2025 Notes - In May 2020, the Company completed a $230.0 million principal amount private offering of 5.00% convertible senior unsecured notes due in 2025. The 2025 Notes are governed by the terms of an indenture between the Company and Wells Fargo Bank, National Association, as the Trustee. The 2025 Notes mature on May 1, 2025, unless earlier converted, redeemed or purchased by the Company. The 2025 Notes bear cash interest at an annual rate of 5.00%, payable semi-annually in arrears on May 1 and November 1 of each year. Net proceeds from the 2025 Notes offering were approximately $221.6 million, after deducting the initial purchaser's discounts and commissions and the Company's offering expenses.

The initial conversion rate applicable to the 2025 Notes was 84.122 shares of common stock per $1,000 principal amount of 2025 Notes, or a total of approximately 19.348 million shares for the total $230.0 million principal amount. This initial conversion rate was equivalent to an initial conversion price of approximately $11.89 per share. The conversion rate is subject to adjustment upon the occurrence of certain specified events.

Prior to the close of business on the business day immediately preceding November 1, 2024, holders may convert all or a portion of their 2025 Notes under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on June 30, 2020, if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (ii) during the five consecutive business days immediately after any five consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Company's common stock and the conversion rate on each such trading day; (iii) upon the occurrence of specified corporate events or distributions on the Company's common stock; (iv) if the Company calls the 2025 Notes for redemption and (v) at any time from, and including November 1, 2024 until the close of business on the second scheduled trading day immediately before the maturity date.

The 2025 Notes will be redeemable by the Company, in whole or in part, at the Company's option at any time, and from time to time, on or after May 1, 2023 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the 2025 Notes to be redeemed, plus accrued and unpaid interest, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price on: (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any of the 2025 Notes for redemption will constitute a make-whole fundamental change with respect to that note, in which case the conversion rate applicable to the conversion of the 2025 Notes will be increased in certain circumstances if it is converted after it is called for redemption.

If a fundamental change occurs prior to the maturity date, holders may require the Company to repurchase all or a portion of their 2025 Notes for cash at a price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest. Holders of 2025 Notes who convert their 2025 Notes in connection with a notice of redemption or a make-whole fundamental change may be entitled to a premium in the form of an increase in the conversion rate of the 2025 Notes.

Based on the daily closing prices of the Company's stock during the quarter ended December 25, 2022, holders of the 2025 Notes are eligible to convert their 2025 Notes during the first quarter of 2023. The Company has provided the trustee of the 2025 Notes notice of its irrevocable election under the 2025 Notes indenture to settle the principal portion of the 2025 Notes upon conversion in cash and any excess in shares.

On May 25, 2022, the Company entered into exchange agreements (the "Exchange Agreements") with certain holders (the "Noteholders") of the 2025 Notes. The Noteholders agreed to exchange $125.0 million in aggregate principal amount of the Company's outstanding 2025 Notes for $196.9 million in cash, plus accrued interest, and approximately 2.3 million shares of the Company's common stock (the "2025 Notes Partial Repurchase"). Under the Exchange Agreements, the total amount of cash paid and number of shares of common stock issued by the Company were based upon the volume-weighted average price per share of the Company's common stock during a ten-trading day averaging period ending on June 14, 2022. Upon entering into the Exchange Agreements, the conversion feature related to the 2025 Notes repurchased, as well as the settlements of the related convertible senior note hedges and warrants, were subject to derivative accounting. In connection with the 2025 Notes Partial Repurchase, the Company recognized a loss on extinguishment of debt of $104.7 million and a loss on fair value adjustment of derivatives, net of $17.7 million, and recorded a $48.5 million increase to Additional paid-in capital during 2022.

In connection with dividends paid during 2022, the conversion rate for the remaining 2025 Notes decreased to approximately $11.59 per share, which represents 86.267 shares of common stock per $1,000 principal amount of the 2025 Notes, or a total of approximately 9.058 million shares.

The following table includes the outstanding principal amount and carrying value of the 2025 Notes as of the periods indicated:

(dollars in thousands)		DECEMBER 25, 2022		DECEMBER 26, 2021
Long-term debt, net				
Principal	$	105,000	$	230,000
Less: debt issuance costs (1)		(1,939)		(5,898)
Net carrying amount	$	103,061	$	224,102

_____
(1)   Debt issuance costs are amortized to Interest expense, net using the effective interest method over the 2025 Notes' expected life. During 2022, the Company wrote off $2.8 million of debt issuance costs as a result of the 2025 Notes Partial Repurchase.

Following is a summary of interest expense for the 2025 Notes, by component for the periods indicated:

(dollars in thousands)	FISCAL YEAR					
	2022		2021		2020	
Coupon interest	$	8,080	$	11,500	$	7,443
Deferred discount amortization		—		—		6,275
Debt issuance cost amortization		1,156		1,557		569
Total interest expense (1)	$	9,236	$	13,057	$	14,287

_____

(1)   The effective rate of the 2025 Notes over their expected life was 5.85% for 2022 and 2021 and 13.73% for 2020.

Convertible Note Hedge and Warrant Transactions - In connection with the offering of the 2025 Notes, the Company entered into convertible note hedge transactions (the "Convertible Note Hedge Transactions") with certain of the initial purchasers of the 2025 Notes and/or their respective affiliates and other financial institutions (in this capacity, the "Hedge Counterparties"). Concurrently with the Company's entry into the Convertible Note Hedge Transactions, the Company also entered into separate, warrant transactions with the Hedge Counterparties collectively relating to the same number of shares of the Company's common stock, subject to customary anti-dilution adjustments, and for which the Company received proceeds that partially offset the cost of entering into the Convertible Note Hedge Transactions (the "Warrant Transactions").

The Convertible Note Hedge Transactions cover, subject to customary anti-dilution adjustments, the number of shares of the Company's common stock that initially underlie the 2025 Notes, and are expected generally to reduce the potential equity dilution in excess of the principal amount due upon conversion of the 2025 Notes. The Warrant Transactions have a dilutive effect on the Company's common stock to the extent that the price of its common stock exceeds the strike price of the Warrant Transactions. The strike price was initially $16.64 per share and is subject to certain adjustments under the terms of the Warrant Transactions.

The portion of the net proceeds to the Company from the offering of the 2025 Notes that was used to pay the premium on the Convertible Note Hedge Transactions, net of the proceeds to the Company from the Warrant Transactions, was approximately $19.6 million. The net costs incurred in connection with the Convertible Note Hedge Transactions and Warrant Transactions were recorded as a reduction to Additional paid-in capital on the Company's Consolidated Balance Sheet during 2020.

The Convertible Note Hedge Transactions are exercisable upon conversion of the 2025 Notes. The Convertible Note Hedge Transactions expire upon maturity of the 2025 Notes. The Warrant Transactions are exercisable on the expiration dates included in the related forms of confirmation.

In connection with the 2025 Notes Partial Repurchase, the Company entered into partial unwind agreements with certain financial institutions relating to a portion of the convertible note hedge transactions (the "Note Hedge Early Termination Agreements") and a portion of the Warrant Transactions (the "Warrant Early Termination Agreements") that were previously entered into by the Company in connection with the issuance of the 2025 Notes. Upon settlement, the Company received $131.9 million for the Note Hedge Early Termination Agreements and paid $114.8 million for the Warrant Early Termination Agreements. In connection with the Note Hedge Early Termination Agreements and the Warrant Early Termination Agreements the Company recorded a $113.0 million increase and a $97.6 million decrease, respectively, to Additional paid-in capital during 2022.

The remaining Warrant Transactions have a dilutive effect on the Company's common stock to the extent that the price of its common stock exceeds the strike price of the Warrant Transactions. In connection with dividends paid during 2022, the strike price for the remaining Warrant Transactions decreased to $16.23.

15.   Other Long-term Liabilities, Net

Other long-term liabilities, net, consisted of the following as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Accrued insurance liability	$ 28,133	$ 31,517
Deferred payroll tax liabilities (1)	—	27,302
Deferred compensation obligations	31,608	37,514
Other long-term liabilities	27,645	28,909
	$ 87,386	$ 125,242

_____
(1)   During 2022, the Company made a payment of $27.3 million related to payroll taxes deferred under the CARES Act.

16.   Stockholders' Equity

Share Repurchases - On February 8, 2022, the Company's Board of Directors (the "Board") approved a share repurchase program (the "2022 Share Repurchase Program") under which the Company was authorized to repurchase up to $125.0 million of its outstanding common stock. The 2022 Share Repurchase Program will expire on August 9, 2023. As of December 25, 2022, $15.0 million remained available for repurchase under the 2022 Share Repurchase Program. Following is a summary of the shares repurchased under the 2022 Share Repurchase Program during fiscal year 2022:

(in thousands, except per share data)	NUMBER OF SHARES	AVERAGE REPURCHASE PRICE PER SHARE	AMOUNT
First fiscal quarter	551	$ 21.26	$ 11,702
Second fiscal quarter	1,761	$ 20.30	35,749
Third fiscal quarter	1,746	$ 19.21	33,549
Fourth fiscal quarter	1,371	$ 21.15	28,999
Total common stock repurchases (1)	5,429	$ 20.26	$ 109,999

_____
(1)   Subsequent to December 25, 2022, the Company repurchased 644 thousand shares of its common stock for $15.0 million under a Rule 10b5-1 plan.

On February 7, 2023, the Company's Board approved a new $125.0 million authorization (the "2023 Share Repurchase Program"). The 2023 Share Repurchase Program will expire on August 7, 2024.

Dividends - The Company declared and paid dividends per share during the periods presented as follows:

	DIVIDENDS PER SHARE		AMOUNT	
	FISCAL YEAR		FISCAL YEAR	
(dollars in thousands, except per share data)	2022	2020	2022	2020
First fiscal quarter	$ 0.14	$ 0.20	$ 12,559	$ 17,480
Second fiscal quarter	0.14	—	12,418	—
Third fiscal quarter	0.14	—	12,475	—
Fourth fiscal quarter	0.14	—	12,284	—
Total cash dividends declared and paid	$ 0.56	$ 0.20	$ 49,736	$ 17,480

On February 7, 2023, the Board declared a quarterly cash dividend of $0.24 per share, payable on March 15, 2023 to shareholders of record at the close of business on March 1, 2023.

Redeemable Preferred Stock - In connection with the development of its Abbraccio Cucina Italiana ("Abbraccio") concept in 2015, the Company sold preferred shares of its Abbraccio concept ("Abbraccio Shares") to certain investors. During 2020, the Company exercised a call option to purchase all outstanding Abbraccio Shares for $1.0 million and recorded a reduction to Accumulated deficit and an increase in Net loss applicable to common stockholders of $3.5 million for the consideration paid in excess of the Abbraccio Shares' carrying value.

Accumulated Other Comprehensive Loss ("AOCL") - Following are the components of AOCL as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Foreign currency translation adjustment	$ (185,311)	$ (195,480)
Unrealized loss on derivatives, net of tax	—	(10,509)
Accumulated other comprehensive loss	$ (185,311)	$ (205,989)

Following are the components of Other comprehensive income (loss) attributable to Bloomin' Brands for the periods indicated:

(dollars in thousands)	FISCAL YEAR		
	2022	2021	2020
Foreign currency translation adjustment	$ 10,169	$ (6,597)	$ (36,852)
Unrealized gain (loss) on derivatives, net of tax (1)	573	86	(14,741)
Reclassification of adjustments for loss on derivatives included in Net income (loss), net of tax (2)	954	7,392	9,923
Impact of terminated interest rate swaps included in Net income (loss), net of tax (2)	8,982	4,576	—
Total gain (loss) on derivatives, net of tax	10,509	12,054	(4,818)
Other comprehensive income (loss) attributable to Bloomin' Brands	$ 20,678	$ 5,457	$ (41,670)

_____

(1)   Unrealized loss on derivatives during 2020 is net of tax of $5.1 million.
(2)   See Note 17 - *Derivative Instruments and Hedging Activities* for the tax impact of reclassifications and the terminated swaps.

17.   Derivative Instruments and Hedging Activities

Interest Rate Risk - The Company manages economic risks, including interest rate variability, primarily by managing the amount, sources and duration of its debt funding and through the use of derivative financial instruments. The Company's objectives in using interest rate derivatives are to manage its exposure to interest rate movements. To accomplish this objective, the Company uses interest rate swaps.

Designated Hedges

Cash Flow Hedges of Interest Rate Risk - In October 2018, the Company entered into variable-to-fixed interest rate swap agreements with 12 counterparties to hedge a portion of the cash flows of the Company's variable rate debt (the "2018 Swap Agreements"). The 2018 Swap Agreements had an aggregate notional amount of $550.0 million and matured on November 30, 2022. Under the terms of the 2018 Swap Agreements, the Company paid a weighted average fixed rate of 3.04% on the notional amount and received payments from the counterparties based on the one-month LIBOR rate.

In connection with the refinancing of its Former Credit Facility, on April 16, 2021 the Company terminated its variable-to-fixed interest rate swap agreements with seven counterparties having an aggregate notional amount of $275.0 million for a payment of approximately $13.3 million, including accrued interest. Following these terminations, $13.4 million of unrealized losses related to the terminated swap agreements included in AOCL were amortized on a straight-line basis to Interest expense, net over the remaining original term of the terminated swaps.

As a result of the Company's anticipated decrease in variable rate debt balances due to significant voluntary debt payments, on December 9, 2021 the Company terminated its variable-to-fixed interest rate swap agreements with three counterparties having an aggregate notional amount of $150.0 million for a payment of approximately $4.1 million, including accrued interest. Following these terminations, $4.1 million of unrealized losses related to the terminated swap agreements included in AOCL were amortized to Interest expense, net over the remaining original term of the terminated swaps.

In connection with the Amended Credit Agreement, on April 26, 2022 the Company terminated its remaining variable-to-fixed interest rate swap agreements. Following these terminations, the unrealized losses related to the terminated swap agreements included in Accumulated other comprehensive loss were amortized to Interest expense, net over the remaining original term of the terminated swaps.

The Company's swap agreements were designated and qualified as cash flow hedges, recognized on its Consolidated Balance Sheet at fair value as of December 26, 2021 and classified based on the instruments' maturity dates. The following table presents the fair value and classification of the Company's swap agreements as of the period indicated:

(dollars in thousands)	DECEMBER 26, 2021		CONSOLIDATED BALANCE SHEET CLASSIFICATION
Interest rate swaps - liability (1)	$	3,056	Accrued and other current liabilities
Accrued interest	$	276	Accrued and other current liabilities

_____
(1)   See Note 19 - *Fair Value Measurements* for fair value discussion of the interest rate swaps.

The Company's interest rate swaps were subject to master netting arrangements. As of December 26, 2021, the Company did not have more than one derivative between the same counterparties and as such, there was no netting.

The following table summarizes the effects of the swap agreements on Net income (loss) for the periods indicated:

(dollars in thousands)	FISCAL YEAR					
	2022		2021		2020	
Interest rate swap agreements:						
Interest rate swap expense recognized in Interest expense, net	$	(1,284)	$	(9,951)	$	(13,370)
Income tax benefit recognized in Provision (benefit) for income taxes		330		2,559		3,447
Net effects of interest rate swap agreements	$	(954)	$	(7,392)	$	(9,923)
Terminated interest rate swap agreements:						
Terminated interest rate swap expense recognized in Interest expense, net	$	(12,115)	$	(6,160)	$	—
Income tax benefit recognized in Provision (benefit) for income taxes		3,133		1,584		—
Net effects of terminated interest rate swap agreements	$	(8,982)	$	(4,576)	$	—
Total net effects on Net income (loss)	$	(9,936)	$	(11,968)	$	(9,923)

By utilizing the interest rate swaps, the Company was exposed to credit-related losses in the event that the counterparty failed to perform under the terms of the derivative contract. To mitigate this risk, the Company entered into derivative contracts with major financial institutions based upon credit ratings and other factors. The Company continually assessed the creditworthiness of its counterparties. As of December 26, 2021, all counterparties to the interest rate swaps performed in accordance with their contractual obligations.

18.   Leases

The following table includes a detail of lease assets and liabilities included on the Company's Consolidated Balance Sheets as of the periods indicated:

(dollars in thousands)	CONSOLIDATED BALANCE SHEET CLASSIFICATION	DECEMBER 25, 2022	DECEMBER 26, 2021
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 1,103,083	$ 1,130,873
Finance lease right-of-use assets (1)	Property, fixtures and equipment, net	4,679	2,074
Total lease assets, net		$ 1,107,762	$ 1,132,947
Current operating lease liabilities (2)	Accrued and other current liabilities	$ 183,510	$ 177,028
Current finance lease liabilities	Current portion of long-term debt	1,636	958
Non-current operating lease liabilities (2)	Non-current operating lease liabilities	1,148,379	1,178,998
Non-current finance lease liabilities	Long-term debt, net	3,149	1,264
Total lease liabilities		$ 1,336,674	$ 1,358,248

_____

(1)   Net of accumulated amortization of $3.6 million and $3.3 million as December 25, 2022 and December 26, 2021, respectively.
(2)   Excludes current accrued contingent percentage rent of $3.4 million and $3.5 million, as of December 25, 2022 and December 26, 2021, respectively, and immaterial current and non-current COVID-19-related deferred rent accruals.

Following is a summary of expenses and income related to leases recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods indicated:

(dollars in thousands)	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) CLASSIFICATION	FISCAL YEAR		
		2022	2021	2020
Operating leases (1)	Other restaurant operating	$ 182,091	$ 178,733	$ 178,740
Variable lease cost (2)	Other restaurant operating	6,508	4,350	(2,326)
Finance leases:				
Amortization of leased assets	Depreciation and amortization	1,420	1,079	1,248
Interest on lease liabilities	Interest expense, net	172	129	160
Sublease revenue	Franchise and other revenues	(9,016)	(9,396)	(3,121)
Lease costs, net		$ 181,175	$ 174,895	$ 174,701

_____

(1)   Excludes rent expense for office facilities and Company-owned closed or subleased properties of $12.2 million, $12.9 million and $13.8 million for 2022, 2021 and 2020, respectively, which is included in General and administrative expense. Also excludes certain immaterial supply chain related rent expense included in Food and beverage costs for 2021 and 2020.
(2)   Includes COVID-19-related rent abatements for 2021 and 2020.

As of December 25, 2022, future minimum lease payments and sublease revenues under non-cancelable leases are as follows:

(dollars in thousands)	OPERATING LEASES (1)		FINANCE LEASES		SUBLEASE REVENUES	
2023 (2)	$	190,933	$	1,674	$	(5,552)
2024		192,371		1,275		(5,782)
2025		179,377		821		(5,518)
2026		171,279		426		(5,514)
2027		165,906		338		(5,617)
Thereafter		1,407,054		1,442		(40,598)
Total minimum lease payments (receipts) (3)		2,306,920		5,976	$	(68,581)
Less: Interest		(974,623)		(1,191)		
Present value of future lease payments	$	1,332,297	$	4,785		

_____

(1) Includes immaterial current and non-current COVID-19-related deferred rent accruals as of December 25, 2022.
(2) Net of operating lease prepaid rent of $4.6 million.
(3) Includes $919.7 million related to operating lease renewal options that are reasonably certain of exercise and excludes $172.9 million of signed operating leases that have not yet commenced.

The following table is a summary of the weighted average remaining lease terms and weighted average discount rates of the Company's leases as of the periods indicated:

	DECEMBER 25, 2022	DECEMBER 26, 2021
Weighted average remaining lease term (1):		
Operating leases	13.2 years	13.7 years
Finance leases	5.4 years	2.8 years
Weighted average discount rate (2):		
Operating leases	8.44 %	8.42 %
Finance leases	6.63 %	5.01 %

_____

(1) Includes lease renewal options that are reasonably certain of exercise.
(2) Based on the Company's incremental borrowing rate at lease commencement or lease remeasurement.

The following table is a summary of cash flow impacts to the Company's Consolidated Financial Statements related to its leases for the periods indicated:

	FISCAL YEAR					
(dollars in thousands)	2022		2021		2020	
Cash flows from operating activities:						
Cash paid for amounts included in the measurement of operating lease liabilities	$	193,822	$	205,253	$	177,961

Properties Leased to Third Parties - The Company leases certain owned land and buildings to third parties, generally related to closed or refranchised restaurants. The following table is a summary of assets leased to third parties as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021	
Land	$	4,906	$	5,021
Buildings	$	4,289	$	4,987
Less: accumulated depreciation		(3,298)		(3,746)
Buildings, net	$	991	$	1,241

19.   Fair Value Measurements

Fair Value Measurements on a Recurring Basis - The following table summarizes the Company's financial assets and liabilities measured at fair value by hierarchy level on a recurring basis as of the periods indicated:

| | DECEMBER 25, 2022 | | DECEMBER 26, 2021 | | |
(dollars in thousands)	TOTAL	LEVEL 1	TOTAL	LEVEL 1	LEVEL 2
Assets:					
Cash equivalents:					
Fixed income funds	$ 3,301	$ 3,301	$ 6,714	$ 6,714	$ —
Money market funds	4,786	4,786	9,039	9,039	—
Restricted cash equivalents:					
Money market funds	—	—	1,472	1,472	—
Total asset recurring fair value measurements	$ 8,087	$ 8,087	$ 17,225	$ 17,225	$ —
Liabilities:					
Accrued and other current liabilities:					
Derivative instruments - interest rate swaps	$ —	$ —	$ 3,056	$ —	$ 3,056

Fair value of each class of financial instrument is determined based on the following:

FINANCIAL INSTRUMENT	METHODS AND ASSUMPTIONS
Fixed income funds and Money market funds	Carrying value approximates fair value because maturities are less than three months.
Derivative instruments	Historically, the Company's derivative instruments included interest rate swaps. Fair value measurements were based on the contractual terms of the derivatives and used observable market-based inputs. The interest rate swaps were valued using a discounted cash flow analysis on the expected cash flows of each derivative using observable inputs including interest rate curves and credit spreads. The Company also considered its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. As of December 26, 2021, the Company determined that the credit valuation adjustments were not significant to the overall valuation of its derivatives.

Fair Value Measurements on a Nonrecurring Basis - Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to property, fixtures and equipment, operating lease right-of-use assets, goodwill and other intangible assets, which are remeasured when carrying value exceeds fair value. Carrying value after impairment approximates fair value. The following table summarizes the Company's assets measured at fair value by hierarchy level on a nonrecurring basis for the periods indicated:

| | 2022 | | 2021 | | 2020 | |
(dollars in thousands)	REMAINING CARRYING VALUE	TOTAL IMPAIRMENT	REMAINING CARRYING VALUE	TOTAL IMPAIRMENT	REMAINING CARRYING VALUE	TOTAL IMPAIRMENT
Assets held for sale (1)	$ —	$ —	$ —	$ —	$ 1,934	$ 123
Operating lease right-of-use assets (2)	2,219	1,233	8,647	3,950	72,615	30,940
Property, fixtures and equipment (3)	2,807	4,253	11,647	8,445	26,311	41,077
Goodwill and other assets (4)	—	—	—	1,006	748	2,683
	$ 5,026	$ 5,486	$ 20,294	$ 13,401	$ 101,608	$ 74,823

_____
(1)   Carrying values measured using Level 3 inputs to estimate fair value totaled $1.2 million during 2020. All other assets were valued using Level 2 inputs. Third-party market appraisals or executed sales contracts (Level 2) and discounted cash flow models (Level 3) were used to estimate fair value.
(2)   Carrying values measured using discounted cash flow models (Level 3). Refer to Note 5 - *Impairments and Exit Costs* for a more detailed discussion of impairments.
(3)   Carrying values measured using Level 2 inputs to estimate fair value totaled $1.4 million and $2.2 million for 2021 and 2020, respectively. All other assets were valued using Level 3 inputs. Third-party market appraisals (Level 2) and discounted cash flow models (Level 3) were used to estimate the fair value. Refer to Note 5 - *Impairments and Exit Costs* for a more detailed discussion of impairments.
(4)   Other assets were generally measured using the quoted market value of comparable assets (Level 2).

See Note 5 - *Impairments and Exit Costs* for information regarding impairment charges resulting from the fair value measurement performed on a nonrecurring basis during 2020. Projected future cash flows, including discount rate and growth rate assumptions, are derived from then-current economic conditions, expectations of management and projected trends of current operating results. As a result, the Company has determined that the majority of the inputs used to value its long-lived assets held and used are unobservable inputs that fall within Level 3 of the fair value hierarchy.

In assessment of impairment for operating locations, the Company determined the fair values of individual operating locations using an income approach, which required discounting projected future cash flows. When determining the stream of projected future cash flows associated with an individual operating location, management made assumptions, including highest and best use and inputs from restaurant operations, where necessary, and about key variables including the following unobservable inputs: revenue growth rates, controllable and uncontrollable expenses, and asset residual values. In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at its weighted average cost of capital applicable to the country in which the measured assets reside.

The following table presents quantitative information related to certain unobservable inputs used in the Company's Level 3 fair value measurements of Operating lease right-of-use assets and Property, fixtures and equipment for the impairment losses incurred during the period indicated:

UNOBSERVABLE INPUTS	FISCAL YEAR 2020		
Weighted average cost of capital	10.4%	to	11.3%
Long-term growth rate	1.5%	to	2.0%

Fair Value of Financial Instruments - The Company's non-derivative financial instruments consist of cash equivalents, accounts receivable, accounts payable and current and long-term debt. The fair values of cash equivalents, accounts receivable and accounts payable approximate their carrying amounts reported on its Consolidated Balance Sheets due to their short duration.

Debt is carried at amortized cost; however, the Company estimates the fair value of debt for disclosure purposes. The following table includes the carrying value and fair value of the Company's debt by hierarchy level as of the periods indicated:

	DECEMBER 25, 2022		DECEMBER 26, 2021	
(dollars in thousands)	CARRYING VALUE	FAIR VALUE LEVEL 2	CARRYING VALUE	FAIR VALUE LEVEL 2
Senior Secured Credit Facility:				
Term loan A	$ —	$ —	$ 195,000	$ 190,125
Revolving credit facility	$ 430,000	$ 430,000	$ 80,000	$ 76,926
2025 Notes	$ 105,000	$ 198,843	$ 230,000	$ 447,615
2029 Notes	$ 300,000	$ 260,265	$ 300,000	$ 304,395

20.   Allowance for Expected Credit Losses

The following table is a rollforward of the Company's trade receivables allowance for expected credit losses for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Allowance for expected credit losses, beginning of the period	$ 4,050	$ 4,095	$ 199
Adjustment for adoption of ASU No. 2016-13	—	—	1,018
Provision for expected credit losses (1)	1,547	64	3,472
Charge-off of accounts	(146)	(109)	(594)
Allowance for expected credit losses, end of the period	$ 5,451	$ 4,050	$ 4,095

_____

(1)   In March 2020, the Company fully reserved substantially all of its outstanding franchise receivables in response to the economic impact of the COVID-19 pandemic. See Note 3 - *COVID-19* for details regarding the impact of the COVID-19 pandemic on the Company's financial results.

The Company is also exposed to credit losses from off-balance sheet lease guarantees primarily related to the divestiture of certain formerly Company-owned restaurant sites. See Note 22 - *Commitments and Contingencies* for details regarding these lease guarantees.

21.   Income Taxes

The following table presents the domestic and foreign components of Income (loss) before provision (benefit) for income taxes for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Domestic	$ 134,465	$ 258,202	$ (206,941)
Foreign	17,442	(8,905)	(32,580)
Income (loss) before provision (benefit) for income taxes	$ 151,907	$ 249,297	$ (239,521)

Provision (benefit) for income taxes consisted of the following for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Current provision:			
Federal	$ 13,026	$ 16,951	$ 2,606
State	10,576	10,917	2,301
Foreign	5,354	1,862	2,623
	28,956	29,730	7,530
Deferred provision (benefit):			
Federal	5,172	(2,057)	(66,498)
State	3,470	1,194	(12,527)
Foreign	5,106	(2,483)	(9,231)
	13,748	(3,346)	(88,256)
Provision (benefit) for income taxes	$ 42,704	$ 26,384	$ (80,726)

Effective Income Tax Rate - The reconciliation of income taxes calculated at the United States federal tax statutory rate to the Company's effective income tax rate is as follows for the periods indicated:

	FISCAL YEAR		
	2022	**2021**	**2020 (1)**
Income taxes at federal statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	7.3	3.8	3.3
Non-deductible loss on 2025 Notes Partial Repurchase	18.0	—	—
Non-deductible expenses	2.8	2.3	(1.4)
Foreign tax rate differential	2.3	(0.2)	1.1
U.S. tax on foreign earnings - GILTI	1.6	—	—
Brazil tax legislation	0.2	—	—
Employment-related credits, net	(22.4)	(13.2)	9.9
Net changes in deferred tax valuation allowances	(2.8)	(0.7)	(0.6)
Tax settlements and related adjustments	(0.1)	(1.7)	0.1
Other, net	0.2	(0.7)	0.3
Total	28.1 %	10.6 %	33.7 %

_____

(1)   Due to the pre-tax book loss, a positive percentage change in the effective income tax rate table reflects a favorable income tax benefit, whereas a negative percentage change in the effective income tax rate table reflects an unfavorable income tax expense.

The net increase in the effective income tax rate in 2022 as compared to 2021 was primarily due to the non-deductible losses associated with the 2025 Notes Partial Repurchase recorded during 2022.

The net decrease in the effective income tax rate in 2021 as compared to 2020 was primarily due to the benefit of FICA tax credits on certain employees' tips reducing the effective income tax rate in 2021 as a result of pre-tax book income as compared to increasing the effective income tax rate in 2020 as a result of pre-tax book loss.

A restaurant company employer may claim a credit against its federal income taxes for FICA taxes paid on certain tipped wages (the "FICA tax credit"). The level of FICA tax credits is primarily driven by U.S. Restaurant sales and is not impacted by costs incurred that may reduce pre-tax income.

The Company has a blended federal and state statutory rate of approximately 26%. The effective income tax rate for 2022 was higher than the blended federal and state statutory rate primarily due to the non-deductible losses associated with the 2025 Notes Partial Repurchase recorded during 2022, partially offset by the benefit of FICA tax credits on certain employees' tips. The effective income tax rate for 2021 was lower than the blended federal and state statutory rate primarily due to the benefit of FICA tax credits on certain employees' tips.

On December 28, 2021, the U.S. Treasury and the Internal Revenue Service released final regulations that, among other things, provide guidance on several aspects of the foreign tax credit rules. As part of the guidance issued, these regulations change longstanding foreign tax credit regulations that now make foreign taxes paid to certain countries no longer creditable in the United States. The Company expects that a portion of post-2022 foreign taxes paid will not be creditable in the United States. Furthermore, the impact of these regulations will result in the utilization of existing prior year foreign tax credit carryforwards for which the Company had previously recorded a valuation allowance. The valuation allowance related to the credits expected to be utilized was released during 2022.

Deferred Tax Assets and Liabilities - The income tax effects of temporary differences that give rise to significant portions of deferred income tax assets and liabilities are as follows as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022	DECEMBER 26, 2021
Deferred income tax assets:		
Operating lease liabilities	$ 346,482	$ 352,041
Insurance reserves	15,695	14,329
Unearned revenue	52,366	50,284
Deferred compensation	14,726	25,164
Net operating loss carryforwards	14,277	18,227
Federal tax credit carryforwards	165,411	146,734
Other, net (1)	12,248	21,222
Gross deferred income tax assets	621,205	628,001
Less: valuation allowance	(12,664)	(16,998)
Deferred income tax assets, net of valuation allowance	608,541	611,003
Deferred income tax liabilities:		
Less: operating lease right-of-use asset basis differences	(284,701)	(290,697)
Less: property, fixtures and equipment basis differences	(63,344)	(48,284)
Less: intangible asset basis differences	(109,162)	(103,954)
Deferred income tax assets, net	$ 151,334	$ 168,068
Reported as:		
Deferred income tax assets	$ 153,118	$ 168,068
Deferred income tax liabilities (included in Other long-term liabilities, net)	(1,784)	—
Net deferred tax assets	$ 151,334	$ 168,068

_____

(1)   As of December 25, 2022 and December 26, 2021, the Company maintained deferred tax liabilities for state income taxes on historical foreign earnings of $0.3 million and $0.2 million, respectively.

As of December 25, 2022, valuation allowances against deferred tax assets in the U.S. and in certain foreign jurisdictions totaled $0.4 million and $12.3 million, respectively. The Company will maintain the valuation allowances in each applicable tax jurisdiction until it determines it is more likely than not the deferred tax assets will be realized. The net change in the deferred tax valuation allowance in 2022 is primarily attributable to net operating loss carryforwards in certain foreign jurisdictions with full valuation allowances recorded that expired or are no longer available to the Company and the release of the valuation allowance recorded against foreign tax credits that are now more likely than not to be realized.

The Company has considered the impact of the COVID-19 pandemic on the Company's Brazilian operating subsidiary, including assessing the realizability of Brazilian deferred tax assets. As part of the Company's evaluation of positive and negative evidence, management considered whether there has been cumulative income or loss in the past three years, the impact of non-deductible amounts, the scheduled reversal of deferred tax assets and liabilities, projected future taxable income and the state of the Company's business in Brazil. As of December 25, 2022 and December 26, 2021, the Company has concluded that no valuation allowance is required against the deferred tax assets of its Brazilian operating subsidiary. Although management uses the best information available, it is reasonably possible that the estimates used by the Company could be materially different from the actual results. These differences could result in a material adjustment to the Company's valuation allowance in a future reporting period.

In September 2022, the Company's Brazilian subsidiary received a preliminary injunction authorizing it to benefit from the exemptions enacted by Law 14,148/2021 which provides for emergency and temporary actions that would grant certain industries a 100% exemption from income tax (IRPJ and CSLL) and federal value added taxes (PIS and COFINS) for a five-year period. The injunction was issued as part of an ongoing lawsuit initiated by the

Company's Brazilian subsidiary due to the uncertainty regarding the restaurant industry's eligibility for the exemptions under this legislation.

During the thirteen weeks ended December 25, 2022, the Company concluded that it is more likely than not eligible for benefits under this legislation. The Company will continue to evaluate and assess the exemptions, the status of its preliminary injunction and all other available evidence in future periods.

The benefits of the Brazil tax legislation include an increase in revenues as a result of not being required to remit certain PIS and COFINS during the exemption period. The increase in revenues is partially offset by higher costs in several financial statement line items that were previously reduced by PIS and COFINS tax credits that will not be generated during the exemption period. Benefits of this legislation also include a reduction in the Brazilian income tax rate from 34% to 0% for a period of five years on certain income earned in Brazil. Benefits began in the thirteen weeks ended December 25, 2022 and end in the first quarter of 2027 with a return to full statutory income tax rates. The Company's 2022 Net income and Earnings per share were not materially impacted by the overall income tax impacts of the Brazil tax legislation which included revaluing Brazilian deferred tax assets and liabilities that are expected to reverse during the exemption period.

Undistributed Earnings - As of December 25, 2022, the Company had aggregate undistributed foreign earnings of approximately $23.2 million. These earnings may be repatriated to the U.S. without additional material U.S. federal income tax. These amounts are not considered indefinitely reinvested in the Company's foreign subsidiaries.

The Company has not recorded a deferred tax liability on the financial statement carrying amount over the tax basis of its investments in foreign subsidiaries because the Company continues to assert that it is indefinitely reinvested in its underlying investments in foreign subsidiaries. The determination of any unrecorded deferred tax liability on this amount is not practicable due to the uncertainty of how these investments would be recovered.

Tax Carryforwards - The amount and expiration dates of tax loss carryforwards and credit carryforwards as of December 25, 2022 are as follows:

(dollars in thousands)	EXPIRATION DATE	AMOUNT
Federal tax credit carryforwards	2026 - 2042	$ 177,676
Foreign loss carryforwards	2023 - Indefinite	$ 62,213
Foreign credit carryforwards	Indefinite	$ 864

As of December 25, 2022, the Company had $175.5 million in general business tax credit carryforwards, which have a 20-year carryforward period and are utilized on a first-in, first-out basis. The Company currently expects to utilize these tax credit carryforwards within a 10-year period. However, the Company's ability to utilize these tax credits could be adversely impacted by, among other items, a future "ownership change" as defined under Section 382 of the Internal Revenue Code.

Unrecognized Tax Benefits - As of December 25, 2022 and December 26, 2021, the liability for unrecognized tax benefits was $18.3 million and $19.2 million, respectively. Of the total amount of unrecognized tax benefits, including accrued interest and penalties, $17.9 million and $18.8 million, respectively, if recognized, would impact the Company's effective income tax rate.

The following table summarizes the activity related to the Company's unrecognized tax benefits for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Balance, beginning of the period	$ 19,238	$ 25,524	$ 27,201
Additions for tax positions taken during a prior period	114	166	1,061
Reductions for tax positions taken during a prior period	(401)	(4,209)	(324)
Additions for tax positions taken during the current period	1,100	1,292	762
Settlements with taxing authorities	(375)	(2,674)	(1,290)
Lapses in the applicable statutes of limitations	(1,424)	(854)	(1,857)
Translation adjustments	6	(7)	(29)
Balance, end of the period	$ 18,258	$ 19,238	$ 25,524

The Company had approximately $0.8 million and $0.9 million accrued for the payment of interest and penalties as of December 25, 2022 and December 26, 2021, respectively. The Company recognized immaterial interest and penalties related to uncertain tax positions in the Provision (benefit) for income taxes, for all periods presented.

In many cases, the Company's uncertain tax positions are related to tax years that remain subject to examination by relevant taxable authorities. Based on the outcome of these examinations, or a result of the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the related recorded unrecognized tax benefits for tax positions taken on previously filed tax returns will change by approximately $1.0 million to $2.0 million within the next 12 months.

Open Tax Years - Following is a summary of the open audit years by jurisdiction as of December 25, 2022:

	OPEN AUDIT YEARS
United States - federal	2007 - 2021
United States - state	2009 - 2021
Foreign	2016 - 2021

22.   Commitments and Contingencies

Lease Guarantees - The Company assigned its interest, and is contingently liable, under certain real estate leases. These leases have varying terms, the latest of which expires in 2032. As of December 25, 2022, the undiscounted payments the Company could be required to make in the event of non-payment by the primary lessees was approximately $22.9 million. The present value of these potential payments discounted at the Company's incremental borrowing rate as of December 25, 2022 was approximately $16.8 million. In the event of default, the indemnity clauses in the Company's purchase and sale agreements govern its ability to pursue and recover damages incurred. As of December 25, 2022 and December 26, 2021, the Company's recorded contingent lease liability was $6.2 million and $8.7 million, respectively.

Purchase Obligations - Purchase obligations were $226.6 million and $206.6 million as of December 25, 2022 and December 26, 2021, respectively. These purchase obligations are primarily due within three years, however commitments with various vendors extend through December 2030. Outstanding commitments consist primarily of inventory, kitchen equipment, technology, advertising and restaurant-level service contracts. In 2022, the Company purchased more than 95% of its U.S. beef raw materials from four beef suppliers that represent more than 80% of the total beef marketplace in the U.S.

Litigation and Other Matters - The Company is subject to legal proceedings, claims and liabilities, such as liquor liability, slip and fall cases, wage and hour and other employment-related litigation, which arise in the ordinary course of business. A reserve is recorded when it is both: (i) probable that a loss has occurred and (ii) the amount of loss can be reasonably estimated. There may be instances in which an exposure to loss exceeds the recorded reserve. The Company evaluates, on a quarterly basis, developments in legal proceedings that could cause an increase or decrease in the amount of the reserve that has been previously recorded, or a revision to the disclosed estimated range of possible losses, as applicable.

The Company's legal proceedings range from cases brought by a single plaintiff to threatened class actions with many putative class members. While some matters pending against the Company specify the damages claimed by the plaintiff or class, many seek unspecified amounts or are at very early stages of the legal process. Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated, unsupported or unrelated to possible outcomes, and as such, are not meaningful indicators of the Company's potential liability or financial exposure. As a result, some matters have not yet progressed sufficiently through discovery or development of important factual information and legal issues to enable the Company to estimate an amount of loss or a range of possible loss.

Certain subsidiaries of the Company have been named in collective actions alleging violations of the Fair Labor Standards Act and state wage and hour laws. The Company believes its employees were properly paid and is defending these matters vigorously. During the thirteen weeks ended December 25, 2022, the Company accrued $5.9 million within Accrued and other current liabilities on its Consolidated Balance Sheet for these matters.

The Company intends to defend itself in legal matters. Some of these matters may be covered, at least in part, by insurance if they exceed specified retention or deductible amounts. However, it is possible that claims may be denied by the Company's insurance carriers, the Company may be required by its insurance carriers to contribute to the payment of claims, or the Company's insurance coverage may not continue to be available on acceptable terms or in sufficient amounts. The Company records receivables from third party insurers when recovery has been determined to be probable. The Company believes that the ultimate determination of liability in connection with legal claims pending against the Company, if any, in excess of amounts already provided for such matters in the consolidated financial statements, will not have a material adverse effect on its business, annual results of operations, liquidity or financial position. However, it is possible that the Company's business, results of operations, liquidity, or financial condition could be materially affected in a particular future reporting period by the unfavorable resolution of one or more matters or contingencies during such period.

Including the matters discussed above, the Company recorded reserves of $15.1 million and $7.1 million for certain of its outstanding legal proceedings as of December 25, 2022 and December 26, 2021, respectively, within Accrued and other current liabilities and Other long-term liabilities on its Consolidated Balance Sheets. While the Company believes that additional losses beyond these accruals are reasonably possible, it cannot estimate a possible loss contingency or range of reasonably possible loss contingencies beyond these accruals. During 2022, 2021 and 2020, the Company recognized $9.4 million, $5.4 million and $2.3 million, respectively, in Other restaurant operating expense in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) for certain legal reserves and settlements.

Royalty Termination - On August 2, 2021, wholly-owned subsidiaries of the Company entered into the Purchase and Sale of Royalty Payment Stream and Termination of Royalty Agreement (the "Royalty Termination Agreement") with the Carrabba's Italian Grill founders (the "Carrabba's Founders"), pursuant to which the Company's obligation to pay future royalties on U.S. Carrabba's Italian Grill restaurant sales and lump sum royalty fees on Carrabba's Italian Grill (and Abbraccio) restaurants opened outside the U.S. was terminated. Upon execution of the Royalty Termination Agreement, the Company made a cash payment of $61.9 million to the Carrabba's Founders, which was recorded in Other restaurant operating expense in its Consolidated Statements of Operations and Comprehensive Income (Loss) during 2021.

Insurance - As of December 25, 2022, the future undiscounted payments the Company expects for workers' compensation, general liability and health insurance claims are as follows:

(dollars in thousands)		
2023	$	21,308
2024		11,826
2025		7,597
2026		4,058
2027		2,102
Thereafter		8,473
	$	55,364

The following is a reconciliation of the expected aggregate undiscounted reserves to the discounted reserves for insurance claims recognized on the Company's Consolidated Balance Sheets as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021	
Undiscounted reserves	$	55,364	$	54,664
Discount (1)		(6,299)		(1,130)
Discounted reserves	$	49,065	$	53,534
Discounted reserves recognized on the Company's Consolidated Balance Sheets:				
Accrued and other current liabilities	$	20,932	$	22,017
Other long-term liabilities, net		28,133		31,517
	$	49,065	$	53,534

(1)   Discount rates of 4.47% and 0.69% were used for December 25, 2022 and December 26, 2021, respectively.

23.   Segment Reporting

The Company considers each of its restaurant concepts and international markets as operating segments, which reflects how the Company manages its business, reviews operating performance and allocates resources. Resources are allocated and performance is assessed by the Company's Chief Executive Officer, whom the Company has determined to be its Chief Operating Decision Maker. The Company aggregates its operating segments into two reportable segments, U.S. and international. The U.S. segment includes all restaurants operating in the U.S. while restaurants operating outside the U.S. are included in the international segment.

The following is a summary of reporting segments as of December 25, 2022:

REPORTABLE SEGMENT (1)	CONCEPT	GEOGRAPHIC LOCATION
U.S.	Outback Steakhouse Carrabba's Italian Grill Bonefish Grill Fleming's Prime Steakhouse & Wine Bar	United States of America
International	Outback Steakhouse	Brazil, Hong Kong/China
	Carrabba's Italian Grill (Abbraccio)	Brazil

(1)   Includes franchise locations.

Segment accounting policies are the same as those described in Note 2 - *Summary of Significant Accounting Policies*. Revenues for all segments include only transactions with customers and exclude intersegment revenues. Excluded from Income (loss) from operations for U.S. and international are certain legal and corporate costs not directly related to the performance of the segments, most stock-based compensation expenses, certain insurance expenses and certain bonus expenses.

The following table is a summary of Total revenues by segment for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Total revenues			
U.S.	$ 3,911,870	$ 3,759,981	$ 2,885,542
International	504,638	362,404	285,019
Total revenues	$ 4,416,508	$ 4,122,385	$ 3,170,561

The following table is a reconciliation of segment income (loss) from operations to Income (loss) before provision (benefit) for income taxes for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Segment income (loss) from operations			
U.S.	$ 407,860	$ 443,887	$ (1,630)
International	57,333	16,657	(13,479)
Total segment income (loss) from operations	465,193	460,544	(15,109)
Unallocated corporate operating expense (1)	(134,772)	(151,586)	(159,864)
Total income (loss) from operations	330,421	308,958	(174,973)
Loss on extinguishment and modification of debt	(107,630)	(2,073)	(237)
Loss on fair value adjustment of derivatives, net	(17,685)	—	—
Other (expense) income, net	(23)	26	131
Interest expense, net	(53,176)	(57,614)	(64,442)
Income (loss) before provision (benefit) for income taxes	$ 151,907	$ 249,297	$ (239,521)

_____

(1)   Includes $32.4 million of charges for 2020 that were not allocated to the Company's segments related to its transformational initiatives, primarily recorded within General and administrative expense and Provision for impaired assets and restaurant closings.

The following table is a summary of Depreciation and amortization expense by segment for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Depreciation and amortization			
U.S.	$ 139,170	$ 134,243	$ 144,298
International	23,397	22,649	23,723
Corporate	7,050	6,499	12,240
Total depreciation and amortization	$ 169,617	$ 163,391	$ 180,261

The following table is a summary of capital expenditures by segment for the periods indicated:

	FISCAL YEAR		
(dollars in thousands)	2022	2021	2020
Capital expenditures			
U.S.	$ 196,163	$ 103,303	$ 64,516
International	28,647	14,074	18,542
Corporate	11,709	9,035	5,936
Total capital expenditures	$ 236,519	$ 126,412	$ 88,994

The following table sets forth Total assets by segment as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021	
Assets				
U.S.	$	2,669,953	$	2,626,808
International		400,052		383,075
Corporate		250,420		284,388
Total assets	$	3,320,425	$	3,294,271

Geographic areas — International assets are defined as assets residing in a country other than the U.S. The following table details long-lived assets, excluding goodwill, operating lease right-of-use assets, intangible assets and deferred tax assets, by major geographic area as of the periods indicated:

(dollars in thousands)	DECEMBER 25, 2022		DECEMBER 26, 2021	
U.S.	$	891,379	$	831,634
International				
Brazil		93,972		73,706
Other		10,938		15,342
Total long-lived assets	$	996,289	$	920,682

International revenues are defined as revenues generated from restaurant sales originating in a country other than the U.S. The following table details Total revenues by major geographic area for the periods indicated:

(dollars in thousands)	FISCAL YEAR					
	2022		2021		2020	
U.S.	$	3,911,870	$	3,759,981	$	2,885,542
International						
Brazil		448,411		297,167		222,283
Other		56,227		65,237		62,736
Total revenues	$	4,416,508	$	4,122,385	$	3,170,561

BLOOMIN' BRANDS, INC.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 25, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Management's report on our internal control over financial reporting and the attestation report of PricewaterhouseCoopers LLP, our independent registered certified public accounting firm, on our internal control over financial reporting are included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during our most recent quarter ended December 25, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our directors and nominees will be included under the captions "Proposal No. 1: Election of Directors—Nominees for Election at this Annual Meeting" and "—Directors Continuing in Office" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders ("Definitive Proxy Statement") and is incorporated herein by reference.

The information required by this item relating to our executive officers is included under the caption "Information About Our Executive Officers" in Part I of this Report on Form 10-K.

We have adopted a Code of Conduct that applies to all employees. A copy of our Code of Conduct is available on our website, free of charge. The Internet address for our website is www.bloominbrands.com, and the Code of Conduct may be found on our main webpage by clicking first on "Investors" and then on "Governance— Governance Documents" and next on "Code of Conduct."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, on the Governance Documents webpage, as specified above.

The information required by this item regarding our Audit Committee will be included under the caption "Proposal No. 1: Election of Directors—Board Committees and Meetings" in our Definitive Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included under the captions "Proposal No. 1: Election of Directors— Director Compensation" and "Executive Compensation and Related Information" in our Definitive Proxy Statement and, except for the information under the caption "Pay vs. Performance", is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included under the caption "Ownership of Securities" in our Definitive Proxy Statement and is incorporated herein by reference.

The information relating to securities authorized for issuance under equity compensation plans is included under the caption "Securities Authorized for Issuance Under Equity Compensation Plans" in Item 5 of this Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item relating to transactions with related persons will be included under the caption "Certain Relationships and Related Party Transactions," and the information required by this item relating to director independence will be included under the caption "Proposal No. 1:—Independent Directors," in each case in our Definitive Proxy Statement, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included under the captions "Proposal No. 2: Ratification of Independent Registered Certified Public Accounting Firm—Principal Accountant Fees and Services" and "—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor" in our Definitive Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) LISTING OF FINANCIAL STATEMENTS

The following consolidated financial statements of the Company and subsidiaries are included in Item 8 of this Report:

- Consolidated Balance Sheets – December 25, 2022 and December 26, 2021
- Consolidated Statements of Operations and Comprehensive Income (Loss) – Fiscal years 2022, 2021 and 2020
- Consolidated Statements of Changes in Stockholders' Equity – Fiscal years 2022, 2021 and 2020
- Consolidated Statements of Cash Flows – Fiscal years 2022, 2021 and 2020
- Notes to Consolidated Financial Statements

(a)(2) FINANCIAL STATEMENT SCHEDULES

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Report.

(a)(3) EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS	FILINGS REFERENCED FOR INCORPORATION BY REFERENCE
3.1	Fourth Amended and Restated Certificate of Incorporation	April 20, 2022, Form 8-K, Exhibit 3.1
3.2	Third Amended and Restated Bylaws of Bloomin' Brands, Inc.	December 7, 2018 Form 8-K, Exhibit 3.1
4.1	Form of Common Stock Certificate	Amendment No. 4 to Registration Statement on Form S-1, File No. 333-180615, filed on July 18, 2012, Exhibit 4.1
4.2	Description of Common Stock	December 29, 2019 Form 10-K, Exhibit 4.2
4.3	Indenture, dated as of May 8, 2020, between Bloomin' Brands, Inc. and Wells Fargo Bank, National Association	May 11, 2020 Form 8-K, Exhibit 4.1
4.4	Form of 5.00% Convertible Senior Notes due 2025	May 11, 2020 Form 8-K, Included as Exhibit A to Exhibit 4.1
4.5	Indenture, dated as of April 16, 2021, by and among Bloomin' Brands, Inc., OSI Restaurant Partners, LLC, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee	April 20, 2021 Form 8-K, Exhibit 4.1
4.6	Form of 5.125% Senior Notes due 2029	April 20, 2021 Form 8-K, Included as Exhibit A to Exhibit 4.1
10.1	Second Amended and Restated Credit Agreement, dated April 16, 2021, by and among Bloomin' Brands, Inc., OSI Restaurant Partners, LLC, the guarantors party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative Agent	April 20, 2021 Form 8-K, Exhibit 10.1

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS	FILINGS REFERENCED FOR INCORPORATION BY REFERENCE
10.2	First Amendment to the Second Amended and Restated Credit Agreement and Incremental Amendment, dated April 26, 2022, by and among Bloomin' Brands, Inc., OSI Restaurant Partners, LLC, the guarantors party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative Agent	April 29, 2022, Form 8-K, Exhibit 10.1
10.3	Purchase and Sale of Royalty Payment Stream and Termination of Royalty Agreement dated August 2, 2021 by and among Carrabba's Italian Grill, LLC, OSI Restaurant Partners, LLC Mangia Beve, Inc., Mangia Beve II, Inc., Original, Inc., Voss, Inc., John C. Carrabba, III, Damian C. Mandola and John C. Carrabba, Jr.	August 5, 2021 Form 10-Q, Exhibit 10.2
10.4	Amended and Restated Operating Agreement for OSI/Fleming's, LLC made as of June 4, 2010 by and among OS Prime, LLC, a wholly-owned subsidiary of OSI Restaurant Partners, LLC, FPSH Limited Partnership and AWA III Steakhouses, Inc.	Registration Statement on Form S-1, File No. 333-180615, filed on April 6, 2012, Exhibit 10.8
10.5*	OSI Restaurant Partners, LLC HCE Deferred Compensation Plan effective October 1, 2007	Registration Statement on Form S-1, File No. 333-180615, filed on April 6, 2012, Exhibit 10.46
10.6*	Bloomin' Brands, Inc. 2012 Incentive Award Plan	Amendment No. 4 to Registration Statement on Form S-1, File No. 333-180615, filed on July 18, 2012, Exhibit 10.2
10.7*	Form of Nonqualified Stock Option Award Agreement for options granted under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	December 7, 2012 Form 8-K, Exhibit 10.2
10.8*	Form of Restricted Stock Award Agreement for restricted stock granted to directors under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	December 7, 2012 Form 8-K, Exhibit 10.3
10.9*	Form of Restricted Stock Award Agreement for restricted stock granted to employees and consultants under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	December 7, 2012 Form 8-K, Exhibit 10.4
10.10*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to directors under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	September 30, 2013 Form 10-Q, Exhibit 10.1
10.11*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to employees and consultants under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	September 30, 2013 Form 10-Q, Exhibit 10.2
10.12*	Form of Performance Unit Award Agreement for performance units granted under the Bloomin' Brands, Inc. 2012 Incentive Award Plan	December 7, 2012 Form 8-K, Exhibit 10.5
10.13*	Form of Bloomin' Brands, Inc. Indemnification Agreement by and between Bloomin' Brands, Inc. and each member of its Board of Directors and each of its executive officers	Amendment No. 4 to Registration Statement on Form S-1, File No. 333-180615, filed on July 18, 2012, Exhibit 10.39
10.14*	Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	March 11, 2016 Definitive Proxy Statement
10.15*	Form of Nonqualified Stock Option Award Agreement for options granted to executive management under the Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	June 26, 2016 Form 10-Q, Exhibit 10.2

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS	FILINGS REFERENCED FOR INCORPORATION BY REFERENCE
10.16*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to directors under the Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	June 26, 2016 Form 10-Q, Exhibit 10.3
10.17*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to executive management under the Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	June 26, 2016 Form 10-Q, Exhibit 10.4
10.18*	Form of Performance Award Agreement for performance units granted under the Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	June 26, 2016 Form 10-Q, Exhibit 10.5
10.19*	Form of Restricted Cash Award Agreement for cash awards granted under the Bloomin' Brands, Inc. 2016 Omnibus Incentive Compensation Plan	March 26, 2017 Form 10-Q, Exhibit 10.1
10.20*	Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	April 9, 2020 Definitive Proxy Statement
10.21*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to directors under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	May 29, 2020 Form 8-K, Exhibit 10.2
10.22*	Form of Nonqualified Stock Option Award Agreement for options granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	May 29, 2020 Form 8-K, Exhibit 10.3
10.23*	Form of Restricted Stock Unit Award Agreement for restricted stock granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	May 29, 2020 Form 8-K, Exhibit 10.4
10.24*	Form of Performance Award Agreement for performance units granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	May 29, 2020 Form 8-K, Exhibit 10.5
10.25*	Form of Restricted Cash Award Agreement for cash awards granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	May 29, 2020 Form 8-K, Exhibit 10.6
10.26*	Amended Form of Performance Award Agreement for performance units granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	December 27, 2020 Form 10-K, Exhibit 10.48
10.27*	Amended Form of Performance Award Agreement with adapted service criteria for performance units granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	December 27, 2020 Form 10-K, Exhibit 10.49
10.28*	Form of Restricted Stock Unit Award Agreement with adapted service criteria for restricted stock units granted to executive management under the Bloomin' Brands, Inc. 2020 Omnibus Incentive Compensation Plan	December 27, 2020 Form 10-K, Exhibit 10.50
10.29*	Bloomin' Brands, Inc. Executive Change in Control Plan, effective December 6, 2012	December 7, 2012 Form 8-K, Exhibit 10.1
10.30*	Second Amended and Restated Employment Agreement, effective April 1, 2019, by and between Elizabeth A. Smith and Bloomin' Brands, Inc.	March 31, 2019 Form 10-Q, Exhibit 10.2
10.31*	Amended and Restated Officer Employment Agreement, effective April 1, 2019, by and between David J. Deno and Bloomin' Brands, Inc.	March 31, 2019 Form 10-Q, Exhibit 10.3

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS	FILINGS REFERENCED FOR INCORPORATION BY REFERENCE
10.32*	Employment Offer Letter Agreement, dated as of March 7, 2019, between Bloomin' Brands, Inc. and Christopher Meyer	March 31, 2019 Form 10-Q, Exhibit 10.4
10.33*	Employment Offer Letter Agreement, dated as of May 1, 2019, between Kelly Lefferts and Bloomin' Brands, Inc.	June 30, 2019 Form 10-Q, Exhibit 10.4
10.34*	Resignation Agreement, effective March 6, 2020, by and between Elizabeth A. Smith and Bloomin' Brands, Inc.	December 29, 2019 Form 10-K, Exhibit 10.39
10.35*	Employment Offer Letter Agreement, dated as of February 14, 2020, between Bloomin' Brands, Inc. and Gregg Scarlett	December 29, 2019 Form 10-K, Exhibit 10.40
10.36*	Amendment to Officer Employment Agreement, dated as of April 6, 2020, between Bloomin' Brands, Inc. and David J. Deno	March 29, 2020 Form 10-Q, Exhibit 10.4
10.37*	Second Amendment to Officer Employment Agreement, dated as of February 21, 2022, between Bloomin' Brands, Inc. and David J. Deno	December 26, 2021 Form 10-K, Exhibit 10.48
10.38*	Employment Offer Letter Agreement, dated as of April 14, 2021, between Patrick Murtha and Bloomin' Brands, Inc.	December 26, 2021 Form 10-K, Exhibit 10.47
10.39*	Employment Offer Letter Agreement, dated as of August 4, 2022, between Suzann Trevisan and Bloomin' Brands, Inc.	November 1, 2022 Form 10-Q, Exhibit 10.1
10.40	Form of Convertible Note Hedge Transactions confirmation	May 11, 2020 Form 8-K, Exhibit 10.1
10.41	Form of Warrant Transactions confirmation	May 11, 2020 Form 8-K, Exhibit 10.2
10.42	Form of Exchange Agreement, dated as of May 25, 2022, by and between Bloomin' Brands, Inc. and the applicable Noteholder	May 26, 2022, Form 8-K, Exhibit 10.1
21.1	List of Subsidiaries	Filed herewith
23.1	Consent of PricewaterhouseCoopers LLP	Filed herewith
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)	Furnished herewith
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1)	Furnished herewith
101.INS	Inline XBRL Instance Document	Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS	FILINGS REFERENCED FOR INCORPORATION BY REFERENCE
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	Filed herewith

*Management contract or compensatory plan or arrangement required to be filed as an exhibit.

(1) These certifications are not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. These certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 16. Form 10-K Summary

None.

BLOOMIN' BRANDS, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2023   Bloomin' Brands, Inc.

By: /s/ David J. Deno

David J. Deno
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David J. Deno David J. Deno	Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2023
/s/ Christopher Meyer Christopher Meyer	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 22, 2023
/s/ Philip Pace Philip Pace	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 22, 2023
/s/ James R. Craigie James R. Craigie	Chairman of the Board and Director	February 22, 2023
/s/ David R. Fitzjohn David R. Fitzjohn	Director	February 22, 2023
/s/ John Gainor John Gainor	Director	February 22, 2023
/s/ Lawrence Jackson Lawrence Jackson	Director	February 22, 2023
/s/ Julie Kunkel Julie Kunkel	Director	February 22, 2023
/s/ Tara Walpert Levy Tara Walpert Levy	Director	February 22, 2023
/s/ John J. Mahoney John J. Mahoney	Director	February 22, 2023
/s/ Melanie Marein-Efron Melanie Marein-Efron	Director	February 22, 2023

BLOOMIN' BRANDS, INC.

Signature	Title	Date
/s/ R. Michael Mohan R. Michael Mohan	Director	February 22, 2023
/s/ Elizabeth A. Smith Elizabeth A. Smith	Director	February 22, 2023

CORPORATE GOVERNANCE - BLOOMIN' BRANDS, INC.

DIRECTORS

James R. Craigie
Chairman of the Board
Retired Chief Executive Officer,
Church & Dwight

David J. Deno
Chief Executive Officer,
Bloomin' Brands

David R. Fitzjohn
Chairman of the Board,
Pizza Hut UK

John P. Gainor, Jr.
Former President and
Chief Executive Officer,
International Dairy Queen

Lawrence V. Jackson
Senior Advisor, New Mountain
Capital and Chairman of the
Board, SourceMark

Julie Kunkel
Former Partner, Financial
Accounting Advisory Services,
Ernst & Young

Tara Walpert Levy
Vice President, Americas,
YouTube

John J. Mahoney
Former Chief Financial Officer
and Retired Vice Chairman,
Staples

Melanie Marein-Efron
Chief Financial Officer,
Urban Outfitters

R. Michael Mohan
Former President and
Chief Operating Officer, Best Buy

Elizabeth A. Smith
Former Chief Executive Officer,
Bloomin' Brands

EXECUTIVE OFFICERS

David J. Deno
Chief Executive Officer

Kelly Lefferts
Executive Vice President,
Chief Legal Officer and
Secretary

Christopher Meyer
Executive Vice President,
Chief Financial Officer

Patrick Murtha
Executive Vice President,
Fleming's, International

Phil Pace
Senior Vice President,
Chief Accounting Officer

Gregg D. Scarlett
Executive Vice President,
Chief Operating Officer,
Casual Dining Restaurants

Suzann Trevisan
Senior Vice President, Chief
Human Resources Officer

INVESTOR INFORMATION COMMON SHARES

The Company's common shares
are traded on the NASDAQ
Global Select Market under the
symbol: **BLMN**

Legal Counsel
Baker & Hostetler LLP

Independent Registered
Public Accounting Firm
PricewaterhouseCoopers LLP

INVESTOR RELATIONS

Inquiries from stockholders,
analysts or prospective investors
should be directed to:

Tammy Dean
Senior Director,
Corporate Finance and
Investor Relations
Investor@BloominBrands.com

TRANSFER AGENT AND REGISTRAR

Inquiries for stock transfer
requirements, lost certificates
and changes to addresses
should be directed to:

**Computershare Investor
Services**

PO Box 43006
Providence, RI 02940-3006

Phone: 877-373-6374

TDD for hearing impaired:
800-952-9245

Phone (outside the U.S. or
Canada): 781-575-2879

Website:
www.computershare.com/
investor

ANNUAL STOCKHOLDERS MEETING DATE

April 18, 2023

This Annual Report includes
certain forward-looking
statements that are based
upon current expectations and
are subject to a number of
risks and uncertainties. Please
see "Cautionary Statement"
beginning on page 3.





OUTBACK
STEAKHOUSE®

Fleming's®
PRIME STEAKHOUSE & WINE BAR



BLOOMIN'
BRANDS INC®

2202 NORTH WEST SHORE BLVD
SUITE 500 • TAMPA, FL 33607

BLOOMINBRANDS.COM




CARRABBA'S
ITALIAN GRILL®



BONEFISH
GRILL®